SEQUA


nnual Report 2004

Company Profile

Sequa Corporation is a diversified manufacturer with seven discrete operating units organized around six segments – aerospace, automotive, metal coating, specialty chemicals, industrial machinery and other products. Focused on operations with a strong technological component, Sequa holds positions of leadership in key industries and continues to extend its market reach through both internal and external growth strategies.

Financial Profile

(Dollar amounts in thousands, except per share data)

For the year	2004	2003	2002
Sales	**$1,864,063**	$1,547,284	$ 1,447,819
Operating income	**79,873**	47,823	39,406
Income (loss) from continuing operations	**12,670**	(845)	(3,845)
Per share	**$ 1.01**	$ (.28)	$ (.57)
Net income (loss)	**19,227**	11,438	(116,542)
Per share	**$ 1.64**	$ .90	$ (11.39)
Dividends paid	**$ 2,064**	$ 2,064	$ 2,064

Note: Results for 2003 and 2002 are restated.

At year-end	2004	2003	2002
Shareholders' equity	**$ 671,061**	$ 598,091	$ 499,011
Shareholders' equity per share	**$ 59.79**	$ 53.34	$ 43.88
Number of employees	**9,100**	8,530	9,040
Number of stockholders of record	**2,600**	2,700	2,800

To Our Stockholders

Sequa Corporation made important advances in 2004 – advances that we expect will fuel accelerated growth momentum in the current year and beyond. Though 2004 was not without difficulty, the major portion of our business base reached the targets set at the year's outset, and some exceeded them. Moreover, we began work on a program that will reshape the company's profile and allow us to concentrate on building leadership in faster growing markets.

Norman E. Alexander
Executive Chairman

Dr. Martin Weinstein
Vice Chairman and
Chief Executive Officer



Overview of Results for 2004

Led by sharp increases at operations serving the aerospace and automotive markets – and with a sustained high level of performance at the metal coating, specialty chemicals and industrial machinery businesses – Sequa generated a 20 percent increase in sales and a 67 percent increase in operating income for 2004.

Sales rose to $1.86 billion from $1.55 billion a year ago. Operating income advanced more sharply, rising to $79.9 million in 2004 from $47.8 million in 2003. The improved performance reflects several factors — most notably, the recovery of the commercial airline aftermarket and the effect of sales added at the aerospace unit, Chromalloy Gas Turbine, through new engine component repair contracts with major airlines. Results also benefited from higher volumes and improved efficiencies at our automotive operations; from the favorable effect of translating foreign currency results into US dollars; and from the ongoing contribution of across-the-board initiatives to enhance productivity.

The sharp increase in operating income led to strong improvement in after-tax income from continuing operations for 2004, which amounted to $12.7 million or $1.01 per share. In 2003, the company recorded an after-tax loss from continuing operations of $0.8 million or 28 cents per share. After including the results

Milestones

On March 29, 2004, Sequa Corporation celebrated the 75th anniversary of its founding. One year later, on March 13, 2005, the company marked the 75th anniversary of its listing on the New York Stock Exchange. Milestones such as these are a time for reflection, and, so, we look back at the history of Sequa's development.



26,716 Shares

General Printing Ink Corporation

$6 Cumulative Preferred Stock

(With Common Stock Subscription Warrants)

Though the origin of Sequa Corporation dates to the mid-nineteenth century, the modern history of the businesses on which the company was built began in 1929. At that time, five printing ink companies merged to form General Printing Ink Corporation (GPI), a manufacturer of inks supplied to a growing commercial market to print newspapers, magazines and packaging materials. Shortly after its inception, GPI made its first acquisition: the purchase of Fuchs & Lang, a New Jersey-based producer of printing equipment. Among the oldest of the companies that came to make up Sequa Corporation, Fuchs & Lang was the predecessor to Rutherford Machinery and, later, Sequa Can Machinery (which was divested in November 2004).



GPI expanded during the 1930s, despite the dislocation of the depression years, growing to include a specialty chemicals supplier, Sun Chemical and Colors of Harrison, New Jersey. By 1945, the range of operations had broadened to include Warwick Chemical Company, a Rhode Island-based supplier of textile chemicals, principally a line of water-repellant finishes. The diversification into chemicals, of discontinued operations (two businesses divested last year and another sold in 2003, which have been classified for accounting purposes as "discontinued"), net income totaled $19.2 million or $1.64 per share in 2004, compared with net income of $11.4 million or 90 cents per share a year earlier.

To return to the performance of continuing operations, it is important to note that the gains for 2004 were derived almost entirely from organic growth and reflect the underlying earning power of the company's existing portfolio of businesses. We supported these operations through capital investments of $67.7 million, with spending dedicated not to new buildings but to productivity-enhancing improvements. We also continued to invest in our people last year, providing a growing number with the problem-solving tools of Six Sigma to achieve lower costs and increased efficiency.

Chromalloy Gas Turbine Review

The largest of Sequa's business units, Chromalloy Gas Turbine provides aftermarket services to the airline industry, the industrial and marine turbine markets, and the military market. Chromalloy's commercial airline maintenance, repair and overhaul business focuses on providing airline customers with engine services, component repair and replacement parts. Despite the continuing troubles of the airline industry, Chromalloy posted a 30 percent increase in sales and an 81 percent increase in operating profit for 2004. The advances primarily reflect the accumulating benefit of multi-year agreements with a number of airline customers to provide engine maintenance, component repair and replacement parts for specific engines and auxiliary power units in each airline's fleet. Most recently, Chromalloy added to its roster of contract customers, signing a ten-year "power-by-the-hour" agreement with Independence Air for the maintenance of the airline's fleet of CF34 engines.

In addition to providing airlines with advanced repairs to engine components, Chromalloy has introduced a series of new-manufacture spare parts – known as PMAs – for commercial jet engines, and the unit continues to gain Federal Aviation Authority approval for turbine blades developed through its in-house technology. An outgrowth of Chromalloy's traditional focus

paints, varnishes and related products led to a change in the company's name, and Sun Chemical supplanted General Printing Ink as the parent company.

The postwar period was good for Sun Chemical; the company grew steadily, gaining prominence in its major markets. In 1957, Sun merged with Ansbacher Siegle, a Staten Island-based producer of organic pigments, and Norman E. Alexander, who owned Ansbacher, was named president of the combined organization. It was the start of a decades-long period of expansion and remarkable change.



Since organic pigments are a principal raw material of printing inks, the combination of ink-maker Sun with pigments-maker Ansbacher not only made sense; it also made Sun Chemical the nation's only integrated supplier. The company's goal was to become the largest supplier of both products to world markets – a pinnacle reached within three decades.



Through the 1960s and 1970s, Sun Chemical focused on the expansion of the inks and pigments businesses, while pursuing growth along other avenues. The objective was to operate in niche markets and to apply the company's technical, analytical, financial and management skills to become a leader in each. For example, in the United States specialty chemicals industry, Sun Chemical pioneered the development of permanent press resins and went on to introduce breakthrough formulations for textiles, printing and other end uses. Similarly, Warwick International built on its foundation as a producer of textile resins to become one of the world's leading suppliers of detergent chemical additives. Invention and innovation contributed widely to the company's success during this period on maintaining close ties to customers in order to understand and meet their changing needs, the PMA program is conducted through a joint venture with a group of airlines.

Conditions in the airline industry improved in 2004, as the number of passenger flight hours surpassed the peak reached in 2000. With air traffic forecast to increase again this year, the level of repair activity is set to continue rising. Nonetheless, the financial condition of a number of airlines remains fragile, and we continue to monitor developments closely.

In the industrial turbine market, gas turbine engines are used for electric power generation, offshore oil drilling, and other purposes. With a growing installed base of equipment around the world and increased technical requirements, demand for aftermarket services has strengthened. Chromalloy operates in the industrial turbine market in two principal ways: through the direct participation of dedicated operating units and through a strategic partnership with global equipment supplier, Siemens. During 2004, Chromalloy generated gains in its marine and industrial business and posted increased equity income from joint venture operations serving the worldwide industrial gas turbine market.

In the military market, Chromalloy supplies aftermarket service and support for engines flown on transport and jet fighter aircraft, including the TF39, F100 and F108. In this sector, as in commercial arenas, Chromalloy applies proprietary processes to repair critical components and extend the useful life of the engine.

Operations outside the aerospace industry are conducted through five principal businesses organized around four segments: automotive, metal coating, specialty chemicals and industrial machinery. Two smaller businesses – After Six, a supplier of men's formalwear, and Centor, a real estate holding company – are grouped into the other products segment, which recorded higher profits for 2004 due to an increase in the number of properties managed by Centor.



Original illustration for [illegible]

and, in fact, remain a cornerstone of growth.

With the expansion of its chemical-related businesses assured, Sun sought to add a technological dimension to its operating profile and, in 1972, acquired Standard Kollsman Industries, a manufacturer of aircraft instruments and electronic products. Founded in 1928, the Kollsman operation was based on a single aircraft instrument – the barometric altimeter – invented by Paul Kollsman and tested in a daring "blind" flight in 1929 by aviation pioneer Jimmy Doolittle. Kollsman was a part of the Sun Chemical portfolio until 1995, a period in which the operation scored numerous other firsts in commercial and military avionics.

Along with Kollsman, Sun Chemical acquired Casco Products, a supplier of automotive cigarette lighters that was founded in 1921 as Connecticut Automotive Supply Company. Today's Casco operates globally, supplying cigarette lighters, power outlets and electronic sensors to the international automotive marketplace.



In 1978, Sun Chemical began to invest in another company with an interesting technological profile – Chromalloy American Corporation, a St. Louis-based conglomerate that was three times its size. As the company's investment grew to about 45% of Chromalloy's equity, Sun's CEO, Norman Alexander, was elected CEO of Chromalloy – becoming one of only a handful of executives ever to serve simultaneously as chief executive officer of two New York Stock Exchange companies.

With new management in place, Chromalloy undertook a massive restructuring

Automotive ARC Automotive and Casco Products serve the global market, providing airbag inflators and electronic sensors, power outlets and cigarette lighters. Both operations posted higher results for 2004, generating a 23 percent improvement in sales and a doubling of operating income for the segment. ARC Automotive experienced higher demand for driver- and passenger-side inflators, while Casco Products benefited from an increasing emphasis on electronic sensing devices and power outlets and from the acquisition of Silonex, a Canadian supplier of optical components and systems.

Metal Coating Precoat Metals operated on a high plane in 2004, with sales modestly ahead and operating profit up 19 percent, the latter bolstered by the benefits of ongoing Six Sigma programs. Despite strength in the building products industry – the principal outlet for Precoat's metal coating services – overall sales were restrained by tightened conditions in the domestic steel market and by the increased availability of pre-painted steel from foreign suppliers. Early in 2005, Precoat launched a new undertaking, Kassel & Irons, which manufactures metal roofing systems for the residential building market.

Specialty Chemicals Results of United Kingdom-based chemicals supplier Warwick International moved higher in 2004, with profits ahead 14 percent on a 13 percent sales gain. Increases in local currency results were bolstered by the effect of translation into US dollars. Warwick experienced a sustained high level of demand for its signature product, the detergent additive TAED, and the unit's international network of chemicals distributors expanded the range of specialty products marketed to diverse end-users.

Industrial Machinery MEGTEC Systems, the sole operation in this newly constituted segment, provides auxiliary printing equipment to the graphic arts market and emission control machinery for printers and other industrial users. MEGTEC's results were strong in 2004, as operating profit nearly tripled on a 22 percent advance in sales. The advances reflect a vigorous effort to capitalize on the recovery of the global graphic arts market and the absence of restructuring charges that had penalized 2003 results. MEGTEC ended the year with a strong backlog of orders for delivery in the first half of 2005.

program to streamline operations and surface the core technological operations buried among its more than 250 separate businesses. Principal among Chromalloy American's operations was the repair and manufacture of critical components for gas turbine (jet) engines. The business on which Chromalloy was established in the mid-Fifties, the gas turbine operations are now known as Chromalloy Gas Turbine Corporation, the largest Sequa unit and a leading independent supplier to the commercial airline aftermarket. Other key Chromalloy businesses included marine transportation (a major barge line and a fleet of intra-coastal tankers), land transportation (municipal bus lines and the manufacture of truck and bus seats), petroleum services (oil drilling equipment) and metal coil coating (Precoat Metals, which has expanded to become the largest independent metal coil coater in North America). Chromalloy also operated ladies' and men's clothing businesses, the latter of which continues through After Six, a leading supplier of tuxedos to the rental market.



Sun Chemical completed its merger with Chromalloy American Corporation in December 1986. At the same time Sun sold its printing ink and organic pigments businesses – marking a break with the graphic arts industry after 60 years of profitable growth.


SEQUA

To reflect the changed nature of the company's business makeup, Sun Chemical adopted a new name, and Sequa Corporation debuted in May 1987.

The name "Sequa" – itself a new word derived from a Latin root – was chosen for its reference to orderly growth and progression. In keeping with that spirit, Sequa moved quickly to build momentum. By the end of the company's first full year

Governance and Compliance

Last year, for the first time, we were required to implement the new internal control provisions of Section 404 of the 2002 Sarbanes-Oxley legislation. Meeting the demands of Section 404 was an arduous and costly undertaking. The review identified material weaknesses in our systems that caused us to fall short of the standard – though, importantly, none of the shortcomings affected our reported financial statements for the year. Section 404 compliance is an ongoing process, and we are working to correct the deficiencies identified last year and tighten our internal control systems to avoid future shortfalls. For a more comprehensive discussion of this technical issue, we recommend that investors read carefully the material presented in the Controls and Procedures section of the enclosed Form 10-K.

Growth and Change

Throughout the more than 75 years of its existence, Sequa Corporation has been fortunate to have talented, experienced and dedicated managers and directors guiding the company's growth and development. Their service has been unwavering, and their contributions are innumerable.

We've recently experienced change in both our senior management team and our corps of directors. In March, John J. Quicke resigned as vice chairman, executive officer and a director of Sequa. We are confident that he will bring the same skill and commitment to his future endeavors that he has demonstrated during his career with Sequa.

Also during the early months of 2005, two independent directors, David S. Gottesman and R. Scott Schafler, notified us that they will not stand for reelection at the annual meeting. We wish to acknowledge the unstinting commitment of time and effort that both have brought to the board and to the committees on which they served.



as Sequa Corporation, several businesses had been divested, key acquisitions, principally in gas turbine and coil coating, had been concluded, and a new technology business had been added with the purchase of Atlantic Research Corporation (ARC).

Founded in 1949 as a developer of solid rocket propellant for missiles, ARC had grown to be a major defense supplier by the time it became a part of Sequa. Soon after, ARC partnered with a major automotive supplier to introduce a commercial product utilizing technology originally developed for defense purposes. The joint venture entered the nascent market for automobile airbags with a breakthrough product: the first hybrid air-bag inflator system, which was introduced in 1993 for passenger-side airbags. Since then, the military part of the business has been divested, and ARC Automotive has succeeded in developing a widening array of inflator products — for both driver- and passenger-side airbags, and for curtain and side-impact applications.

The 1990s was a period of continuing change at Sequa. A number of business units were divested and others acquired, while investment in ongoing businesses redefined the shape of operations. As the company exited fields such as marine transportation, petroleum services, financial services, can making and avionics,



it added businesses and capabilities consistent with its orientation for expansion. For example, in 1997, Sequa acquired TEC Systems, a producer of industrial dryers and emission control equipment, and

In March, the board of directors elected a new member, Robert F. Weinberg, president of Robert Martin Company, LLC, a real estate management and development firm. We welcome him and look forward to his active participation in board activities.

Another change – one with far-reaching implications for Sequa – took place in early 2005: the election of a new chief executive officer and the creation of a new position, that of executive chairman. This change provides simultaneously for new leadership and continuity of leadership, and we are pleased to report that the transition is proceeding seamlessly. We have worked closely together through the good and bad years since the acquisition of Chromalloy American Corporation in 1986, and we are "in sync" on plans to grow Sequa Corporation in new ways. We are formulating a strategy for the company that will build on the solid foundation established over the past 75 years. We are enthusiastic about the opportunities ahead and confident in Sequa's future. Stay tuned as developments unfold.

Martin Weinstein
Vice Chairman and
Chief Executive Officer

Norman E. Alexander
Executive Chairman

March 21, 2005

combined it with MEG, an existing operation that produced auxiliary printing equipment, to form MEGTEC Systems. Today, MEGTEC is a global supplier of advanced dryers, emission control systems and roll handling products for a broad range of industrial markets.

Sequa Corporation remains a work in progress. As we look ahead to further growth and new milestones, it is well to pause and remember where we've been. "History grounds us," says company chairman, Norman E. Alexander. "It gives us roots and defines our character. As we continue to grow, we must not lose sight of our roots and the strong tradition of excellence we have built over the years."


SEQUA

SEQUA AT A GLANCE

AEROSPACE



Chromalloy Gas Turbine, the largest of Sequa's business units and the sole operation in the aerospace segment, operates in three principal sectors: the commercial airline aftermarket for maintenance, repair and overhaul (MRO) services; the industrial gas turbine market; and the military market. Chromalloy is the independent supplier of choice for advanced repairs and services to critical parts for commercial jet engines. The unit also provides component repair, manufacture and advanced coating services for industrial and marine gas turbines. Lastly, Chromalloy develops repairs and provides maintenance services for the advanced engines used on military transport aircraft and jet fighters.

Markets/Trends: Chromalloy's commercial MRO business focuses on providing airline customers with engine services, component repair and new spare parts. After a period of unprecedented air traffic decline, passenger flight hours in 2004 surpassed the 2000 peak in travel, and airline customer demand for MRO services strengthened. With air traffic forecast to increase about seven percent in 2005, the level of repair activity is set to continue rising. In the industrial turbine market, gas turbine engines are used for electric power generation, offshore oil drilling, natural gas compression and cogeneration of electricity. Global demand for aftermarket services increases as the installed base of equipment expands and technical requirements increase.

AUTOMOTIVE



The automotive segment consists of two business units – ARC Automotive and Casco Products.

ARC Automotive manufactures inflators for driver- and passenger-side airbags, as well as inflators for side-impact and curtain applications. ARC products are sold to the major airbag module makers – Delphi Automotive, Key Safety and Takata – and are used on vehicles from DaimlerChrysler, Ford, General Motors, Hyundai, Opel and VW, among other car companies.

Casco Products, a tier-one supplier to the domestic and international automotive industry, manufactures a wide array of products: power outlets and cigarette lighters; sunload sensors and other devices that regulate automatic climate control systems and monitor air quality and fluid levels; and electronic modules to control seat heating and interior lighting. Casco also supplies replacement lighters and automotive accessories for aftermarket distribution.

Markets/Trends: The North American auto market was strong in 2004, with some 16.5 million cars and light trucks sold. The industry got off to a slow start in 2005, and carmakers moved to shrink capacity and bring production into line with sales. Suppliers continue to face price constraints, making cost containment an ongoing priority.

METAL COATING



The largest independent metal coil coater in North America, **Precoat Metals** operates nine coating lines at seven plant locations. A leader in the application of decorative and protective coatings to continuous coiled steel for use in commercial and residential construction projects, Precoat also serves a growing customer base in diverse industrial markets.

Markets/Trends: Precoat Metals' principal market is the nationwide building products industry, where pre-painted steel is used extensively in commercial, agricultural and architectural construction projects. With steel prices in 2004 nearly twice the level of 2003 (and forecast to continue rising), large construction customers accelerated buying from Precoat – a move that benefited results for 2004 but is expected to curtail sales in 2005. Other served markets – including containers, heating, ventilating and air conditioning, office equipment and appliances – continue to grow in line with overall economic expansion.

SPECIALTY CHEMICALS



Warwick International, based in the United Kingdom, is a leading supplier of TAED, a performance chemical that acts as a bleach activator to boost the cleaning power of laundry and dishwasher detergents. Warwick also operates a network of distribution companies in key European markets that supply diverse specialty chemicals for a number of end uses.

Markets/Trends: TAED is used primarily in household laundry detergents sold in international markets; it is also used in automatic dishwasher detergents that are available in both Europe and North America. The biocidal or germ-killing properties of TAED make it ideal for use in industrial and institutional laundry products and as an agricultural disinfectant and a sterilant for medical instruments. Industrial outlets for TAED include the paper industry, where it is used as a whitening agent in paper conversion. The chemicals distribution units serve diverse markets, including printing inks and pigments, paints, plastics, resins, pharmaceuticals, petrochemicals, ceramics and cosmetics.

INDUSTRIAL MACHINERY



MEGTEC Systems is a global supplier of auxiliary equipment for the web offset printing industry and emission control/energy recovery systems for the printing, converting and other industrial markets. Products include roll handling systems, air flotation dryers, thermal oxidizers, and related machinery and process optimization services.

Markets/Trends: Commercial web offset printing markets in Europe and North America gained momentum in 2004, and growth is forecast to continue in 2005. Similarly, demand from diverse industrial markets for air emission control and energy recovery products continues on the upswing. Emerging markets in China and throughout Asia offer added potential.

OTHER PRODUCTS



The other products segment consists of two business units – After Six and Centor.

After Six supplies men's formal attire, primarily for the rental market. Classic and contemporary designs from After Six are marketed under three long-established and well-known labels – After Six®, Oscar de la Renta®, and Raffinati®. Most recently, After Six introduced a new addition to its fashion lineup, Seven Unlimited™. The new collection offers a young look, combining the design features of a tuxedo with the tailoring of a suit.

Centor is a real estate holding company that manages Sequa-owned properties, principally the remaining offices and manufacturing facilities of operations that have been divested.

REVIEW

Aerospace

Recent Developments: Year-end 2004 marks the successful completion of the first year of operation under several long-term repair programs tailored to the specific requirements of major airlines (e.g., United Airlines, Qantas, Air Canada). New agreements added in 2004 include a ten-year "power-by-the-hour" contract with Independence Air for the maintenance of the airline's fleet of CF34 engines. In addition, Chromalloy continues to gain marketplace acceptance for new spare parts developed through a joint venture with a group of airlines and manufactured by Chromalloy under PMA approval from the Federal Aviation Administration. While increasing production of turbine blades and other parts for commercial and military jet engines, Chromalloy builds on its strategic alliance with Siemens to manufacture components for large industrial gas turbines. In the industrial turbine aftermarket, the Siemens/Chromalloy partnership, Turbo Services Network, emerges as the world's leading provider of services for gas turbines manufactured by Siemens and other original equipment suppliers.

(Amounts in thousands) Year ended December 31,	**2004**	2003	2002
Sales	**$813,773**	$624,777	$640,050
Operating Income	**42,880**	23,731	39,590
Total Assets	**950,740**	818,941	771,838

Prior years are restated for discontinued operations.

Automotive

Recent Developments: At ARC Automotive, volume increases at both domestic and overseas operations drove sales higher in 2004, and manufacturing productivity continued to improve, the latter due largely to an Operational Excellence program initiated several years ago. An industry-wide softening in demand – combined with a decision by a foreign end-user to re-source selected supply contracts – reduces the outlook for 2005. At Casco Products, volume gains and Operational Excellence benefits generated profit improvement in 2004. Ongoing development efforts lead to the introduction of custom electronic modules and new sensing devices, including an advanced fluid level sensor that detects conductive liquids. The addition of Silonex, a Canadian supplier of optical components and systems acquired early in the year, enhances Casco's product and technology profile.

(Amounts in thousands) Year ended December 31,	**2004**	2003	2002
Sales	**$355,137**	$289,906	$249,406
Operating Income (Loss)	**22,815**	9,342	(473)
Total Assets	**177,965**	182,534	163,111

Metal Coating

Recent Developments: Early in 2005, Precoat entered the residential roofing market with the start-up of Kassel & Irons, a supplier of patented metal roofing systems. The venture's launch product, Kasselwood™, combines the aesthetics of wood with the durability of metal, and is installed using techniques familiar to roofing contractors – a major advantage over existing metal roof systems.

(Amounts in thousands) Year ended December 31,	**2004**	2003	2002
Sales	**$269,155**	$263,562	$234,830
Operating Income	**28,186**	23,675	20,792
Total Assets	**133,527**	147,855	142,271

Specialty Chemicals

Recent Developments: Demand for TAED from European detergent makers remained strong throughout 2004, as producers continued to advance in emerging markets. To refine its view of developing opportunities in the global detergent marketplace, Warwick acquired a boutique supplier of laboratory test products. Operational Excellence initiatives added to manufacturing efficiency, tempering the effect of higher raw material prices and increased energy costs. The chemicals distribution units broadened the range of product offerings sourced from China and other low-cost regions.

(Amounts in thousands) Year ended December 31,	**2004**	2003	2002
Sales	**$222,129**	$196,937	$160,785
Operating Income	**27,888**	24,410	18,224
Total Assets	**175,940**	126,827	102,635

Industrial Machinery

Recent Developments: Recovery of the printing industry and improved market share led to higher equipment sales in 2004. Operational Excellence programs and the sourcing of parts and engineering from low-cost regions yielded profit improvements that mitigated the impact of higher steel prices. A strong year-end backlog sets the stage for further advances in 2005.

(Amounts in thousands) Year ended December 31,	**2004**	2003	2002
Sales	**$185,948**	$151,884	$142,292
Operating Income (Loss)	**2,874**	1,044	(7,402)
Total Assets	**59,526**	58,563	54,654

Other Products

Recent Developments: After Six continues to suffer from sluggish demand for formalwear and from the market consolidation and pricing pressures that have characterized the past few years. Expectations are for a continued downtrend in the market in 2005.

Centor generates higher rental revenues from Sequa properties in Virginia and New Jersey.

(Amounts in thousands) Year ended December 31,	**2004**	2003	2002
Sales	**$17,921**	$20,218	$20,456
Operating Income	**1,081**	359	1,380
Total Assets	**18,565**	19,592	23,593

Prior years are restated for discontinued operations.



UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT of 1934

For the Fiscal Year Ended December 31, 2004

Commission file number 1-804

SEQUA CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	**13-1885030**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
200 Park Avenue, New York, New York	**10166**
(Address of principal executive offices)	*(Zip Code)*

(212) 986-5500

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Class A Common Stock, no par value	New York Stock Exchange
Class B Common Stock, no par value	New York Stock Exchange
$5.00 Cumulative Convertible Preferred Stock, $1.00 Par Value	New York Stock Exchange
9% Senior Notes, Due August 1, 2009	New York Stock Exchange
$8\frac{7}{8}$% Series B Senior Notes, Due April 1, 2008	—

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes ☑ No ☐

The aggregate market value of registrant's voting stock (Class A Common Stock, Class B Common Stock and $5.00 Cumulative Convertible Preferred Stock) held by nonaffiliates as of the last business day of the registrant's most recently completed second fiscal quarter was $375,278,389.

Indicate the number of shares outstanding of each of the registrant's classes of Common Stock:

Class	Outstanding at March 1, 2005
Class A Common Stock, no par value	7,218,341
Class B Common Stock, no par value	3,321,772

DOCUMENTS INCORPORATED BY REFERENCE

Portions of Registrant's definitive proxy statement for its annual meeting of stockholders scheduled to be held on May 5, 2005 are incorporated by reference into Part III.

Table of Contents

SEQUA CORPORATION

FORM 10-K

PART I

Item 1. ***Business***

(a) *General development of business.* Sequa Corporation (Sequa), which was incorporated in 1929, is a diversified industrial company that produces a broad range of products through operating units in six business segments: Aerospace, Automotive, Metal Coating, Specialty Chemicals, Industrial Machinery and Other Products.

On November 4, 2004, Sequa, through its wholly owned subsidiary, Sequa Can Machinery, Inc., sold the business and substantially all of the assets and certain of the liabilities of Sequa Can Machinery, Inc. and its affiliated companies (collectively referred to as Sequa Can Machinery) to Stolle Machinery Company, LLC (Stolle), a Delaware limited liability company. Sequa received $40.8 million in cash, subject to certain adjustments. A preliminary after-tax gain of approximately $3.2 million was recognized on the sale. Sequa Can Machinery was formerly included in the Other Products segment.

On April 1, 2004, Sequa's Aerospace segment, through its TurboCombustor Technology, Inc. unit (TCT), an affiliated subsidiary of Chromalloy Gas Turbine Corporation (Chromalloy), sold the business and substantially all of the assets and certain of the liabilities of TCT to TCT Acquisition, Inc. TCT received $32.0 million in cash, subject to certain adjustments, and $8.0 million Face Amount of Series B Convertible Preferred Stock of TCT Acquisition, Inc., representing up to an 18.2% ownership interest in TCT Acquisition, Inc. An investor group and certain management executives of TCT Acquisition, Inc. hold the remaining 81.8% ownership interest. The Series B Convertible Preferred Stock does not possess voting rights, and Sequa does not have representation on the board of directors of TCT Acquisition, Inc. The operations and cash flows of the TCT business have been eliminated from the ongoing operations of Chromalloy, and there will be no significant continuing involvement in the operations of TCT Acquisition, Inc.

The Consolidated Financial Statements of this Annual Report on Form 10-K have been restated in prior periods to reflect Sequa Can Machinery and TCT as discontinued operations. Additional information with respect to acquisitions and dispositions is included in Notes 4, 5 and 18 to the Consolidated Financial Statements of this Annual Report on Form 10-K and is incorporated herein by reference.

The classification of Sequa Can Machinery and TCT as discontinued operations, coupled with improved sales at MEGTEC Systems, Inc. (MEGTEC Systems), has resulted in a realignment of Sequa's segment reporting. A new Industrial Machinery segment has been established, which is composed solely of MEGTEC Systems, Sequa's producer of air flotation dryers and other auxiliary equipment for the graphic arts market and a supplier of emission control systems for industrial applications. MEGTEC Systems was previously included in the Other Products segment.

(b) *Financial information about business segments.* Segment information is included in Note 24 to the Consolidated Financial Statements of this Annual Report on Form 10-K and is incorporated herein by reference.

(c) *Narrative description of business.* The following is a narrative description of the business segments of Sequa:

Aerospace

The Aerospace segment consists solely of Chromalloy, Sequa's largest operating unit. Chromalloy repairs and manufactures components for commercial and US military jet aircraft engines. A major independent supplier in the repair market, Chromalloy provides domestic and international airlines, as well as the US military, with technologically advanced repairs and coatings for turbine airfoils and other critical engine components. In addition, the unit supplies components to the original equipment manufacturers (OEMs) and repairs components for land-based aero derivative and industrial turbine engines used for power generation.

Chromalloy has built on its metallurgical process technologies to develop procedures that permit the repair and reuse of turbine engine components. Management believes Chromalloy has played a key role in the development of the repair market for certain jet engine parts. Over the years, Chromalloy has continued to invest in research and development projects that have led to the development of ceramic coatings, vacuum plasma coatings, advanced laser drilling and welding, and diffused precious metal/aluminide coatings. Chromalloy has introduced a series of innovative and, in some cases, proprietary processes that allow engines to perform at improved efficiency levels, at higher operating temperatures, and under severe environmental conditions.

The repair of commercial aircraft engines is a competitive market, and Chromalloy's strategy has evolved to include long-term "material-by-the-hour" and "power-by-the-hour" contracts under which Chromalloy assumes the exclusive right to provide maintenance or complete overhaul and maintenance service for a specific engine used in an airline's fleet. In September 2003, Chromalloy signed a 10-year engine material-by-the-hour contract with United Airlines (UAL), which began to contribute repair revenues in March 2004. Chromalloy entered into other similar contracts in 2004 and believes such contracts represent the new paradigm of the commercial aircraft engine repair market. Chromalloy has increased its inventory levels to service such contracts.

Chromalloy's strategy includes the active pursuit of joint venture opportunities aimed at strengthening its ties to certain OEMs and to its customers, as well as ensuring close cooperation with respect to the dissemination of technical specifications and requirements. Chromalloy has joint ventures in both the commercial aircraft and industrial turbine engine markets.

Automotive

This segment is composed of two businesses: ARC Automotive, Inc. (ARC Automotive) and Casco Products Corporation (Casco Products).

ARC Automotive. ARC Automotive pioneered the development of hybrid inflators for use in automotive airbags. ARC Automotive produces inflators for driver, passenger, side impact and curtain model airbag modules.

Casco Products. Casco Products, which has been serving the automotive products market since 1921, is the world's leading supplier of automotive cigarette lighters and power outlets. Casco Products also offers a growing line of automotive accessories, led by a series of electronic devices to monitor automotive temperature, air quality and fluid levels. These electronic devices are used for measurement and control of certain gases and for monitoring engine oil and engine coolant.

Metal Coating

The Metal Coating segment consists solely of Precoat Metals (Precoat), which is a leader in the application of protective and decorative coatings to continuous steel and aluminum coil. Precoat's principal market is the building products industry, where coated steel is used for the construction of pre-engineered building systems and as components in the industrial, commercial, agricultural and residential sectors. Precoat also serves the container industry, where the division has established a position in the application of coatings to steel and aluminum stock used to fabricate metal cans and can lids. In addition, the division has established a presence in other product markets, including heating, ventilating and air conditioning units, truck trailer panels and office equipment.

Specialty Chemicals

The Specialty Chemicals segment is composed solely of Warwick International Group Limited (Warwick), which is a leading producer and supplier of TAED, a bleach activator used primarily in laundry detergents. TAED is used in oxygen-based bleaching systems to increase the cleaning power of detergents at low wash temperatures. These bleaching systems are used in international markets, principally in Europe. Warwick also produces TAED products for dishwasher detergents and for industrial uses, such as biocides and pulp and paper processing. In addition, Warwick has a network of European chemical distributors that supply specialty products for use in plastics, resins, paints and cosmetics.

Industrial Machinery

The Industrial Machinery segment consists solely of MEGTEC Systems, a leading producer of air flotation dryers and other auxiliary equipment for the graphic arts and other markets and a supplier of emission control systems for industrial applications.

Other Products

This segment is composed of two entities: After Six, Inc. (After Six) and Centor Company (Centor).

After Six. After Six designs and markets men's formalwear and accessories under the registered trademarks After Six, Oscar de la Renta and Raffinati. Seven is a trademark of After Six that is in the process of being registered. Products are sold primarily to the rental market.

Centor. Centor is a real estate holding company through which Sequa records rental income and gains or losses on sales of property that are extraneous to Sequa's core operations. Presently, Centor's major holdings include the Virginia office buildings previously used by Atlantic Research Corporation's propulsion business, which was sold in October 2003 to GenCorp Inc.'s Aerojet-General Corporation subsidiary (Aerojet), and the New Jersey office and plant facility of Sequa Can Machinery. Both properties were excluded from the sale of these operations and are presently leased to the buyers. The Virginia office buildings are leased to Aerojet under the terms of a three-year lease, and the New Jersey facility is leased to Stolle to facilitate a near term relocation of operations to other Stolle facilities.

Markets and Methods of Distribution

The Aerospace segment markets its engine component repair and manufacturing services primarily to the major airlines of the world, to the manufacturers of commercial jet engines and industrial turbine engines and to the military. Chromalloy's products and services are increasingly marketed directly to commercial airlines through long-term contract arrangements. Products and services are also marketed through sales representatives working on a commission basis. A portion of Chromalloy's sales is made pursuant to contracts with various agencies of the United States Government, particularly the Air Force, with which Chromalloy has had a longstanding relationship. Chromalloy also has a number of joint ventures intended to strengthen ties with OEMs and customers and further penetrate certain markets. Further information with respect to Chromalloy is included in this Annual Report on Form 10-K under the heading "Risk/Concentration of Business," which is incorporated herein by reference.

In the Automotive segment, ARC Automotive markets its automotive airbag inflators to tier-one automotive customers in the US and overseas. Further information with respect to ARC Automotive's major customers is included in this Annual Report on Form 10-K under the heading "Risk/Concentration of Business," which is incorporated herein by reference. Casco Products is a tier-one supplier and sells cigarette lighters, power outlets and various electronic monitoring devices directly to the automotive industry.

The Metal Coating segment sells its coating services to regional steel and aluminum producers and distributors, building products manufacturers, merchant can makers and manufacturers of other diverse products. Further information with respect to Precoat's major customer is included in this Annual Report on Form 10-K under the heading "Risk/Concentration of Business," which is incorporated herein by reference.

The Specialty Chemicals segment sells TAED-based chemical additives directly to major producers of household and industrial cleaning products and to paper manufacturers. Specialty products for use in plastics, resins, paints and cosmetics are sold through a network of wholly owned chemical distributors. Further information with respect to Warwick's major customers is included in this Annual Report on Form 10-K under the heading "Risk/Concentration of Business," which is incorporated herein by reference.

The Industrial Machinery segment markets industrial drying systems and emission control equipment directly to customers in the coating, converting and metal finishing industries and sells auxiliary press equipment directly to international web printing press manufacturers and their customers.

In the Other Products segment, After Six sells its formalwear to wholesalers and retailers, principally those serving the rental market, primarily through independent sales representatives.

Competition

There is significant competition in the industries in which Sequa operates, and, in several cases, the competition consists of larger companies having substantially greater resources than Sequa.

Chromalloy is a leader in the development and use of advanced metallurgical and other processes to repair, manufacture and coat blades, vanes and other components of gas turbine engines used for commercial and military jet aircraft. Chromalloy's divisions compete for turbine engine repair business with a number of other companies, including the OEMs. The OEMs generally have obligations (contractual and otherwise) to approve vendors to perform repair services on their engines and components. Chromalloy has a number of such approvals, including licensing agreements, that allow it to repair certain components of engines. The loss of approval by one of the major OEMs to repair components for such OEM's engines could have an adverse effect on Chromalloy, although management believes it has certain actions available to it to mitigate this effect. Chromalloy competes on technical expertise and price.

ARC Automotive is a second-tier automotive supplier that produces airbag inflators for first-tier airbag module (airbag, inflator and covers) suppliers, certain of whom have their own inflator capabilities. The unit competes on the basis of product capability, quality and price. Casco Products is the world's leading producer of cigarette lighters for both the original equipment market and the auto aftermarket and produces various electronic monitoring devices. Casco Products competes on the basis of price, quality and customer service.

Precoat is a leading independent domestic coater of coiled steel for metal building panels. Precoat competes in all its markets based on price, quality, customer service and technical capabilities.

Warwick competes in each of its markets with several other manufacturers, one of which is larger and has greater resources. Warwick competes in the detergent additive market on the basis of the breadth of product offerings, performance, quality and price. The European chemical distribution units compete primarily on the technical expertise of the sales force and the breadth of product offerings.

MEGTEC Systems is a major international supplier of air flotation dryers, emission control equipment and auxiliary press equipment. This operation has several major competitors in each of its main product areas (including certain press manufacturers in the graphic arts market). It competes on the basis of price, quality and technical capabilities.

After Six competes on the basis of design, quality and price, and Sequa believes it is a leader in men's formalwear.

Raw Materials

Sequa's businesses use a wide variety of raw materials and supplies. Generally, these have been available in sufficient quantities to meet requirements, although occasional shortages have occurred.

Throughout 2004 and into the first quarter of 2005, domestic steel has been in short supply, and steel prices have increased significantly due to: a weak US dollar, which makes imported products more expensive; consolidation among US steel manufacturers; and increased demand for steel, particularly in the Chinese market, which has also caused shortages of the raw materials used in steel production. Certain steel manufacturers have placed their customers on allocation schedules. The current situation has caused production volatility at Precoat and modestly affected the manufacturing units of Sequa that incorporate significant amounts of steel in their products — ARC Automotive and Casco Products of the Automotive segment and MEGTEC Systems (Industrial Machinery segment).

Precoat uses natural gas to fire the curing ovens used in the coating process, as well as emission control devices. Natural gas costs for this unit increased in 2004 while 2003 costs approximated 2002 levels. Depending on the volatility of the market, Sequa utilizes natural gas swap agreements to convert a portion of Precoat's natural gas requirements to fixed rates. At December 31, 2004, there were no open natural gas swap contracts. Precoat entered into a natural gas swap on January 5, 2005 with a notional value of $1.9 million to fix rates from February through April 2005.

Seasonal Factors

With the exception of the After Six business, which has stronger sales in the first six months of the year, Sequa's businesses are not seasonal to any significant extent.

Patents and Trademarks

Sequa owns, and is licensed to manufacture and sell under, a number of patents, including patents relating to its metallurgical processes. These patents and licenses were secured over a period of years and expire at various times. Sequa has also created and acquired a number of trade names and trademarks. While Sequa believes its patents, patent licenses, trade names and trademarks are valuable, it does not consider the businesses comprising its segments to be materially dependent upon any particular patent, license, trade name, or trademark. Sequa regards its technical and managerial knowledge and experience as more important to its business.

Major Customers

No single commercial customer accounted for more than 10% of consolidated sales during the past three years. Prime and subcontracts with all US government agencies accounted for approximately 3% of sales in 2004, 4% of sales in 2003, and 5% of sales in 2002. One customer accounted for approximately 18% of Chromalloy's sales in 2004. Further information with respect to annual sales to this customer is included in this Annual Report on Form 10-K under the heading "Risk/Concentration of Business," which is incorporated herein by reference. Two customers accounted for approximately 73% of ARC Automotive's 2004 sales and 51% of the Automotive segment's 2004 sales. Further information with respect to annual sales to these customers is included in this Annual Report on Form 10-K under the heading "Risk/Concentration of Business," which is incorporated herein by reference. In the Metal Coating segment, one customer accounted for approximately 37% of 2004 sales. The customer is a major steel manufacturer, and information with respect to this customer is included in this Annual Report on Form 10-K under the heading "Risk/Concentration of Business," which is incorporated herein by reference. In the Specialty Chemicals segment, one customer accounted for approximately 33% of 2004 sales, and the top three customers accounted for approximately 44% of 2004 sales. All these customers are well-known international consumer products companies with whom Warwick has been doing business for many years.

Backlog

Backlog information is included in the Management's Discussion and Analysis of Financial Condition and Results of Operations section of this Annual Report on Form 10-K and is incorporated herein by reference.

Maintenance and Repairs

Expenditures for maintenance and repairs of $46.6 million in 2004, $43.3 million in 2003 and $43.1 million in 2002 were expensed as incurred, while expenditures for betterments and replacements were capitalized.

Research and Development

Research and development costs, charged to expense as incurred, amounted to $16.4 million in 2004 and $13.4 million in 2003 and 2002.

Environmental Matters

Sequa has been notified that it has been named as a potentially responsible party under federal and state Superfund laws and/or has been named as a defendant in suits by private parties (or governmental suits including private parties as co-defendants) with respect to sites currently or previously owned or operated by Sequa or its predecessors or to which Sequa or its predecessors may have sent hazardous wastes. Sequa is not presently aware of other such lawsuits or notices contemplated or planned by any private parties or environmental enforcement agencies. The aggregate liability with respect to these matters, net of liabilities already accrued in the Consolidated Balance Sheet, will not, in the opinion of management, have a material adverse effect on the financial position of Sequa, although adjustments to estimates based on improved knowledge of site conditions and chemical interactions with humans or changes in environmental law could have a significant impact on Sequa's results of operations in a particular period. These environmental matters include the following:

Two propellant manufacturing facilities of the divested ARC propulsion business have been identified to have soil and groundwater ammonium perchlorate (AP) contamination above the limit currently proposed by the US Environmental Protection Agency for groundwater. AP is a raw material used to produce missile and rocket fuel. In 2001, Sequa recorded an environmental charge that included $9.7 million of estimated costs to remediate soil and groundwater contamination from AP with respect to the discontinued operation of the ARC propulsion business. Aerojet, which purchased the ARC propulsion business in October 2003, has, among other things, assumed financial responsibility for future AP remediation at one facility (Camden, Arkansas). ARC is responsible for AP remediation at the second facility (Gainesville, Virginia) and is using an emerging technology, biodegradation, to treat AP-affected soil and groundwater. In 2004, Sequa recorded an additional $1.0 million charge with respect to environmental cleanup matters associated with the site. Based on an analysis of currently available information and previous experience with respect to hazardous substances, it is possible that costs associated with the ARC Gainesville site may exceed current reserves, although a range for possible additional costs cannot be reasonably estimated. Sequa has placed its insurance carriers on notice that a claim with respect to AP contamination will be filed, and Sequa's present reserves do not consider possible recoveries from such carriers. Aerojet's exposure to acquired ARC propulsion environmental remediations costs — AP and other contamination associated with ARC's prior operation of the business — is capped at $20.0 million, after which ARC is responsible for such costs. Based on its most recent estimates, Sequa believes that the costs to remediate the ARC propulsion contamination exposures will not exceed the $20.0 million cap of financial responsibility assumed by Aerojet.

A number of claims have been filed in connection with alleged groundwater contamination in the vicinity of a predecessor corporation site which operated during the 1960s and early 1970s in Dublin, Pennsylvania. In October 1987, a class action was filed by residents of Dublin against Sequa and two other defendants. The Borough of Dublin also filed suit seeking remediation of alleged contamination of the Borough's water supply and damages in an unspecified amount. A settlement was reached in the class action in which Sequa paid $1.8 million in 1997. The Borough action was settled in 1998 when Sequa paid $2.0 million to the Borough and agreed to transfer to the Borough the water treatment system it constructed. The Pennsylvania Department of Environmental Protection entered into a Consent Decree with Sequa in 1990 providing for the performance of a remedial investigation and feasibility study with respect to the same alleged groundwater contamination in Dublin. The US Environmental Protection Agency placed the site on the Superfund List in 1990 and, in conjunction therewith, entered into a Consent Agreement with Sequa on December 31, 1990. The negotiation for the final remedy is still in progress.

The State of Florida issued an Administrative Order in 1988 requiring TCT, then a subsidiary of Chromalloy, to investigate and take appropriate corrective action in connection with alleged groundwater contamination in Stuart, Florida. The contamination is alleged to have arisen from a 1985 fire at TCT's former facility in Stuart. The City of Stuart subsequently constructed and is operating a groundwater remediation system. Sequa negotiated a conditional settlement with the City of Stuart in October 1994 whereby it would contribute its pro rata share of the capital and operating costs for the groundwater treatment system. On February 14, 2000, the Stuart City Commission approved the execution of the settlement. Sequa estimates the amount to be paid in settlement, plus additional groundwater sampling and analysis, will be approximately

$2 million, to be paid over a ten-year period that began in the second quarter of 2000. In connection with the sale of TCT in 2004, Sequa agreed to retain this liability.

In September 1993, 14 homeowners in West Nyack, New York served a complaint on Chromalloy and others alleging, among other things, that contamination from a former Chromalloy site caused damage to their property. All 14 homeowners agreed to dismiss the case with prejudice in November 2002. The case was subsequently dismissed by the court. Chromalloy entered into a Consent Order with the New York Department of Environmental Conservation on February 14, 1994 to undertake a remedial investigation and feasibility study relating to the contamination in the vicinity of the former Chromalloy site. Based on the findings of the study, a dual phase extraction remedial system was started up in January 2003. It is scheduled to operate for five years.

Sequa's environmental department, under senior management's direction, manages all activities related to Sequa's involvement in environmental cleanup. This department establishes the projected range of expenditures for individual sites with respect to which Sequa may be considered a potentially responsible party under applicable federal or state laws. These projected expenditures, which are reviewed periodically, include: remedial investigation and feasibility studies; outside legal, consulting and remediation project management fees; the projected cost of remediation activities; and site closure and post-remediation monitoring costs. The assessments take into account currently available facts, existing technology, presently enacted laws, past expenditures, and other potentially responsible parties and their probable level of involvement. Outside technical, scientific and legal consulting services are used to support management's assessments of costs at significant individual sites.

It is Sequa's policy to accrue environmental remediation costs for identified sites when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. In 2004, 2003 and 2002, Sequa recorded charges of $2.5 million, $1.7 million and $0.3 million, respectively, to increase its accruals for remediation costs. Of the total 2004 charge, $1.0 million was included in the results of discontinued operations and relates to the ARC propulsion Gainesville, Virginia facility. At December 31, 2004, the potential exposure for all remediation costs, excluding financial liabilities assumed by Aerojet, is estimated to range from $12.0 million to $20.0 million, and Sequa's Consolidated Balance Sheet includes accruals for remediation costs of $16.6 million. These accruals are at undiscounted amounts and are included in accrued expenses and other noncurrent liabilities. Actual costs to be incurred at identified sites in future periods may vary from the estimates, given inherent uncertainties in evaluating environmental exposures.

With respect to all known environmental liabilities, Sequa's actual cash expenditures for remediation of previously contaminated sites were $2.6 million in 2004, $3.0 million in 2003, and $7.2 million in 2002. Sequa anticipates that remedial cash expenditures will be between $4.0 million and $6.0 million during 2005 and between $2.0 million and $3.0 million during 2006. Sequa's capital expenditures for projects to eliminate, control or dispose of pollutants were $1.0 million, $1.1 million and $1.3 million in 2004, 2003 and 2002, respectively. Sequa anticipates annual environment-related capital expenditures to be approximately $3 million in 2005 and $1 million in 2006. Sequa's operating expenses to eliminate, control and dispose of pollutants were $9.2 million in 2004, $9.3 million in 2003, and $8.6 million in 2002. Sequa anticipates that environmental operating expenses will be approximately $9 million per year in 2005 and 2006.

Employment

At December 31, 2004, Sequa employed approximately 9,100 people of whom approximately 2,200 were covered by union contracts.

The approximate number of employees attributable to each reportable business segment as of December 31, 2004 and 2003 was:

Segment	2004	2003
Aerospace	5,030	4,650
Automotive	2,070	1,860
Metal Coating	710	740
Specialty Chemicals	380	370
Industrial Machinery	780	760
Other Products	50	70
Corporate	80	80
Total	9,100	8,530

Sequa considers its relations with employees to be generally satisfactory. Sequa maintains a number of employee benefit programs, including life, medical and dental insurance, pension and 401(k) plans.

(d) *Foreign Operations.* Sequa's consolidated foreign operations include Chromalloy's operations in England, France, Israel, Mexico, Netherlands and Thailand within the Aerospace Segment; ARC Automotive's airbag inflator business in Italy, a recently formed 60%-owned fully consolidated joint venture in China, and automotive inflator sales offices in Germany, Japan and Korea, and Casco Products' operations in Brazil, Canada, China, Germany, Italy, and Tunisia within the Automotive segment; detergent chemicals operations in Wales and chemical distribution operations in France, Italy, Portugal, Slovenia and Spain within the Specialty Chemicals segment; and auxiliary press equipment operations in China, France, Germany, Singapore, Sweden and the United Kingdom within the Industrial Machinery segment. Sales and long-lived assets attributable to foreign countries are set forth in Note 24 to the Consolidated Financial Statements of this Annual Report on Form 10-K and are incorporated herein by reference.

(e) *Available Information.* Sequa's Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to such reports, are available free of charge or through Sequa's web site (www.sequa.com) as soon as reasonably practicable after such material is electronically filed with the Securities and Exchange Commission.

Item 2. *Properties*

Aerospace

Chromalloy operates approximately 40 plants and major warehouse facilities, as well as office facilities, in 12 states and six foreign countries, which have aggregate floor space of 2,800,000 square feet, of which 1,800,000 square feet is owned and 1,000,000 square feet is leased. The leases covering facilities used in this business have various expiration dates, and some have renewal or purchase options.

Facilities in this segment are adequate and suitable for the business being conducted and operate at a moderate level of utilization.

Automotive

ARC Automotive operates manufacturing, research and office facilities in Tennessee and Arkansas and a manufacturing facility in Italy with aggregate floor space of 345,000 square feet. ARC Automotive owns 40,000 square feet and leases 305,000 square feet. Leased sales offices are located in Michigan, Germany, Japan and Korea. A recently formed joint venture in China has yet to establish a manufacturing facility.

ARC Automotive facilities are adequate and suitable for the business being conducted and operate at a moderate to high level of utilization.

Casco Products has leases for: 24,000 square feet of office space in Connecticut; a 45,000 square foot manufacturing facility in Mississippi; a 2,300 square foot sales office in Michigan; a 38,000 square foot manufacturing facility in Italy; a 30,000 square foot manufacturing facility in Tunisia; a 17,600 square foot manufacturing facility in Brazil; a 17,000 square foot manufacturing facility in Canada; and a 23,500 square foot manufacturing facility in China. Casco owns an 81,000 square foot plant in Germany and a 39,000 square foot plant in Kentucky.

Casco Products' facilities are adequate and suitable for the business being conducted. Casco Products' facilities operated at a high utilization rate.

Metal Coating

Precoat owns seven manufacturing facilities in six states with a total of 1,300,000 square feet of manufacturing and office space. An additional 20,000 square feet of office space is leased in Missouri.

The properties in this segment are suitable and adequate for the business presently being conducted. Facilities within this segment operate at a high utilization rate.

Specialty Chemicals

Warwick owns two plants in the United Kingdom with an aggregate of 209,000 square feet and a 26,000 square foot warehouse facility in France. The unit also leases 100,000 square feet of office and warehouse space in seven separate locations in Europe.

Facilities in this segment are adequate and suitable for the business being conducted and operate at a high utilization rate.

Industrial Machinery

MEGTEC Systems owns the following: manufacturing and office facilities in Wisconsin with aggregate floor space of 314,000 square feet; and a facility in Sweden with aggregate floor space of 50,000 square feet. MEGTEC Systems leases the following: two manufacturing plants and four sales offices in Europe with a total of 126,000 square feet; 13,000 square feet of manufacturing and office space in China; and a 1,900 square foot sales office in Singapore.

Facilities in this segment are adequate and suitable for the business being conducted and currently operate at a moderate to high utilization rate.

Other Products

After Six owns a warehouse and office facility in Georgia with aggregate floor space of 118,000 square feet. After Six has outsourced its production requirements.

Centor manages approximately 78,000 square feet of owned office space in Virginia and 120,000 square feet of owned manufacturing and office space in New Jersey.

Corporate

Sequa leases 48,000 square feet of corporate office space in New York, New York and Hackensack, New Jersey.

Item 3. *Legal Proceedings*

Information with respect to Sequa's legal proceedings is included in Note 25 to the Consolidated Financial Statements of this Annual Report on Form 10-K and is incorporated herein by reference. Additional information on environmental matters is covered in the Environmental Matters section of this Annual Report on Form 10-K and is incorporated herein by reference.

Item 4. *Submission of Matters to a Vote of Security Holders*

None.

Item 4A. ***Executive Officers of the Registrant***

The following information is furnished pursuant to General Instruction G(3) of Form 10-K and Instruction 3 to Item 401(b) of Regulation S-K with respect to the executive officers of Sequa:

Name	Age	Position Held
Norman E. Alexander	90	Executive Chairman of the Board, Director and member of the Executive Committee
Martin Weinstein	69	Vice Chairman and Chief Executive Officer, Director and member of the Executive Committee
John J. Quicke*	55	Vice Chairman and Executive Officer, Director and member of the Executive Committee
Howard M. Leitner	64	Senior Vice President, Finance
Gerard M. Dombek	52	Senior Vice President, Metal Coating
John J. Dowling III	54	Senior Vice President, Legal
Robert F. Ellis	52	Senior Vice President, Specialty Chemicals
Joanne M. O'Sullivan	41	Vice President and Controller

* Effective March 5, 2005, John J. Quicke resigned from all positions held at Sequa and its affiliates. Mr. Quicke was Vice Chairman and Executive Officer, responsible for Group Operations.

Sequa is not aware of any family relationship among any of the above-named executive officers. Mr. Alexander relinquished his responsibilities with respect to Chief Executive Officer to Dr. Weinstein in January 2005. Dr. Weinstein was previously elected Vice Chairman and Executive Officer, responsible for Gas Turbine Operations, in March 2004; prior thereto, Dr. Weinstein was Executive Vice President, Chromalloy Gas Turbine Operations since 1999. Mr. Leitner has been employed by Sequa in the same capacity for the last five years. Mr. Dombek and Mr. Ellis were elected to Senior Vice President positions by the Board of Directors in February 2003. Prior to his election, Mr. Dombek was a vice president of Sequa and President and General Manager of Precoat Metals, positions he had held since 1995. Prior to his election, Mr. Ellis was a vice president of Sequa since 2001 and managing director and chief executive officer of Warwick International since 1999. Prior to 1999, Mr. Ellis was an executive vice president of Warwick International where he has held positions of increasing responsibility since 1980. Mr. Dowling was elected Senior Vice President, Legal in December 2004. Prior to his election, Mr. Dowling was Senior Associate General Counsel of Sequa since 1987. Ms. O'Sullivan was elected Vice President and Controller by the Board of Directors in 2002. Prior to her election, Ms. O'Sullivan was Sequa's Director of Financial Reporting. Each of such officers holds office until his/her successor shall have been chosen and qualified by the Board of Directors at its annual meeting, subject to the provisions of Section 4 of Article IV of Sequa's By-laws relative to the resignation of officers and Section 5 of Article IV of Sequa's By-laws relative to the removal of officers.

PART II

Item 5. *Market for Registrant's Common Equity and Related Stockholder Matters*

(a) Market Information.

The following table sets forth the high and low sales prices of Sequa Class A common stock and Sequa Class B common stock for the quarterly periods of 2004 and 2003.

	Sequa Class A		Sequa Class B	
	High	Low	High	Low
2004				
First Quarter	57.75	45.98	59.05	49.15
Second Quarter	59.15	45.35	60.50	48.80
Third Quarter	60.94	46.29	62.38	49.35
Fourth Quarter	62.02	50.08	61.50	52.50
2003				
First Quarter	41.15	29.96	47.19	36.00
Second Quarter	38.75	29.56	44.84	39.30
Third Quarter	44.20	36.01	48.00	41.86
Fourth Quarter	49.75	45.30	51.00	47.30

(b) Holders.

Shares of Sequa Class A common stock and Sequa Class B common stock are listed on the New York Stock Exchange. There were approximately 1,915 holders of record of the Sequa Class A common stock and approximately 388 holders of record of the Sequa Class B common stock at March 1, 2005.

(c) Dividends.

During the years ended December 31, 2004 and 2003, no cash dividends were declared on Sequa Class A common shares or Class B common shares. Sequa has no present intention to pay cash dividends on its common shares.

(d) Securities Authorized for Issuance Under Equity Compensation Plans.

Information relating to securities authorized for issuance under equity compensation plans is included in Note 16 to the Consolidated Financial Statements of this Annual Report on Form 10-K and is incorporated herein by reference.

Item 6. *Selected Financial Data*

The following table sets forth selected financial information for, and at the end of, each of the five years in the period ended December 31, 2004. Amounts have been restated to reflect the classification of the TCT and Sequa Can Machinery businesses as discontinued operations. The ARC propulsion business was previously reflected as a discontinued operation in 2003. Such information should be read in conjunction with Sequa's Consolidated Financial Statements and Notes thereto, filed herewith.

	Year Ended December 31,				
	2004(a)	2003(b)	2002(c)	2001(d)	2000
	(Amount in millions, except per share data)				
Operating results					
Sales	$1,864.1	$1,547.3	$1,447.8	$1,516.3	$1,538.0
Operating income	79.9	47.8	39.4	33.9	87.8
Income (loss) from continuing operations	12.7	(.9)	(3.8)	10.6	15.4
Income (loss) from discontinued operations, net of income taxes	6.6	12.3	(99.7)	(2.4)	8.6
Effect of a change in accounting principle, net of income taxes	—	—	(13.0)	—	—
Net income (loss)	$ 19.2	$ 11.4	$ (116.5)	$ 8.0	$ 24.0
Basic and diluted earnings per share					
Income (loss) from continuing operations	$ 1.01	$ (.28)	$ (.57)	$ .81	$ 1.29
Income (loss) from discontinued operations	.63	1.18	(9.57)	(.23)	.83
Effect of a change in accounting principle	—	—	(1.25)	—	—
Net income (loss)	$ 1.64	$ .90	$ (11.39)	$ .58	$ 2.12
Cash dividends declared per share					
Preferred	$ 5.00	$ 5.00	$ 5.00	$ 5.00	$ 5.00
Financial position					
Current assets	$1,062.7	$1,027.7	$ 885.1	$ 748.7	$ 603.1
Total assets	1,962.8	1,892.3	1,791.7	1,875.9	1,771.1
Current liabilities	386.4	367.8	369.7	322.2	305.6
Long-term debt	798.1	798.2	704.3	708.0	590.6
Shareholders' equity	671.1	598.1	499.0	644.5	669.8

(a) Operating income includes $4.1 million of asset impairment charges and a $1.5 million provision to increase environmental reserves. The after-tax effect of these charges reduced basic earnings per share from continuing operations by $0.26 and $0.09, respectively.

Income from continuing operations includes $2.6 million of loss on the sale of the Chromalloy's Turbine Airfoils Division (TAD), the after-tax effect of which reduced basic earnings per share from continuing operations by $0.16. In accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (FAS 144), the sale of TAD did not qualify as a discontinued operation due to a significant level of seller provided financing. Additional information with respect to the sale of TAD is included in Note 4 to the Consolidated Financial Statements of this Annual Report on Form 10-K and is incorporated herein by reference.

Income from discontinued operations includes $3.2 million of after-tax gain on the sale of the Sequa Can Machinery business; $2.7 million of after-tax gain on the sale of the TCT business; and $1.6 million of after-tax charges associated with environmental and other cleanup costs at the former ARC propulsion business Gainesville, Virginia facility, net of a purchase price adjustment. The after-tax effect of these items increased basic earnings per share from discontinued operations by $0.31 and $0.26 and decreased basic earnings per share from discontinued operations by $0.15, respectively.

(b) Operating income includes $6.2 million of restructuring and related asset impairment charges; a $3.0 million charge for legal disputes; and a $1.7 million provision to increase environmental reserves. The after-tax effect of these charges is to reduce basic earnings per share from continuing operations by $0.39, $0.19 and $0.11, respectively. Operating income also includes $3.1 million of income concerning a change in estimate relating to a dispute on contractual obligations. The after-tax effect of the income was to increase basic earnings per share from continuing operations by $0.19.

Income from continuing operations includes: $4.4 million of gain on the sale of assets, which includes the sale of a can forming machinery plant that was part of the restructuring activities undertaken in 2001 and which was subsequently managed by Sequa's Centor unit; $3.9 million of gain from a settlement with a former partner in a component manufacturing operation, and $2.8 million of income from the reversal of income tax reserves no longer required based on a then current analysis of probable exposures. The after-tax effect of these items is to increase basic earnings per share from continuing operations by $0.27, $0.25 and $0.27, respectively.

Income from discontinued operations includes $3.1 million of after-tax gain on the sale of the ARC propulsion business, which increased basic earnings per share from discontinued operations by $0.30.

(c) Operating income includes restructuring and related asset impairment charges of $4.2 million, the after-tax effect of which reduced basic earnings per share from continuing operations by $0.26. Income from continuing operations includes: $4.1 million of tax benefit related to an increase in domestic net operating loss carryforwards due to the resolution of issues and the related completion of an Internal Revenue Service audit; and $2.4 million of income relating to the reversal of income tax reserves no longer required due to the completion of tax audits at two foreign units. The effect of these items is to increase basic earnings per share from continuing operations by $0.40 and $0.23, respectively.

Income from discontinued operations in 2002 includes an after-tax charge of $101.8 million relating to the ARC propulsion business for the effect of a change in accounting principle. The effect of this item decreased basic earnings per share from discontinued operations by $9.78.

(d) Operating income includes restructuring charges of $15.7 million, related asset impairment charges of $4.0 million, asset impairment charges not related to restructuring activities of $2.2 million and environmental remediation expenses of $3.6 million. The after-tax effect of these charges is to reduce basic earnings per share from continuing operations by $0.98, $0.25, $0.14 and $0.23, respectively. Net income for 2001 includes a tax settlement with the Internal Revenue Service that increased after-tax income from continuing operations by $36.0 million or $3.47 per basic share.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Operating Results 2004-2003

Sales

Overall sales increased 20% in 2004, led by advances in the Aerospace, Automotive, Specialty Chemicals and Industrial Machinery segments. Sales of the Metal Coating segment increased modestly, while the Other Products segment posted an 11% decline. Sales also benefited from the favorable effect of exchange rate changes, which added approximately $63.5 million to sales for the year. A detailed discussion of sales by operating segment follows:

Sales of the Aerospace segment advanced 30% in the current year, driven by the addition of sales from several new long-term contracts with airline customers. These contracts give Chromalloy the exclusive right to provide repairs, replacement parts and inventory management on specific engines within the airline's fleet. Sales under the largest of these contracts accounted for approximately half of the segment's increase. Chromalloy anticipates that these and other new programs will continue to add significantly to revenue growth. The segment also benefited from a 33% increase in sales to marine and industrial turbine customers due to development and sales of high technology turbine components. Sales of engine overhaul services posted a 50% increase as a result of the segment's entry into overhaul services on auxiliary power units. Military sales declined slightly, reflecting the October 2004 sale of Turbine Airfoils Division. Translation of foreign currency sales into US dollars added $19.2 million.

Sales of the Automotive segment advanced 23% in the current year, with both units in the segment contributing to the advance. At the domestic operation of ARC Automotive, the airbag inflator producer, a 17% increase in volume led to higher sales, despite the effect of lower average selling prices. The European inflator operation also posted higher sales due to increased volume (despite lower selling prices) and the benefit of translating Euro-denominated sales into US dollars (approximately $6.8 million). In the latter half of 2004, ARC Automotive was notified that an overseas end-user supplied through several of ARC's customers was planning to re-source certain supply contracts. As a result, management currently anticipates that sales in 2005 will be lower than in 2004. Sales of Casco Products advanced 13% due to three principal factors: increased sales of power outlets and electronic products at the unit's European operations; the benefit of translating these sales into US dollars (approximately $5.3 million); and the addition of sales generated by a small Canadian operation acquired during the year. On a pro forma basis — excluding sales added through the acquisition — sales of Casco Products advanced 9%.

The Metal Coating segment posted modestly higher sales in 2004 — a 2% improvement over 2003. The results reflect a higher volume of sales to the building products market, as well as the effect of a price increase. These factors were partially offset by a decline in sales under metal management programs; lower sales to container products customers; and the absence of sales recognized under a consulting contract that was completed in 2003. Sales to manufactured products customers increased slightly across a broad range of end users and products. In response to volatility in the domestic steel industry, certain customers accelerated their purchases in 2004 to head off expected price increases or to take advantage of available steel. In addition, there has been increased competition from foreign suppliers of pre-painted steel. Management anticipates these factors will lead to a softening of metal coating sales in the first quarter of 2005.

Sales of the Specialty Chemicals segment advanced 13% in 2004 due to three main factors: the favorable effect of translating local currency results into US dollars (approximately $24.1 million); improved sales at the specialty chemicals distribution units; and a continued high level of demand for the detergent additive, TAED. The specialty chemicals distribution units benefited from the strength of the Euro and the further development of their product portfolios.

The Industrial Machinery segment (which is composed solely of MEGTEC Systems), posted a 22% sales increase in 2004, reflecting improvement in the worldwide graphic arts market; higher sales of emission control equipment; and the benefit of translating local currency sales into US dollars (approximately $8.2 million). Based on MEGTEC Systems' year-end backlog position, management anticipates that sales in the first half of 2005 will be strong.

Sales of the Other Products segment declined 11% in 2004, as a decline in sales at the After Six unit was partially offset by higher revenues from Centor, Sequa's real estate holding company. Sales of After Six reflect continuing intense competition in the formalwear market. Centor posted higher revenues due primarily to the inclusion of 12 months of rental income from office buildings in Virginia that were formerly used in a now divested operation. In addition, Centor benefited from the fourth-quarter inclusion of the Sequa Can Machinery building in its portfolio of properties.

Operating Income

Overall operating income advanced 67%, led by strong advances at the Aerospace and Automotive segments, as well as improvements at the Metal Coating, Specialty Chemicals and Industrial Machinery segments. The increase in operating income also reflects a $9.0 million decline in pension costs and the absence of $6.2 million of restructuring charges recorded in 2003. The effect of these factors was mitigated by higher corporate expenses. Sequa's foreign operations contributed $61.4 million of operating income in 2004, compared with $44.2 million in 2003. Profits of Sequa's foreign operations are driven by the results of the Specialty Chemicals operations; the overseas operations of the Automotive segment; and the foreign units of the Aerospace segment. The advance in overseas profits for 2004 also reflects improvement at the overseas operations of the Industrial Machinery segment. A detailed review of operating results by segment follows.

In the Aerospace segment, operating profit advanced 81% in 2004 due to the following factors: a higher level of sales and improved absorption, particularly in the engine component repair operations and through the long-term service agreements (which contribution would have been greater, except for $8.2 million of significant up-front contract costs recognized in the first half of 2004 that will be recovered over the term of the contract); absence of $2.7 million of restructuring charges recorded in 2003; lower pension expense (which declined $3.5 million); and lower inventory reserve provisions. With sustained improvement in global airline traffic forecast for 2005 and with new long-term service agreements in place, management anticipates that operating results will continue to trend higher in the next several quarters over the comparable 2004 periods.

Operating profit of the Automotive segment more than doubled in 2004, with both units ahead for the year. ARC Automotive benefited from higher sales and improved labor performance generated by ongoing Operational Excellence initiatives. These factors were partially offset by higher research and development costs and increased raw material costs stemming from steel surcharges. Results of the Italian unit also benefited from the strengthening of the Euro. In response to a decision by an overseas end user to re-source its supply contracts beginning in the first half of 2005, ARC Automotive is realigning certain fixed assets to serve other markets and contracts. In the fourth quarter of 2004, the Italian inflator operation recorded an asset impairment charge of $4.1 million and a provision of $0.2 million for related severance costs. Management anticipates that additional personnel-related costs of approximately $0.7 million will be recorded in 2005. Casco Products posted improved results in 2004 due to the following: higher sales; lower pension costs; continuing Operational Excellence initiatives; and the absence of $0.9 million of restructuring and related asset impairment charges recorded in 2003.

Operating income advanced 19% in the Metal Coating segment. The increase reflects an improved mix of sales; the benefits of ongoing Six Sigma programs; the absence of a $2.8 million charge related to legal disputes recorded in 2003; and lower pension costs. The favorable effect of these factors was tempered by higher selling and administrative costs; increased natural gas and utility rates; and the absence of profit added in 2003 by a now-completed international consulting contract.

The Specialty Chemicals segment posted a 14% increase in operating income in 2004 due to the benefits of ongoing Six Sigma initiatives and the impact of translating local currency results into US dollars (impact of approximately $3.1 million), tempered by increased raw material costs. The segment also benefited from improved results at the specialty chemicals distribution units generated in part through the use of low-cost-region sourcing.

Operating profit of the Industrial Machinery segment nearly tripled in 2004, as a result of the following factors: the higher level of sales; the absence of $2.9 million of restructuring charges recorded in 2003; the benefits gained through previous restructuring actions; and improvements generated through Operational Excellence programs. The improvement was tempered by higher steel costs.

The Other Products segment posted an improvement of $0.7 million in 2004, primarily due to higher rental revenues at Centor, the real estate holding company. The After Six unit achieved a breakeven result for the year, as a result of lower sales combined with higher inventory provisions.

Corporate expenses increased $11.1 million in 2004 due to several factors: increased professional services costs related to Sarbanes-Oxley compliance; higher insurance costs; and higher incentive compensation provisions, partially offset by lower pension expense.

Pension Expense

Operating income includes net periodic pension cost of $12.8 million in 2004 and $21.8 million in 2003 related to all significant funded defined benefit plans. On an annual basis Sequa reviews the assumptions used in accounting for these plans. In order to reflect current market conditions in the calculation of the net periodic pension cost, the long-term expected rate of return in 2004 and 2003 was 8.3%; the discount rate used was 6% in 2004 and 6.75% in 2003. Net periodic pension cost declined in 2004 from 2003, despite a decline in the discount rate, for the following reasons: (1) Sequa contributed $102.7 million in 2003, primarily in the fourth quarter, to its domestic plans, which increased plan assets for subsequent expected returns; (2) the performance of plan assets improved in 2003 compared with 2002, which increased plan assets for subsequent expected returns; and (3) subsequent to the sale of ARC propulsion business in October 2003, benefits were frozen for most employees covered by the Atlantic Research Corporation Employees' Pension Plan. In 2004, Sequa contributed $29.1 million to its qualified pension plans.

Interest Expense

Interest expense increased by $3.8 million in 2004, compared with the prior year, primarily due to the full-year effect of the June 2003 issuance of $100 million of 8⅞% Senior Notes due April 1, 2008.

Interest Income

Interest income increased by $1.7 million in 2004, compared with the prior year. The increase reflects a combination of higher average levels of cash and cash equivalents and higher interest rates.

Equity in Income (Loss) of Unconsolidated Joint Ventures

Sequa has investments in a number of unconsolidated joint ventures, which amounted to $69.9 million and $59.2 million at December 31, 2004 and 2003, respectively. The combination of income and losses of these joint ventures was income of $9.8 million in 2004 and income of $9.7 million in 2003.

Chromalloy is a partner in joint ventures aimed at strengthening its ties to certain OEMs and airline customers, as well as ensuring close cooperation with respect to the dissemination of technical specifications and requirements. Sequa's investment in Chromalloy's joint ventures was $68.0 million and $57.3 million at December 31, 2004 and 2003, respectively. The combination of income and losses of Chromalloy's joint ventures was income of $10.3 million in 2004 and $9.7 million in 2003. The largest of the Chromalloy joint ventures are discussed in the following paragraphs.

In the second quarter of 2003, Chromalloy and Siemens Westinghouse Power Corporation and Siemens Aktiengesellschaft (collectively referred to as Siemens) established a global cooperation consisting of joint ownership of three operating companies providing service and repairs for heavy industrial gas turbines manufactured by other companies, and for gas turbines based on the mature technologies of Siemens and its affiliates. The three operating companies are: TurboCare Gas Turbine Services LLC (TCGTS), Turbine Services Ltd (TS) and Gas Turbine Technologies, S.p.A. (GTT).

Chromalloy has a 49% ownership interest in TCGTS. Chromalloy and Siemens contributed, at existing ownership levels, a division of their existing TACR joint venture. Siemens also contributed a US operation and a minority interest in a Venezuelan subsidiary to TCGTS. TCGTS serves the North, Central and South American markets. The remaining operations of TACR, of which Chromalloy owns 49%, continue to provide coating and component repair services on Siemens' advanced engines.

Chromalloy has a 51% ownership interest in, and operating control over, TS. The financial statements of TS are consolidated with those of Sequa and a Siemens minority interest is reflected. Chromalloy contributed the assets of its UK and Thailand industrial gas turbine operations and its 49% ownership interest in its MJB joint venture to TS. MJB, a partnership with Al Masaood, provides repair and maintenance services for industrial gas turbines from a facility in the United Arab Emirates. Sequa has guaranteed up to $6.6 million of MJB's bank line of credit. At December 31, 2004 there were no amounts outstanding under this facility. TS serves Europe, the Far East and the Middle East.

Chromalloy has a 20% ownership interest in GTT. Siemens contributed the assets of an Italian facility to GTT, which serves Italy and certain other countries.

Chromalloy has a 52.6% ownership interest in BELAC, a component manufacturing operation that produces new replacement parts for jet engines. The 52.6% ownership interest does not equate to a controlling interest, primarily due to a super majority vote requirement (at least 75% approval) on certain key operational decisions. While Chromalloy's partners in this joint venture are major commercial airlines, whose industry has been under significant pressure, management believes that the venture is adequately capitalized to carry on its principal operations without additional subordinated financial support. At December 31, 2004, Sequa's investment in BELAC totaled $7.0 million. In the first quarter of 2003, Sequa's equity share of income from

BELAC included a $3.9 million gain relating to the proceeds of a settlement with a former partner whose withdrawal increased the remaining partners' ownership position. Due to BELAC's adequate level of capitalization, approximately 80% of the settlement amount was distributed to the remaining partners through a dividend. BELAC is not a variable interest entity as defined in Financial Accounting Standards Board Interpretation No. 46, "Consolidation of Variable Interest Entities," and therefore its financial statements are not consolidated with those of Sequa.

Chromalloy has two 50/50 joint ventures with Rolls-Royce plc: Turbine Surface Technologies Ltd (TSTL), which provides advanced coatings for Rolls-Royce turbine components, and Turbine Repair Technologies Ltd (TRTL), which provides advanced component repair services for certain Rolls-Royce engines. Sequa has guaranteed 50% of TSTL's future lease payments under the terms of a capital lease, as well as 50% of an overdraft facility. Total amounts subject to the guarantees may not exceed 11.5 million British pounds. At December 31, 2004, 6.0 million British pounds were outstanding related to the guarantees.

Advanced Coatings Technologies (ACT), a 50%-owned joint venture with United Technologies Corporation, owns and operates an electron beam ceramic coater for the application of Pratt & Whitney coatings to jet engine parts.

On September 30, 2002, Chromalloy acquired the remaining 50% ownership interest in Pacific Gas Turbine Center, LLC (PGTC), which overhauls and tests certain jet engines. The acquired assets and liabilities of PGTC and the results of operations have been consolidated with those of Sequa from the acquisition date.

Other, Net

In 2004, Other, net included $2.8 million of expense related to a minority interest holder; $2.6 million of a loss related to the sale of Chromalloy's Turbine Airfoils Division; $2.5 million loss on the fair market value of forward foreign exchange contracts that did not qualify for cash flow hedge accounting; $1.9 million of charges for the amortization of capitalized debt issuance costs; $1.4 million of charges for letters of credit and commitment fees; and $1.1 million of income on the cash surrender value of corporate owned life insurance.

In 2003, Other, net included $4.4 million of gain relating to the sale of assets, which included the sale of a can forming machinery plant that was closed as part of the restructuring activities undertaken in 2001 and that was subsequently managed by Sequa's Centor unit; $2.2 million of income on the cash surrender value of corporate owned life insurance; $1.7 million of charges for the amortization of capitalized debt issuance costs; $1.6 million of charges for letters of credit and commitment fees; $1.2 million of expense related to a minority interest holder; $1.0 million of expense related to the re-audit of the 2001 consolidated financial statements, which had been audited by an accounting firm no longer in existence, and which re-audit was deemed required due to the classification of ARC propulsion as a discontinued operation as a result of its sale; and $0.6 million of discount expense on the sale of accounts receivable.

Income Tax (Provision) Benefit

In 2004, the $0.4 million tax benefit reflects lower rates on foreign taxable income when compared with a higher rate on domestic losses, compounded by certain foreign entities utilizing net operating loss carryforwards.

In the fourth quarter of 2004, the American Jobs Creation Act of 2004 (the Act) was enacted, which provides a special one-time 85% dividends received deduction on the repatriation of certain foreign dividends paid by December 31, 2005, provided the criteria outlined in the tax law are met. Detailed guidance was subsequently issued by the Internal Revenue Service (IRS) on January 13, 2005. In December 2004, the Financial Accounting Standards Board (FASB) issued FASB Staff Position 109-2, which provided interpretative guidance in connection with accounting for the impact of the Act, due to the lack of clarification of the provisions within the Act and the timing of enactment. Given the significant amount of undistributed earnings of Sequa's foreign subsidiaries in several countries and the complexities of determining not only the effect of the newly issued IRS guidance but also the local laws and other agreements that govern dividends that may be distributed from these foreign subsidiaries, Sequa is in the process of evaluating the impact of the Act, and is unable to reasonably estimate an income tax effect or range of income tax effects, if any. Consequently, no deferred tax liabilities were recorded as of December 31, 2004 related to the undistributed earnings of these companies as a result of the Act. Sequa expects to complete this evaluation during the third quarter of 2005.

The 2003 income tax benefit of $6.7 million related to continuing operations includes a $2.8 million reversal of income tax reserves no longer required based on a then current analysis of probable exposures. The effect of this item was to increase basic earnings per share by $0.27.

Income (Loss) from Discontinued Operations

On November 4, 2004, Sequa through its wholly owned subsidiary, Sequa Can Machinery, Inc., sold the business and substantially all of the assets and certain of the liabilities of Sequa Can Machinery to Stolle. Sequa received $40.8 million in cash, subject to certain adjustments.

The income from Sequa Can Machinery, net of tax, included in discontinued operations was $1.3 million or $0.13 per basic share from discontinued operations in 2004 and $2.9 million or $0.28 per basic share from discontinued operations in 2003. The 2004 sale of the Sequa Can Machinery business resulted in a preliminary after-tax gain of $3.2 million or $0.31 per basic share.

On April 1, 2004, Sequa, through TCT, an affiliated subsidiary of Chromalloy, sold the business and substantially all of the assets and certain of the liabilities of TCT to TCT Acquisition, Inc. TCT received $32.0 million in cash, subject to certain adjustments, and $8.0 million Face Amount of Series B Convertible Preferred Stock of TCT Acquisition, Inc., representing up to an 18.2% ownership interest in TCT Acquisition, Inc. An investor group and certain management executives of TCT Acquisition, Inc. hold the remaining 81.8% ownership interest. The Series B Convertible Preferred Stock does not possess voting rights, and Sequa does not have representation on the board of directors of TCT Acquisition, Inc.

The income from TCT, net of tax, included in discontinued operations was $0.9 million or $0.09 per basic share from discontinued operations in 2004 and $2.8 million or $0.27 per basic share from discontinued operations in 2003. The 2004 sale of the TCT business resulted in a preliminary after-tax gain of $2.7 million or $0.26 per basic share.

On October 17, 2003, Sequa, through its ARC subsidiary, completed the sale of substantially all of the assets — including the shares of ARC UK Limited — and certain of the liabilities related to the propulsion business of ARC (collectively referred to as the ARC propulsion business). The sale to Aerojet was pursuant to an agreement entered into by ARC on May 2, 2003. ARC received $133.0 million in cash subject to certain adjustments.

ARC propulsion expense, net of tax, included in discontinued operations was $1.6 million or $0.15 per basic share from discontinued operations in 2004. The 2004 expense relates to environmental and other cleanup costs at the former Gainesville, Virginia facility, net of a purchase price adjustment. Income from ARC propulsion, net of tax, included in discontinued operations was $3.5 million or $0.33 per basic share from discontinued operations in 2003. The 2003 sale of the ARC propulsion business resulted in an after-tax gain of $3.1 million or $0.30 per basic share in 2003.

Risk/Concentration of Business

Sequa's largest operation, Chromalloy (2004 sales of $813.8 million, operating income of $42.9 million and total assets at December 31, 2004 of $950.7 million), has confronted a difficult operating environment since the events of September 11, 2001. The severe, and extended, impact on the airline industry since then has undercut Chromalloy's repair and original equipment component manufacturing operations, which derive approximately 80% of sales from the commercial aviation market. The large repair business is directly related to the number of hours jet engines are flown, and the original equipment component manufacturing business is related to the number of new jet engines placed in service. The economic impact on Chromalloy has been partially offset by cost-cutting measures. In 2004, annual operating income exceeded the 2003 level, and 2005 operating income is expected to trend higher. While global airline traffic increased in 2004 compared with

2003, fuel costs have affected the profitability of air carriers and placed additional pressure on their industry. Furthermore, the long-term effect on air travel of continuing terror threats, which have been heightened by the situation in Iraq, remains uncertain.

In September 2004, US Airways Group Inc. (US Airways) filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code (Chapter 11). The filing was the second time in two years that US Airways has filed for protection under Chapter 11. Chromalloy's pre-petition trade receivable balance with US Airways was not material. In 2004, as well as in 2003, US Airways accounted for less than 1% of Chromalloy's sales.

On April 1, 2003, Air Canada filed for protection under Canada's Companies' Creditors Arrangements Act. Air Canada emerged from bankruptcy in the third quarter of 2004 with ACE Aviation Holdings Inc. as its parent company. In 2004, Air Canada accounted for less than 1% of Chromalloy's sales. A first-quarter 2003 charge of $0.7 million was incurred to reserve the trade receivables balance with Air Canada.

UAL, which filed a voluntary petition for reorganization under Chapter 11 in December 2002, accounted for approximately $147.2 million or 18% of Chromalloy's sales in 2004 (5% of sales in 2003 and 4% of sales in 2002). The pre-petition net trade accounts receivable balance was nominal, and the impact of the UAL filing on Chromalloy's operations has not been significant. In September 2003, Chromalloy signed a 10-year engine material-by-the-hour contract with UAL, which began to contribute repair revenues in March 2004. While the impact on Chromalloy of the UAL bankruptcy filing has not been significant to date, in June 2004, the Air Transportation Stabilization Board (ATSB) denied UAL's final application for a federal loan guarantee, which would have helped UAL secure funds for its exit from bankruptcy. The long-term effect on UAL of the ATSB's decision is uncertain at this time.

At December 31, 2004, trade and unbilled receivables due from major commercial airlines totaled approximately $88.0 million of which $43.3 million are from UAL and $2.4 million are from US Airways. The difficult business conditions in the airline industry and the possibility of bankruptcy filings by other carriers who are customers of Chromalloy could adversely affect the ability of Chromalloy to realize some of these receivables.

Chromalloy competes for turbine engine repair business with a number of other companies, including the OEMs, which generally have obligations (contractual and otherwise) to approve vendors to perform repair services on their engines and components. Chromalloy has a number of such approvals, including licensing agreements, that allow it to repair certain components of engines. The loss of a major OEM's approval to repair components for its engines could have an adverse effect on Chromalloy, although management believes it has certain actions available to mitigate this effect.

Sequa is engaged in the automotive airbag inflator business through ARC Automotive. ARC Automotive's largest customers for airbag inflators are Delphi Automotive Systems and its subsidiaries (Delphi) and Key Safety Systems, Inc. and its subsidiaries (Key Safety). Delphi accounted for $97.2 million or 39% of ARC Automotive's sales in 2004 and $67.2 million or 34% of sales in 2003. Key Safety accounted for approximately $84.7 million or 34% of ARC Automotive's sales in 2004 and $72.7 million or 37% of sales in 2003. These two customers accounted for approximately 51% of the Automotive segment's sales in 2004.

Precoat Metals markets its coating services to steel and aluminum producers and distributors, building products manufacturers, merchant can makers, and manufacturers of other diverse products. In April 2003, National Steel, Precoat's largest customer, was acquired by US Steel. The combination of National Steel and US Steel accounted for approximately $98.2 million or 37% of Precoat's 2004 sales (35% of 2003 annual sales).

In the Specialty Chemicals segment, one customer accounted for 33% of 2004 sales (32% of 2003 annual sales) and the top three customers accounted for 44% of 2004 sales (47% of 2003 annual sales). All of these customers are international consumer products companies with whom Warwick has been doing business for many years.

The assets of Sequa's discontinued operations include a leveraged lease portfolio that is subject to risks associated with the ultimate realizability of estimated residual values, as well as the creditworthiness of the lessees. Several of the leases are for aircraft leased to major commercial airlines whose industry is experiencing difficult conditions. At December 31, 2004, Sequa's remaining net investment in aircraft leases with major commercial airlines totaled $32.0 million, of which $17.3 million relates to American Airlines, Inc. and $14.7 million relates to Delta Airlines, Inc.

Derivative and Other Financial Instruments

Sequa is exposed to market risk from changes in foreign currency exchange rates and from changes in the prices of certain commodities which affect its earnings, cash flows and financial condition. Sequa manages its exposure to this market risk through its regular operating and financial activities and, when appropriate, through the use of derivative financial instruments. Sequa has established a control environment, which assigns senior executives and, in certain instances operational management, responsibility for risk assessment and the approval, reporting and monitoring of derivative financial instrument activities. Sequa does not buy, hold or sell derivative financial instruments for trading purposes. Sequa's primary foreign currency exposures relate to the British pound and to the Euro. To mitigate the short- and near-term effect of changes in currency exchange rates, Sequa utilizes forward foreign exchange contracts and derivatives thereof to manage its exposure to certain existing assets and liabilities and to hedge forecasted transactions and firm commitments denominated in currencies other than the functional currency. Depending on the volatility of the market, Sequa utilizes natural gas swap agreements to convert a portion of its natural gas requirements to fixed rates. Depending on the use of a derivative and whether it has been designated and qualifies as an efficient hedge, gains and losses resulting from changes in the value of the derivative are recognized currently in earnings or reported in Accumulated Other Comprehensive Income (Loss), a separate component of shareholders' equity.

A hypothetical 10% uniform decrease in all foreign currency exchange rates relative to the US dollar would have decreased the fair value of Sequa's financial instruments by approximately $9.5 million as of December 31, 2004 and $8.6 million as of December 31, 2003. The sensitivity analysis relates only to Sequa's exchange rate-sensitive financial instruments, which include cash and debt amounts denominated in foreign currencies and all open foreign forward exchange contracts at December 31, 2004 and 2003. The effect of this hypothetical change in exchange rates ignores the effect this movement may have on the value of net assets, other than financial instruments, denominated in foreign currencies and does not consider the effect this movement may have on anticipated foreign currency cash flows.

At December 31, 2004 and 2003, substantially all of Sequa's debt was at fixed rates, and Sequa currently does not hold interest rate derivative contracts. Accordingly, a change in market interest rates would not materially affect Sequa's interest expense but would affect the fair value of Sequa's debt. Generally, the fair market value of fixed-rate debt increases as interest rates fall and decreases as interest rates rise. The fair value of Sequa's total debt was approximately $884 million at December 31, 2004 and $874 million at December 31, 2003. A hypothetical 1% increase in interest rates would have decreased the fair value of Sequa's total debt by approximately $29.6 million at December 31, 2004 and $34.7 million at December 31, 2003. A hypothetical 1% decrease in interest rates would have increased the fair value of Sequa's total debt by approximately $30.9 million at December 31, 2004 and $36.5 million at December 31, 2003. The fair value of Sequa's total debt is based primarily upon quoted market prices of Sequa's publicly traded securities. The estimated changes in the fair values of Sequa's debt are based upon changes in the present value of future cash flows derived from the hypothetical changes in market interest rates.

Environmental Matters

Sequa's environmental department, under senior management's direction, manages all activities related to Sequa's involvement in environmental cleanup. This department establishes the projected range of expenditures for individual sites with respect to which Sequa may be considered a potentially responsible party under applicable federal or state laws. These projected expenditures, which are reviewed periodically, include: remedial investigation and feasibility studies; outside legal, consulting and remediation project management fees; the projected cost of remediation activities; and site closure and post-remediation monitoring costs. The assessments take into account currently available facts, existing technology, presently enacted laws, past expenditures, and other potentially responsible parties and their probable level of involvement. Outside technical, scientific and legal consulting services are used to support management's assessments of costs at significant individual sites.

It is Sequa's policy to accrue environmental remediation costs for identified sites when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. In 2004, 2003 and 2002, Sequa recorded charges of $2.5 million, $1.7 million and $0.3 million, respectively, to increase its accruals for remediation costs. Of the total 2004 charge, $1.0 million was included in the results of discontinued operations and relates to the ARC propulsion Gainesville, Virginia facility. Based on an analysis of currently available information and previous experience with respect to hazardous substances, it is possible that costs associated with the ARC Gainesville site may exceed current reserves, although a range for possible additional costs cannot be reasonably estimated. Sequa has placed various insurance carriers on notice that a claim with respect to certain contamination will be filed and Sequa's present reserves do not consider possible recoveries from such carriers. At December 31, 2004, the potential exposure for all remediation costs, excluding financial liabilities assumed by Aerojet, is estimated to range from $12.0 million to $20.0 million, and Sequa's Consolidated Balance Sheet includes accruals for remediation costs of $16.6 million. These accruals are at undiscounted amounts and are included in accrued expenses and other noncurrent liabilities. Actual costs to be incurred at identified sites in future periods may vary from the estimates, given inherent uncertainties in evaluating environmental exposures.

With respect to all known environmental liabilities, Sequa's actual cash expenditures for remediation of previously contaminated sites were $2.6 million in 2004, $3.0 million in 2003, and $7.2 million in 2002. Sequa anticipates that remedial cash expenditures will be between $4.0 million and $6.0 million during 2005 and between $2.0 million and $3.0 million during 2006. Sequa's capital expenditures for projects to eliminate, control or dispose of pollutants were $1.0 million, $1.1 million and $1.3 million in 2004, 2003 and 2002, respectively. Sequa anticipates annual environment-related capital expenditures to be approximately $3 million in 2005 and $1 million in 2006. Sequa's operating expenses to eliminate, control and dispose of pollutants were $9.2 million in 2004, $9.3 million in 2003, and $8.6 million in 2002. Sequa anticipates that environmental operating expenses will be approximately $9 million per year during 2005 and 2006.

Backlog

The business of Sequa for which backlog is significant is the Industrial Machinery segment. The dollar amount of backlog for this segment was $97.2 million or 62% of total consolidated backlog and $60.2 million or 52% of total consolidated backlog as of December 31, 2004 and 2003, respectively.

Liquidity and Capital Resources

Net cash provided by operating activities was $12.1 million in 2004, compared with cash used by operating activities of $42.3 million in 2003. The $54.4 million increase primarily reflects increased pre-tax earnings, lower working capital requirements, and lower levels of contributions to Sequa's defined benefit pension plans. Cash provided by investing activities was $3.2 million in 2004, compared with cash provided of $72.4 million in 2003. The $69.2 million decrease primarily reflects a $59.2 million decrease in proceeds from sale of businesses and the purchase of two small niche businesses. Cash used for financing activities was less than $0.1 million in 2004, compared with cash provided of $8.8 million in 2003. The 2003 period includes the receipt of $101.0 million of net proceeds from the June 5, 2003 issuance of $100 million of 8⅞% Senior Notes due April 1, 2008, partially offset by the repurchase of receivables sold.

On November 4, 2004, Sequa sold the business and substantially all of the assets and certain of the liabilities of Sequa Can Machinery to Stolle and received $40.8 million in cash subject to certain adjustments. The proceeds received on the sale are being used for general corporate purposes.

On April 1, 2004, Sequa, through its TCT unit, sold the business and substantially all of the assets and certain of the liabilities of TCT to TCT Acquisition, Inc. TCT received $32.0 million in cash, subject to certain adjustments, and $8.0 million Face Amount of Series B Convertible Preferred Stock representing up to an 18.2% ownership position in TCT Acquisition, Inc. The proceeds received on the sale are being used for general corporate purposes.

On October 17, 2003, Sequa, through its ARC subsidiary, completed the sale of its ARC propulsion business. The sale price was $133.0 million in cash subject to certain adjustments. Management used the proceeds for general corporate purposes, including a $75.0 million contribution to its largest domestic defined benefit plan.

In 2004, Sequa contributed $29.1 million to its qualified pension plans. Due to its pension contributions as well as an improvement in the equity markets, in 2004 Sequa recorded income of $23.7 million, net of tax, through other comprehensive income, a component of shareholders' equity, representing a partial reversal of the minimum required pension liability recorded in prior years. In 2003, Sequa contributed $102.7 million to its domestic qualified defined benefit pension plans, inclusive of a $75.0 million fourth-quarter contribution to Sequa's largest plan. Due to its pension contributions as well as a significant improvement in the equity markets, in 2003 Sequa recorded income of $47.1 million, net of tax, through other comprehensive income, representing a partial reversal of the minimum required pension liability recorded in prior years.

On June 5, 2003, Sequa completed an offering of $100 million of Series A 8⅞% Senior Notes due April 1, 2008 through a private placement under Rule 144A of the Securities Act of 1933, as amended (the Securities Act). Net proceeds received on the 8⅞% Senior Notes offering, which were sold at a premium of 102.5% for an effective yield of 8.23%, amounted to $101.0 million and are being used for general corporate purposes. The notes are part of a single series of 8⅞% Senior Notes, of which $200 million was issued in 2001. On September 19, 2003, Sequa completed its offer to exchange all outstanding Series A 8⅞% Senior Notes due April 1, 2008 that were issued on June 5, 2003, for up to $100 million of registered Series B 8⅞% Senior Notes due April 1, 2008. All $100 million of outstanding notes were exchanged. The terms of the new Series B 8⅞% Senior Notes — including principal amount, interest rate, maturity, security and ranking — are substantially the same as the terms of the original notes, with the principal exception that the new notes are registered under the Securities Act.

In anticipation of Sequa's $100 million 8⅞% Senior Notes offering, Moody's downgraded its rating of Sequa debt from Ba3 to B1 and changed its rating outlook from negative to stable. S&P affirmed its BB- rating with a negative outlook but removed Sequa from CreditWatch, where it was placed in March 2003. Fitch Ratings downgraded its rating of Sequa's debt from BB- to B+ and changed its rating outlook from negative to stable. There have been no further changes to the ratings of Sequa's debt.

Sequa's ability to obtain letters of credit and surety bonds for financial guarantees had been limited due both to debt ratings that are below investment grade and to the absence of a secured bank credit agreement. However, in September 2003, Sequa finalized an uncommitted $50.0 million facility with a major global bank for the issuance of letters of credit that is secured by assets of the Specialty Chemicals segment. In January 2005, Sequa finalized a revision to the credit line facility to include a second major bank. The revised credit line has a reduced level of pricing retroactive to September 1, 2004, eliminates all restrictions and covenants with respect to the segment and requires a cash collateral balance of 15 million British pounds.

At December 31, 2004, Sequa was contingently liable for $39.4 million of outstanding letters of credit and $4.6 million of surety bonds not reflected in the accompanying Consolidated Balance Sheet. In addition, Sequa has guaranteed up to $6.6 million of its MJB joint venture's bank line of credit and up to 11.5 million British pounds of its TSTL joint venture's capitalized lease payments and overdraft facility. At December 31, 2004, no amounts were outstanding under MJB's bank line of credit and 6.0 million British pounds were outstanding related to the TSTL guarantees. Sequa is not currently aware of any existing conditions that would cause risk of loss relative to the outstanding letters of credit, surety bonds or the guarantees.

Sequa Receivables Corp. (SRC), a special purpose corporation wholly owned by Sequa, has a Receivables Purchase Agreement (RPA) that extends through November 16, 2006. Under the RPA, SRC may sell an undivided percentage ownership interest, up to a maximum participation of $75.0 million, in Sequa's eligible domestic trade receivables through a bank administered multi-seller commercial paper conduit. The RPA was amended and restated in May 2004 to include a third bank to sell commercial paper through a second bank conduit and to provide back-up liquidity. Back-up liquidity lines provided by the three banks are annually renewable at the banks' option and contain a net worth covenant applicable to Sequa. The sale of receivables through the bank administered conduit is funded through the sale of A1/P1 rated commercial paper. SRC pays a facility fee of 0.75% per annum plus 0.50% per annum above the commercial paper rate based on usage. SRC's assets will be available to satisfy its obligations to its creditors, which have a security interest in SRC's assets, prior to distribution to Sequa. SRC is shielded from credit exposure related to Sequa, and therefore the discount rate offered by the buyer of Sequa trade receivables is based on the highest rated (A1/P1) commercial paper. The structure employed provides Sequa a low-cost source of funds that would not otherwise be available to Sequa. In accordance with SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities — a Replacement of FASB Statement No. 125," transactions under the RPA qualify as a sale of receivables. At December 31, 2004 and 2003, no trade receivables were sold under the RPA.

Capital expenditures for continuing operations amounted to $67.7 million in 2004, with spending concentrated in the Aerospace, Automotive and Metal Coating segments. These funds were primarily used to upgrade existing facilities and equipment. Sequa currently anticipates that capital spending in 2005 will be approximately $80.0 million and will be concentrated primarily in the Aerospace, Automotive and Metal Coating segments.

At December 31, 2004, Sequa's contractual obligations were as follows:

		Payments Due by Period			
Contractual Obligations	**Total**	**2005**	**Years 2006-2007**	**Years 2008-2009**	**Years =>2010**
			(Thousands of Dollars) (Unaudited)		
Long-term debt(a)	$ 798,520	$ 520	$ —	$798,000	$ —
Interest on long-term debt(b)	317,288	71,445	142,890	102,953	—
Operating leases(c)	79,114	15,142	26,953	21,287	15,732
Purchase obligations(d)	33,194	31,006	1,790	267	131
Other long-term liabilities:					
Projected minimum required pension contributions(e)	32,600	—	11,200	5,500	15,900
Environmental remediation(f)	15,000	6,000	4,000	2,000	3,000
Total	$1,275,716	$124,113	$186,833	$930,007	$34,763

(a) Represents long-term debt cash payment schedule and excludes net amortizable debt discount of $1.6 million and premium of $1.7 million.

(b) Interest on long-term debt represents interest payments due on Sequa's 8⅞% and 9% Senior Notes. Interest payments on other debt amounts are not significant.

(c) Operating lease obligations include future rental payments on a leased facility that was excluded from the sale of the ARC propulsion business.

(d) Purchase obligations are agreements to purchase goods and services that are considered enforceable and legally binding and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the appropriate timing of the transactions. The amounts shown represent those amounts considered by Sequa to be enforceable and legally binding and include short-term purchase orders for the purchase of goods or services as well as capital expenditure commitments.

(e) Actual pension contributions may be accelerated and will depend on management's assessment of available liquidity.

(f) Actual environmental remediation expenditures may be higher than amounts contractually obligated as Sequa may undertake remediation activities without requirements imposed by Consent Orders or Consent Agreements with Federal and State authorities or by litigation.

Management currently anticipates that the following will provide sufficient funds to support Sequa's operations for the next 12 months: cash flow from operations; $193.3 million of non-restricted cash and cash equivalents on hand at December 31, 2004; up to $75.0 million available under the RPA, which extends through November 16, 2006; and amounts available under the $50.0 million facility for the issuance of letters of credit that is secured by assets of the Specialty Chemicals segment. Expected requirements include $71.4 million of interest payments due on the outstanding 9% and 8⅞% Senior Notes; $80.0 million of estimated capital expenditures for continuing operations; the other contractual obligations summarized above; and any future requirements for letters of credit and surety bonds, which totaled $44.0 million at December 31, 2004.

Off-Balance Sheet Arrangements

Off-balance sheet arrangements include certain guarantees that may be a source of potential risk to a company's future liquidity, capital resources and results of operations, regardless of whether they are recorded as liabilities.

Sequa's guarantees are primarily limited to the use of letters of credit and surety bonds that serve to guarantee Sequa's own performance with respect to liabilities owed or contractual deadlines. A discussion of Sequa's letters of credit and surety bonds is included in the Liquidity and Capital Resources section of this Annual Report on Form 10-K.

Sequa Receivables Corp. (SRC), a special purpose corporation wholly owned by Sequa, has an RPA that extends through November 16, 2006. Under the RPA, SRC may sell an undivided percentage ownership interest up to a maximum participation of $75.0 million, in Sequa's eligible domestic trade receivables through a bank administered multi-seller commercial paper conduit. A further discussion of the RPA is included in Note 2 to the Consolidated Financial Statements and in the Liquidity and Capital Resources section of this Annual Report on Form 10-K and is incorporated herein by reference.

At December 31, 2004, all minimum required capital contributions to Sequa's joint ventures were satisfied. Future contributions to the joint ventures require the approval of the respective joint venture's board of directors. Sequa believes that its joint ventures are adequately capitalized. Sequa has guaranteed up to $6.6 million of its MJB joint venture's bank line of credit. Sequa has also guaranteed 50% of its TSTL joint venture's future lease payments under the terms of a capital lease, as well as 50% of the entity's overdraft facility. Total amounts subject to the TSTL guarantees may not exceed 11.5 million British pounds. At December 31, 2004, there were no amounts outstanding under the MJB credit line, and 6.0 million British pounds were outstanding related to the TSTL guarantees. Sequa is not currently aware of any existing conditions that would cause risk of loss relative to the guarantees.

Significant Accounting Policies and Estimates

Sequa believes that the application of the following accounting policies is important to its financial position and results of operations and requires significant judgments and estimates on the part of management. For a summary of all of Sequa's significant accounting policies see Note 1 to the Consolidated Financial Statements included in this Annual Report on Form 10-K and incorporated herein by reference.

Allowance for Doubtful Accounts

Certain of Sequa's operating segments provide services to industries that are experiencing, or have experienced, difficult economic pressures. The Aerospace segment performs repair and other services for the commercial airline industry. See the Risk/Concentration of Business section of the Management's Discussion and Analysis of Financial Condition and Results of Operations in this Annual Report on Form 10-K for further discussion. Many of Sequa's customers are large, well-known companies, and the customer base is monitored through a review of account balance agings, an assessment of customer financial condition, and interactions with the customers. Reserves are established through a combination of specific identification of problem accounts and percentages of aging brackets.

Inventory Valuation

The Aerospace segment (Chromalloy) maintains significant inventories of parts to serve the commercial aviation repair market. In order to ensure that any obsolete or slow moving inventory is properly identified and valued, Chromalloy has in place a policy that mandates minimum write-down requirements based on usage. The policy provides for a consistent and systematic approach to valuing inventory at the lower of cost or market, with inventory values reassessed quarterly and at year-end for adequacy. The decline in air travel from pre-September 11, 2001 levels, and the related reduction in the number of hours jet engines are flown, has had an unfavorable impact on inventory valuations. A further decline in air travel would have an additional unfavorable impact. Management believes that, while demand for certain repair services and manufactured parts has been lower since September 11, 2001, the long-term outlook for the industry is positive.

Goodwill

SFAS No. 142 requires that goodwill and other intangible assets be tested for impairment on an annual basis. Sequa recorded a $13.0 million after-tax transitional impairment charge related to continuing operations effective with the January 1, 2002 adoption of SFAS No. 142. Sequa updated its review of goodwill on its selected annual test dates of October 1, 2004, 2003 and 2002 and noted no further impairment. In assessing the recoverability of goodwill, assumptions are made with respect to future business conditions and estimated expected future cash flows to determine the fair value of a reporting unit. If these estimates and assumptions change in the future due to such factors as a decline in general economic conditions; a long-term or permanent decline in air travel; competitive pressures on sales and margins; and other factors beyond management's control, an impairment charge may be required. Details of remaining goodwill balances by segment are included in Note 24 to the Consolidated Financial Statements of this Annual Report on Form 10-K and are incorporated herein by reference.

Revenue Recognition

Generally, sales are recorded when persuasive evidence of an arrangement exists, the selling price is fixed or determinable, collectibility is reasonably assured and the services have been rendered or the products have been shipped and risk of loss has transferred to the customer. For arrangements entered into after June 30, 2003 that call for multiple deliverables, Sequa recognizes revenue in accordance with the Emerging Issues Task Force Issue No. 00-21 "Revenue Arrangements with Multiple Deliverables."

Revenue is recognized under the material-by-the-hour and the power-by-the-hour contracts based on the estimated fair value of units shipped. Recognition of revenue associated with unbilled receivables is limited to amounts contractually recoverable. Estimates of total contract revenues and costs are reviewed at a minimum each quarter. Risk factors affecting the overall revenue of the contract concern the usage of engines during the contract period. Future engine usage may be adversely affected by general economic slowdowns, the fallout from possible terrorist attacks similar to those seen on September 11, 2001 and possible complications related to certain customers' emergence from bankruptcy.

Pensions

Pension expense and pension liabilities are actuarially determined and are affected by management's assumptions with respect to the discount rate for obligations, the future rate of increase in compensation levels, and the expected long-term rate of return on plan assets. Pension expense and liabilities can also be affected by changes in plan benefits and the actual return on plan assets. The discount rate is based on an analysis of discounted cash flows using an interest spot rate curve in conjunction with a further review of high- and medium-grade corporate long-term bond rates. The rate of increase in compensation levels is based on management's assessment of the current and future economic environment and overall salary trends. The expected long-term rate of return considers the allocation of plan assets, the historical performance of total plan assets, and economic and other indicators of future performance. In addition, Sequa may consult with and consider the opinions of financial and other professionals in developing appropriate return benchmarks. Changes in the discount rate and the expected long-term rate of return on plan assets, as well as actual returns on plan assets that differ from the expected return, can have a significant impact on pension expense and related liabilities.

Income Taxes

Sequa has significant domestic net operating loss carryforwards, as well as deferred tax assets established through other comprehensive income in recording a minimum required pension liability. Management believes that such carryforwards and deferred tax assets will be utilized before their expiration through future reversals of existing taxable temporary differences, future earnings and available tax planning strategies. Sequa's ability to generate the expected amounts of domestic taxable income from future operations is dependent upon general economic conditions; the state of the airline industry and other major markets, competitive pressures on sales and margins, and other factors beyond management's control. There can be no assurance that Sequa will meet its expectations for future domestic taxable income in the carryforward period or that available tax strategies can be enacted. However, management has considered the above factors in reaching the conclusion that it is more likely than not that future domestic taxable income and available tax strategies will be sufficient to fully realize the domestic operating loss carryforwards and deferred tax assets at December 31, 2004.

Environmental

Sequa's environmental department, under senior management's direction, manages all activities related to Sequa's involvement in environmental cleanup. This department establishes the projected range of expenditures for individual sites with respect to which Sequa may be considered a potentially responsible party under applicable federal or state laws. These projected expenditures, which are reviewed periodically, include: remedial investigation and feasibility studies; outside legal, consulting and remediation project management fees; the projected cost of remediation activities; and site closure and post-remediation monitoring costs. The assessments take into account currently available facts, existing technology, presently enacted laws, past expenditures, and other potentially responsible parties and their probable level of involvement. Outside technical, scientific and legal consulting services are used to support management's assessments of costs at significant individual sites. It is Sequa's policy to accrue environmental remediation costs for identified sites when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. Actual costs to be incurred at identified sites in future periods may vary from the estimates, given inherent uncertainties in evaluating environmental exposures.

Other Information

On December 16, 2004, Statement of Financial Accounting Standards No. 123 (revised 2004) (SFAS No. 123(R)), "Share-Based Payment," was issued. SFAS No. 123(R), which must be adopted no later than July 1, 2005, is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation," and supersedes Accounting Principles Board Opinion No. 25 (APB No. 25), "Accounting for Stock Issued to Employees." The approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure, required under SFAS No. 123, is no longer an alternative. Sequa will adopt SFAS No. 123(R) no later than July 1, 2005.

Sequa currently follows APB No. 25, which measures compensation cost for stock options as the excess, if any, of the quoted market price of a company's stock at the grant date over the exercise price. As Sequa's stock option plans require the exercise price to be no less than the fair market value at the date of grant, no compensation expense is recognized for stock options granted. Pro forma disclosure, as if compensation cost for Sequa's stock option plans was determined using SFAS No. 123, is presented in Note 1 to the Consolidated Financial Statements included in this Annual Report on Form 10-K and is incorporated herein by reference.

SFAS No. 123(R) permits public companies to adopt its requirements using one of two methods:

(1) A "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS No. 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS No. 123(R) for all awards granted to employees prior to the effective date of SFAS No. 123(R) that remain unvested on the effective date.

(2) A "modified retrospective" method which includes the requirements of the modified prospective method but also permits entities to restate, based on the amount previously recognized under SFAS No. 123 for purposes of pro forma disclosures, either for (a) all prior periods presented or (b) prior interim periods of the year of adoption.

Sequa plans to adopt SFAS No. 123(R) using the modified prospective method. Sequa does not expect the impact of the adoption of this standard to differ significantly from the pro forma information presented in Note 1 to these consolidated financial statements.

Internal Controls over Financial Reporting

Sequa's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of Sequa's management, including the Chief Executive Officer and Chief Financial Officer, Sequa conducted an evaluation of the effectiveness of its internal control over financial reporting as of December 31, 2004 based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, management concluded that Sequa's internal control over financial reporting was not effective as of December 31, 2004 because of the effect of material weaknesses identified and more fully discussed in Part II, Item 9A, Controls and Procedures, of this Annual Report on Form 10-K, which is incorporated herein by reference.

The existence of one or more material weaknesses creates a more than remote likelihood of material misstatements in Sequa's financial statements, and substantial costs and resources may be required to rectify any internal control deficiencies. If management fails to achieve and maintain the adequacy of internal controls in accordance with applicable standards, Sequa may be unable to conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with Section 404. If Sequa cannot produce reliable financial reports, its business and financial condition could be harmed, investors could lose confidence in the reported financial information, the market price of Sequa's stock could decline significantly, and Sequa may be unable to obtain additional financing to operate and expand its business.

Forward-Looking Statements

This document includes forward-looking statements made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. All statements other than statements of historical fact contained in this Annual Report on Form 10-K and other periodic reports filed by Sequa under the Securities Exchange Act of 1934, as amended, and other written or oral statements made by Sequa or on its behalf, are forward-looking statements. When used herein, the words "anticipates," "expects," "believes," "goals," "intends," "plans," or "projects" and similar expressions are intended to identify forward-looking statements. These include, among others, statements relating to:

- Future earnings and other measurements of financial performance
- The effect of economic downturns or growth in particular markets
- Future cash flows and uses of cash
- Pension plan assumptions and future contributions
- Restructuring costs and savings
- The outcome of contingencies

- Future levels of indebtedness and capital spending
- Product developments and new business opportunities

It is important to note that forward-looking statements are based on a number of assumptions about future events and are subject to various risks, uncertainties and other factors that may cause actual results to differ materially from the views, beliefs and estimates expressed or implied in such forward-looking statements. Although Sequa believes that the assumptions on which any forward-looking statements in this Annual Report on Form 10-K and other periodic reports filed by Sequa are reasonable, no assurance can be given that such assumptions will prove correct. All forward-looking statements in this Annual Report on Form 10-K are expressly qualified in their entirety by the cautionary statements in this paragraph and elsewhere in this Annual Report on Form 10-K.

Ethics and Code of Business Conduct

Sequa has adopted a Code of Business Conduct (the Code of Conduct) which is available in its entirety on the Sequa web site at (www.sequa.com) and to any stockholder requesting a copy. All Sequa employees, officers, and directors, including the Executive Chairman of the Board, the Chief Executive Officer, the Senior Vice President, Legal (the chief legal officer), and the Senior Vice President, Finance (the chief financial officer), are required to adhere to the Code of Conduct in discharging their work-related responsibilities. Employees are required to report any conduct that they believe in good faith to be an actual or apparent violation of the Code of Conduct. Amendments to the Code of Conduct, and any waivers from the Code of Conduct granted to directors or executive officers, will be filed with the Securities and Exchange Commission in accordance with applicable rules and regulations and will also be made available through Sequa's web site.

Sequa has a confidential helpline through which employees may report concerns about Sequa's business practices. In accordance with the Sarbanes-Oxley Act of 2002, the Audit Committee has established procedures for the receipt and handling of complaints regarding accounting, internal accounting controls or auditing matters, and to allow for the confidential, anonymous submission by employees of concerns regarding auditing or accounting matters.

New York Stock Exchange Certification

Each year, the Chief Executive Officer of a company listed on the New York Stock Exchange (NYSE) must certify to the NYSE that he is not aware of any violation by the company of the NYSE corporate governance listing standards as of the date of that certification, qualifying the certification to the extent necessary.

In 2004, Sequa's Chief Executive Officer certified, without qualification, that he was not aware of any violation by Sequa of the NYSE corporate governance listing standards.

Operating Results 2003-2002

Sales

Overall sales increased 7% in 2003, driven by advances in the Automotive, Metal Coating, Industrial Machinery, and Specialty Chemicals segments, tempered by a small decline at the Aerospace segment. Sales benefited from the impact of exchange rate changes on translation of local currency results into US dollars (approximately $65.6 million) and $28.2 million of sales added through the addition of an acquired unit in the Aerospace segment. A detailed review of sales by operating segment follows.

Sales of the Aerospace segment declined 2% in 2003. Excluding the $28.2 million of sales added by the September 30, 2002 acquisition of Pacific Gas Turbine (PGT), an engine overhaul unit that was formerly an equity affiliate, sales declined 6% in 2003. Engine component repair sales declined 9% as a result of intense pricing pressure and the continuing downturn in the commercial aviation market, and combined with a modest decline in sales to the US military more than offset increased sales to the industrial turbine market and the benefit of translating local currency sales into US dollars (approximately $15.2 million). Sales of units primarily engaged in the manufacture of original equipment components posted a modest increase as the benefit of translating local currency sales into US dollars (approximately $6.5 million) bolstered a small increase in sales to the commercial aviation market, partially offset by lower sales to the US military.

Sales of the Automotive segment increased 16% in 2003 with both units in the segment showing advances. Sales of ARC Automotive advanced 20% led by three factors: a 15% increase in volume at the US operation, broader product line offerings at the Italian unit and the benefit of translating local currency sales into US dollars (approximately $9.0 million). The Casco Products unit posted a sales advance of 10% in 2003 driven by improvements at the international units and the benefit of translating those sales into US dollars (approximately $8.2 million).

Sales of the Metal Coating segment increased 12% in 2003 due to increased sales under metal management programs and improved sales to the building and manufactured products markets, slightly offset by lower sales to the container products market. The improvement in metal management programs reflects new programs at several customers to provide inventory management services. The building and manufactured products sales increases reflect the impact of a price increase, increased market share, a modest improvement in the pre-engineered construction market and higher sales to the appliance and lighting fixture markets. The sales to the container products market were lower due to the absence of sales to a customer whose in-house coating line was temporarily shut down in 2002.

Sales of the Specialty Chemicals segment increased 22% in 2003 due to three main factors: the benefit of translating local currency sales into US dollars (approximately $15.4 million); improved sales at the specialty chemicals distribution units; and continued strength in demand for the detergent additive TAED. The specialty chemicals distribution units benefited from the strength of the Euro and increased product offerings, partially offset by softness in the European economy.

Sales of the Industrial Machinery segment increased 7% in 2003. The advance reflects improved sales at the unit's European operations, an 11% increase in worldwide sales of spare parts and customer service and the benefit of translating local currency sales into US dollars (approximately $11.2 million). The European sales reflect a slight pickup in sales to the graphic arts market and higher sales of emission control equipment. On an overall basis, this increase was offset by slightly lower equipment sales at both the US and Asian operations.

Sales of the Other Products segment declined 1% in 2003, primarily the result of a consolidated formalwear market and intense pricing pressure.

Operating Income

Overall operating income increased 21% in 2003 as advances at the Automotive, Metal Coating, Specialty Chemicals and Industrial Machinery segments more than offset a sharp decline at the Aerospace segment, a $12.0 million increase in pension costs and increased restructuring and related asset impairment charges. Sequa's foreign operations contributed operating income of $44.2 million in 2003, compared with $29.2 million in 2002. The profitability of Sequa's foreign operations is driven by the results of the Specialty Chemicals operations, the overseas operations of the Casco Products unit of the Automotive segment and the foreign units of the Aerospace segment, some of which derive a large portion of their earnings from the heavy industrial gas turbine aftermarket. The advance in 2003 also reflects improvement at the foreign operations of ARC Automotive and the Industrial Machinery segment. Results of foreign operations also benefited from the impact of exchange rate changes on the translation of local currency results into US dollars (approximately $3.0 million). A detailed review of operating income by segment follows.

Operating income in the Aerospace segment (Chromalloy) declined 40% in 2003 as a result of lower sales and continued pricing pressure in the aftermarket for commercial aviation engine component repair; losses recorded at the newly acquired engine overhaul unit; restructuring charges related to workforce reductions and a plant consolidation ($2.7 million in 2003, compared with $0.8 million in 2002); increased pension costs; and a $0.7 million charge to reserve receivables from a foreign airline that filed for bankruptcy protection. These factors were partially offset by $3.1 million of income relating to a dispute on contractual obligations in the commercial repair business and higher sales to the industrial turbine market. Results of units primarily engaged in the manufacture of original equipment components declined as a result of restructuring charges recorded in the second quarter.

The Automotive segment posted operating profit of $9.3 million in 2003, compared with a loss of $0.5 million in 2002. Both units in the segment contributed to the advance. Results of ARC Automotive advanced $6.9 million in 2003, moving from a loss in the year-earlier period. The improvement reflects the higher level of sales and royalty payments in 2003, benefits derived from ongoing Six Sigma initiatives and the strengthening of the Euro. These improvements were partially offset by increased research and development and pension costs. Operating income advanced 68% at the Casco Products unit, driven by higher sales, improvements generated by restructuring activities and operating efficiencies at the international units, partially offset by restructuring and related asset impairment charges and increased pension costs at the US operations. The restructuring charges related primarily to costs to transfer the unit's Connecticut manufacturing operation to other lower-cost facilities.

Operating income advanced 14% in the Metal Coating segment. The increase is driven by the higher level of sales and an improved mix; operating efficiencies obtained through ongoing Six Sigma initiatives; and profit added by the completion of an international consulting contract. These factors were mitigated by a $2.8 million charge related to legal disputes, and higher pension and insurance costs.

The Specialty Chemicals segment posted a 34% increase in operating income in 2003. The advance was achieved as a result of the higher level of sales, the strengthening of the Euro and efficiencies obtained through the unit's Six Sigma program. These benefits were further bolstered by the impact of translating local currency results into US dollars (approximately $1.6 million). These factors were partially offset by an increase in pension expense, as well as increased raw material costs.

The Industrial Machinery segment posted operating profit in 2003, whereas this segment recorded an operating loss in 2002. The improvement reflects higher sales, the benefits of previous restructuring actions, and efficiencies and cost controls generated by ongoing Six Sigma initiatives. These factors were mitigated by $2.9 million of restructuring charges related to streamlining both European and US operations in response to the tight market environment ($2.3 million in 2002), and higher pension costs.

The After Six unit of the Other Product segment posted a significant decline in profits in 2003, a reflection of the lower level of sales and the tight formalwear market, lower margins and a 57% increase in pension costs.

Corporate expenses increased 6% in 2003, primarily a reflection of a $3.3 million increase in pension expense; higher environmental cleanup provisions ($1.7 million in 2003, $0.3 million in 2002); and higher insurance costs partially offset by a lower provision for incentive compensation and the absence of a restructuring charge recorded in 2002.

Pension Expense

Operating income includes net periodic pension cost related to all significant domestic and foreign funded defined benefit plans of $21.8 million in 2003, compared with $9.8 million in 2002. On an annual basis Sequa reviews the assumptions used in accounting for these plans. In order to reflect current market conditions in the calculation of the net periodic pension cost, the long-term expected rate of return in 2003 was 8.3%, compared with 9.0% in 2002; and the discount rate used in 2003 was 6.75%, compared with 7.5% in 2002. As a result of these changes and the effect of a decline in the investment performance of its pension portfolios in 2002, net periodic pension cost more than doubled in 2003, compared with 2002.

Interest Expense

Interest expense increased by $4.7 million in 2003, compared with the prior year, primarily due to the June 5, 2003 issuance of $100 million of 8 7/8% Senior Notes due April 1, 2008.

Interest Income

Interest income decreased by $0.9 million in 2003, compared with the prior year. The decrease reflects a combination of lower interest rates and lower average levels of cash and cash equivalents; the latter despite a large fourth-quarter 2003 net increase related to the October 17, 2003 receipt of $133.0 million of cash proceeds on the sale of the ARC propulsion business tempered by the December 3, 2003 payment of a $75.0 million contribution to one of Sequa's defined benefit pension plans.

Equity in Income (Loss) of Unconsolidated Joint Ventures

Sequa has investments in a number of unconsolidated joint ventures, which amounted to $59.2 million and $42.5 million at December 31, 2003 and 2002, respectively. The combination of income and losses of these joint ventures was income of $9.7 million in 2003 and a loss of $0.1 million in 2002.

Chromalloy is a partner in joint ventures aimed at strengthening its ties to certain original equipment manufacturers and airline customers, as well as ensuring close cooperation with respect to the dissemination of technical specifications and requirements. Sequa's investment in Chromalloy's joint ventures was $57.3 million and $40.6 million at December 31, 2003 and 2002, respectively. The combination of income and losses of Chromalloy's joint ventures was income of $9.7 million in 2003 and $0.3 million in 2002.

Other, Net

In 2003, Other, net included $4.4 million of gain relating to the sale of assets, which included the sale of a can-forming machinery plant that was closed as part of the restructuring activities undertaken in 2001 and which was subsequently managed by Sequa's Centor unit; $2.2 million of income on the cash surrender value of corporate-owned life insurance; $1.7 million of charges for the amortization of capitalized debt issuance costs; $1.6 million of charges for letters of credit and commitment fees; $1.2 million of expense related to a minority interest holder; $1.0 million of expense related to the re-audit of the 2001 consolidated financial statements, which had been audited by an accounting firm no longer in existence, and which re-audit was deemed required due to the classification of ARC propulsion as a discontinued operation as a result of its sale; and $0.6 million of discount expense on the sale of accounts receivable.

In 2002, Other, net included $3.3 million of gain related to the change in the fair market value of a gas swap; $2.8 million of income related to insurance litigation settlements concerning certain product liability claims relating to the closed operations of a predecessor company; $0.9 million of gain on the fair market value of forward foreign exchange contracts that did not qualify for cash flow hedge accounting; $0.6 million of gain on the sale of stock received from the demutualization of an issuer of corporate-owned life insurance policies and pension annuities; $1.5 million of charges for the amortization of capitalized debt issuance costs; $1.3 million of discount expense on the sale of accounts receivable; $1.0 million of charges for letters of credit and commitment fees; and $0.7 million of expense on the cash surrender value of corporate-owned life insurance.

Income Tax Benefit

The 2003 income tax benefit of $6.7 million related to continuing operations includes a $2.8 million reversal of income tax reserves no longer required based on a then current analysis of probable exposures. The effect of this item was to increase basic earnings per share by $0.27.

The 2002 income tax benefit of $13.4 million includes $4.1 million of tax benefit, related to an increase in domestic net operating loss carryforwards due to the resolution of issues and the related completion of an IRS audit, and $2.4 million of income relating to the reversal of income tax reserves no longer required, due to the completion of tax audits at two foreign units. The effect of these items was to increase basic earnings per share by $0.40 and $0.23, respectively.

Effect of a Change in Accounting Principle

On January 1, 2002, Sequa adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142). The statement changed the accounting for goodwill from an amortization method to an impairment only approach.

SFAS No. 142 establishes specific guidelines for use in evaluating the impairment of goodwill. Under SFAS No. 142, goodwill is considered impaired and an impairment loss must be recognized if the implied fair value of a reporting unit's goodwill is less than its carrying amount. The implied fair value of goodwill is determined by subtracting the fair value of the recognized assets and liabilities of the reporting unit from the fair value of the reporting unit.

Sequa completed the transitional impairment review required under SFAS No. 142 and recorded, effective January 1, 2002, a non-cash charge related to continuing operations of $13.0 million (net of a related tax benefit on deductible goodwill of $7.8 million) as the effect of a change in accounting principle in the Consolidated Statement of Operations. The transitional charge related to continuing operations was for the ARC Automotive ($3.1 million) reporting unit of the Automotive segment, the Industrial Machinery segment ($9.1 million) and the After Six ($0.8 million) reporting unit of the Other Products segment. The effect of the change in accounting principle relating to continuing operations reduced basic earnings per share by $1.25 in 2002. A non-cash, after-tax charge of $101.8 million, relating to the ARC propulsion business, was reclassified to the results of discontinued operations in the Consolidated Statement of Operations. The fair value of Sequa's reporting units was measured using an income approach based on a present value technique of estimated expected future cash flows.

Pursuant to SFAS No. 142, goodwill is to be reviewed for impairment on an annual basis. Sequa has selected October 1 as the date for subsequent reviews. Sequa reviewed its goodwill as of October 1, 2003 and 2002 and determined that no further impairment of goodwill had occurred.

Income (Loss) from Discontinued Operations

The income of Sequa Can Machinery, net of tax, included in discontinued operations was $2.9 million or $0.28 per basic share from discontinued operations in 2003. The income of TCT, net of tax, included in discontinued operations was $2.8 million or $0.27 per basic share from discontinued operations in 2003.

Income from ARC propulsion, net of tax, included in discontinued operations was $3.5 million or $0.33 per basic share from discontinued operations in 2003 and $7.5 million or $0.72 per basic share from discontinued operations in 2002. Income from discontinued operations also includes a $101.8 million after tax charge for the 2002 effect of a change in accounting principle ($9.78 per basic share) related to the operations of the ARC propulsion business. The 2003 sale of the ARC propulsion business resulted in an after-tax gain of $3.1 million or $0.30 per basic share.

Item 7A. ***Quantitative and Qualitative Disclosures About Market Risk***

See discussion in this Annual Report on Form 10-K in Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, under the heading "Derivative and Other Financial Instruments," and Note 13 to the Consolidated Financial Statements of this Annual Report on Form 10-K, which are incorporated herein by reference.

Item 8. ***Financial Statements and Supplementary Data***

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Sequa Corporation

We have audited the accompanying consolidated balance sheets of Sequa Corporation and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, cash flows and shareholders' equity for each of the three years in the period ended December 31, 2004. Our audits also included the financial statement schedule listed in the accompanying index. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sequa Corporation and subsidiaries at December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As described in Notes 1 and 7 to the consolidated financial statements, effective January 1, 2002 the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Sequa Corporation's internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 9, 2005 expressed an unqualified opinion on management's assessment of the effectiveness of internal control over financial reporting and an adverse opinion on the effectiveness of internal control over financial reporting because of the existence of two material weaknesses.

Ernst + Young LLP

Ernst & Young LLP

New York, New York
March 9, 2005

SEQUA CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

	At December 31, 2004	At December 31, 2003*
	(Amounts in thousands, except share data)	
ASSETS		
Current assets		
Cash and cash equivalents	$ 204,842	$ 184,273
Trade receivables, net (Note 2)	319,819	302,738
Unbilled receivables (Note 2)	39,060	—
Inventories (Note 3)	428,533	362,878
Assets of discontinued operations (Note 5)	222	91,305
Deferred income taxes (Note 10)	43,370	50,071
Other current assets	26,882	36,467
Total current assets	1,062,728	1,027,732
Investments		
Investments and other receivables (Note 4)	120,588	90,552
Assets of discontinued operations (Note 5)	69,844	76,752
	190,432	167,304
Property, plant and equipment, net (Note 6)	431,337	445,233
Other assets		
Goodwill (Note 7)	147,943	144,172
Deferred income taxes (Note 10)	23,225	15,097
Deferred charges and other assets (Note 8)	107,088	92,787
	278,256	252,056
Total assets	$1,962,753	$1,892,325
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Current maturities of long-term debt (Note 9)	$ 520	$ 2,508
Accounts payable	186,858	163,097
Taxes on income (Note 10)	22,016	21,363
Liabilities of discontinued operations (Note 5)	—	20,403
Accrued expenses (Note 11)	176,983	160,465
Total current liabilities	386,377	367,836
Noncurrent liabilities		
Long-term debt (Note 9)	798,105	798,166
Liabilities of discontinued operations (Note 5)	1,665	1,787
Other noncurrent liabilities (Notes 12 and 14)	105,545	126,445
Total noncurrent liabilities	905,315	926,398
Shareholders' equity (Notes 15, 16 and 17)		
Preferred stock — $1 par value, 1,825,000 shares authorized; 797,000 shares of $5 cumulative convertible stock issued at December 31, 2004 and 2003 (involuntary liquidation value — $17,181 at December 31, 2004)	797	797
Class A common stock — no par value, 50,000,000 shares authorized; 7,410,000 shares issued at December 31, 2004 and 7,321,000 shares issued at December 31, 2003	7,410	7,321
Class B common stock — no par value 10,000,000 shares authorized; 3,727,000 shares issued at December 31, 2004 and 2003	3,727	3,727
Capital in excess of par value	294,092	290,043
Retained earnings	400,571	383,408
Accumulated other comprehensive income (loss)	41,994	(9,398)
	748,591	675,898
Less: cost of treasury stock	77,530	77,807
Total shareholders' equity	671,061	598,091
Total liabilities and shareholders' equity	$1,962,753	$1,892,325

* See Notes 1 and 5 to the consolidated financial statements.

The accompanying notes are an integral part of the financial statements.

SEQUA CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS

	Year Ended December 31,		
	2004	2003*	2002*
	(Amounts in thousands, except per share data)		
Sales	$1,864,063	$1,547,284	$1,447,819
Costs and expenses (Note 19)			
Cost of sales	1,532,012	1,295,668	1,203,691
Selling, general and administrative	252,178	203,793	204,722
	1,784,190	1,499,461	1,408,413
Operating income	79,873	47,823	39,406
Other income (expense)			
Interest expense	(72,037)	(68,285)	(63,602)
Interest income	4,183	2,481	3,351
Equity in income (loss) of unconsolidated joint ventures (Note 4)	9,767	9,673	(77)
Other, net (Note 20)	(9,516)	763	3,677
	(67,603)	(55,368)	(56,651)
Income (loss) from continuing operations before income taxes	12,270	(7,545)	(17,245)
Income tax benefit (Note 10)	400	6,700	13,400
Income (loss) from continuing operations	12,670	(845)	(3,845)
Income (loss) from discontinued operations, net of income taxes (Note 5)	6,557	12,283	(99,732)
Income (loss) before the effect of a change in accounting principle	19,227	11,438	(103,577)
Effect of a change in accounting principle, net of income taxes (Note 7)	—	—	(12,965)
Net income (loss)	19,227	11,438	(116,542)
Preferred dividends	(2,064)	(2,064)	(2,064)
Net income (loss) available to common stock	$ 17,163	$ 9,374	$ (118,606)
Basic and diluted earnings (loss) per share (Note 22)			
Income (loss) from continuing operations	$ 1.01	$ (0.28)	$ (0.57)
Income (loss) from discontinued operations	0.63	1.18	(9.57)
Effect of a change in accounting principle	—	—	(1.25)
Net income (loss)	$ 1.64	$ 0.90	$ (11.39)

* See Notes 1 and 5 to the consolidated financial statements.

The accompanying notes are an integral part of the financial statements.

SEQUA CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

	Year Ended December 31,		
	2004	2003*	2002*
	(Amounts in thousands)		
Cash flows from operating activities			
Income (loss) from continuing operations before income taxes	$ 12,270	$ (7,545)	$ (17,245)
Adjustments to reconcile income (loss) to net cash provided by operating activities:			
Depreciation and amortization	89,566	77,767	73,033
Provision for losses on receivables	229	2,954	3,568
Loss on sale of businesses	2,563	—	—
Gain on sale of assets	(818)	(4,407)	(385)
Equity in (income) loss of unconsolidated joint ventures	(9,767)	(9,673)	77
Other items not providing cash	2,824	(957)	(2,957)
Changes in operating assets and liabilities, net of businesses acquired and sold:			
Receivables	(48,438)	(33,145)	3,047
Inventories	(62,561)	(5,540)	15,526
Other current assets	8,885	2,201	372
Accounts payable and accrued expenses	46,586	(7,211)	2,256
Other noncurrent liabilities	(25,211)	(56,886)	(16,186)
Net cash provided by (used for) continuing operations before income taxes	16,128	(42,442)	61,106
Net cash provided by discontinued operations before income taxes	15,377	17,587	23,439
Income taxes paid, net	(19,408)	(17,404)	(10,257)
Net cash provided by (used for) operating activities	12,097	(42,259)	74,288
Cash flows from investing activities			
Purchase of property, plant and equipment	(67,701)	(68,253)	(66,740)
Sale of property, plant and equipment	6,463	7,064	3,984
Sale of businesses, net of cash sold	73,771	133,000	—
Businesses purchased, net of cash acquired	(4,543)	—	(8,398)
Other investing activities	(4,800)	568	(10,310)
Net cash provided by (used for) investing activities	3,190	72,379	(81,464)
Cash flows from financing activities			
Proceeds from accounts receivable sold	—	75,000	134,000
Repurchases of accounts receivable sold	—	(155,000)	(118,000)
Proceeds from debt	2,606	103,235	3,248
Payments of debt	(4,986)	(11,555)	(11,352)
Payments of preferred dividends	(2,064)	(2,064)	(2,064)
Other financing activities	4,416	(824)	2,642
Net cash (used for) provided by financing activities	(28)	8,792	8,474
Effect of exchange rate changes on cash and cash equivalents	5,310	6,838	10,455
Net increase in cash and cash equivalents	20,569	45,750	11,753
Cash and cash equivalents at beginning of year	184,273	138,523	126,770
Cash and cash equivalents at end of year	$204,842	$ 184,273	$ 138,523

* See Notes 1 and 5 to the consolidated financial statements.

The accompanying notes are an integral part of the financial statements.

SEQUA CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

	Preferred Stock	Class A Common Stock	Class B Common Stock	Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Shareholders' Equity
	(Amounts in thousands, except per share data)							
Balance at December 31, 2001	$797	$7,284	$3,727	$288,179	$ 492,640	$ (69,503)	$(78,662)	$ 644,462
Net loss	—	—	—	—	(116,542)	—	—	(116,542)
Foreign currency translation adjustment	—	—	—	—	—	36,290	—	36,290
Reversal of unrealized gain on marketable securities	—	—	—	—	—	(885)	—	(885)
Tax benefit for reversal of unrealized gain on marketable securities	—	—	—	—	—	310	—	310
Unrealized gain on cash flow hedges	—	—	—	—	—	133	—	133
Tax provision for unrealized gain on cash flow hedges	—	—	—	—	—	(46)	—	(46)
Minimum pension liability adjustment	—	—	—	—	—	(100,118)	—	(100,118)
Tax benefit on minimum pension liability adjustment	—	—	—	—	—	35,041	—	35,041
Comprehensive loss								(145,817)
Stock options exercised	—	37	—	2,046	—	—	—	2,083
Stock grants	—	—	—	(67)	—	—	356	289
Tax benefit on stock options	—	—	—	58	—	—	—	58
Cash dividends:								
Preferred — $5.00 per share	—	—	—	—	(2,064)	—	—	(2,064)
Balance at December 31, 2002	797	7,321	3,727	290,216	374,034	(98,778)	(78,306)	499,011
Net income	—	—	—	—	11,438	—	—	11,438
Foreign currency translation adjustment	—	—	—	—	—	42,239	—	42,239
Unrealized gain on cash flow hedges	—	—	—	—	—	97	—	97
Tax provision for unrealized gain on cash flow hedges	—	—	—	—	—	(34)	—	(34)
Minimum pension liability adjustment	—	—	—	—	—	72,428	—	72,428
Tax provision on minimum pension liability adjustment	—	—	—	—	—	(25,350)	—	(25,350)
Comprehensive income								100,818
Stock grants	—	—	—	(173)	—	—	499	326
Cash dividends:								
Preferred — $5.00 per share	—	—	—	—	(2,064)	—	—	(2,064)
Balance at December 31, 2003	797	7,321	3,727	290,043	383,408	(9,398)	(77,807)	598,091
Net income	—	—	—	—	19,227	—	—	19,227
Foreign currency translation adjustment	—	—	—	—	—	27,933	—	27,933
Unrealized gain on cash flow hedges	—	—	—	—	—	(261)	—	(261)
Minimum pension liability adjustment	—	—	—	—	—	36,492	—	36,492
Tax provision on minimum pension liability adjustment	—	—	—	—	—	(12,772)	—	(12,772)
Comprehensive income								70,619
Stock options exercised	—	89	—	4,151	—	—	(228)	4,012
Stock grants	—	—	—	(102)	—	—	505	403
Cash dividends:								
Preferred — $5.00 per share	—	—	—	—	(2,064)	—	—	(2,064)
Balance at December 31, 2004	$797	$7,410	$3,727	$294,092	$ 400,571	$ 41,994	$(77,530)	$ 671,061

The accompanying notes are an integral part of the financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements of Sequa Corporation (Sequa) include the accounts of all majority-owned subsidiaries except for a 52.6% owned component manufacturing operation. The 52.6% ownership interest in this operation does not equate to a controlling interest, primarily due to a super majority vote requirement (at least 75% approval) on certain key operational decisions. This operation is accounted for under the equity method as are investments in 20% to 50% owned joint ventures. All material accounts and transactions between the consolidated subsidiaries have been eliminated in consolidation.

Financial Accounting Standards Board Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN No. 46), as revised, attempts to clarify the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. In general, a Variable Interest Entity (VIE) is an entity that has (1) an insufficient amount of equity for the entity to carry on its principal operations without additional subordinated financial support from other parties, (2) a group of equity owners that are unable to make decisions about the entity's activities or (3) equity that does not absorb the entity's losses or receive the benefits of the entity. The revision of FIN No. 46 excludes operating businesses from its application, unless (1) the reporting company and its related parties were involved in the formation of the entity (excluding operating joint ventures under joint control of the company and one or more independent parties), (2) substantially all of the activities of the entity are conducted on behalf of the reporting company, (3) the reporting company provides more than half of the equity, subordinated debt or other forms of subordinated support and (4) the activities of the entity primarily relate to securitizations or other forms of asset backed financing.

Sequa's 50% or less owned joint ventures are excluded from consideration as VIEs under the parameters of FIN No. 46. The 52.6% owned component manufacturing operation, BELAC LLC (BELAC), has been determined not to be a VIE, and therefore its financial statements are not required to be consolidated with those of Sequa under FIN No. 46. Management considers BELAC to have sufficient equity to carry on its principal operations. BELAC has never utilized third-party debt; its equity absorbs losses and receives the benefit of its income; and its equity owners as a group are able to make decisions about its operating activities.

Sequa Receivables Corporation (SRC), a wholly owned special purpose corporation engaged in selling an undivided percentage ownership interest in Sequa's eligible domestic trade receivables (see Note 2 for further discussion), is a VIE. SRC's assets are available to satisfy its obligations to the bank administered multi-seller commercial paper conduit, and SRC bears the risk of loss relative to uncollectible receivables. Sequa's trade receivables are net of receivables sold under SRC's Receivables Purchase Agreement.

In 2004, Sequa sold certain assets and liabilities of Sequa Can Machinery, Inc. and its affiliated companies (collectively referred to as Sequa Can Machinery) and of TurboCombustor Technology, Inc. (TCT), an affiliated subsidiary of Chromalloy Gas Turbine Corporation (Chromalloy). In 2003, Sequa sold Atlantic Research Corporation's propulsion business, including the shares of ARC UK Limited (collectively referred to as the ARC propulsion business). The Consolidated Financial Statements have been restated to reflect these businesses as discontinued operations. Additional detail with respect to these divestitures is included in Note 5 to these Consolidated Financial Statements.

The classification of Sequa Can Machinery and TCT as discontinued operations, coupled with improved sales at MEGTEC Systems, Inc. (MEGTEC Systems), has resulted in a realignment of Sequa's segment reporting. A new Industrial Machinery segment has been established, which is composed solely of MEGTEC Systems, Sequa's producer of air flotation dryers for the graphic arts market and a supplier of emission control systems for industrial applications as well as auxiliary equipment for web offset printing. MEGTEC Systems was previously included in the Other Products segment.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Sequa considers time deposits, certificates of deposit and marketable securities with maturities of three months or less from date of purchase to be cash equivalents. Where the right of set-off exists, Sequa has netted overdrafts with unrestricted cash and cash equivalents.

Marketable Securities

Investments in common stock classified as available-for-sale securities are carried at fair value as determined by the most recently traded price of such securities, with the unrealized gains and losses, net of tax, reported in Accumulated Other Comprehensive Income (Loss), a separate component of shareholders' equity.

Trade Receivables, Net

Customer account balances are monitored through a review of account balance agings, an assessment of customer financial condition and interactions with the customers. Allowances for doubtful accounts are established through a combination of specific identification of problem accounts and percentages of aging brackets.

Inventories

Inventories are stated at the lower of cost or market and are valued primarily on a first-in, first-out (FIFO) basis.

The Aerospace segment maintains significant inventory levels of parts to service the repair market. In order to ensure that obsolete or slow moving inventory is properly identified and valued, minimum write-down requirements are established primarily based on usage. The policy provides for a consistent and systematic approach to valuing inventory, with inventory values being assessed quarterly and at year-end for adequacy.

Property, Plant and Equipment, Net

For financial reporting purposes, Sequa computes depreciation using a units of production method for automotive airbag inflator component production lines and for certain jet engines that are on lease to an airline. Sequa uses a straight-line method for its remaining assets.

Sequa reviews properties for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be fully recoverable and exceeds its fair value. If the undiscounted future cash flows expected to result from the use of an asset and its eventual disposition are less than the carrying amount of the asset, the property is written down to its estimated fair value using a discounted cash-flow methodology.

Interest required to be capitalized on significant construction projects was not material to the consolidated financial statements.

Goodwill

On January 1, 2002, Sequa adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142), and recorded non-cash charges at such date as described in Note 7 to these Consolidated Financial Statements. The statement changed the accounting for goodwill from an amortization method to an impairment only approach.

SFAS No. 142 establishes specific guidelines for use in evaluating the impairment of goodwill. Under SFAS No. 142, goodwill is considered impaired and an impairment loss must be recognized if the implied fair value of a reporting unit's goodwill is less than its carrying amount. The implied fair value of goodwill is determined by subtracting the fair value of the recognized assets and liabilities of the reporting unit from the fair value of the reporting unit.

Pursuant to SFAS No. 142, goodwill is to be reviewed for impairment on an annual basis. Sequa has selected October 1 as the date for subsequent reviews. Sequa reviewed its goodwill as of October 1, 2004, 2003 and 2002 and determined that no further impairment of goodwill had occurred.

Foreign Currency Translation

The financial position and results of operations of Sequa's foreign subsidiaries are measured using local currency as the functional currency, with the exception of certain investment holding companies for which the US dollar has been denoted as the functional currency. Assets and liabilities of operating units denominated in foreign currencies are translated into US dollars at exchange rates in effect at year-end, while revenues and expenses are translated at weighted average exchange rates prevailing during the year. The resulting translation gains and losses are charged or credited directly to Accumulated Other Comprehensive Income (Loss), a separate component of shareholders' equity, and are not included in net income until realized through sale or liquidation of the investment. Foreign exchange gains and losses incurred on foreign currency transactions are included in net income.

Derivative Financial Instruments

Derivative financial instruments are utilized to manage foreign exchange and natural gas price risks. Sequa has established a control environment which assigns senior executives and in certain instances operational management responsibility for risk assessment and the approval, reporting and monitoring of derivative financial instrument activities. Sequa does not buy, hold or sell derivative financial instruments for trading purposes.

Gains and losses on short-term forward foreign exchange contracts and derivatives thereof, used by Sequa to manage its exposure to exchange rate fluctuations on certain recognized assets and liabilities denominated in a currency other than the functional currency, are recorded as offsets to the losses and gains reported in earnings upon remeasurement of such assets or liabilities into the functional currency. Gains and losses on short-term forward foreign exchange contracts used to hedge the fair value of certain firm sales commitments with third parties are recognized in earnings as are the losses and gains on the related firm commitment.

Forward foreign exchange contracts and derivatives thereof are used to hedge the cash flows of certain forecasted sales and intercompany firm sales commitments. These contracts are primarily short-term in nature with the maximum hedge period not exceeding two years. Gains and losses on these contracts, representing the effective portion of the hedging activity are reported in Accumulated Other Comprehensive Income (Loss). These deferred gains and losses are recognized in operating income in the period in which the sale is recognized. Gains and losses resulting from the ineffective portion of the hedging activity are included in the Consolidated Statement of Operations in the period they occur. Other, net in the Consolidated Statement of Operations includes expense of $2,514,000 in 2004, income of $227,000 and $930,000 in 2003 and 2002, respectively, related to the fair market valuation of forward foreign exchange contracts and derivatives thereof that did not qualify for cash flow hedge accounting.

Gains and losses on the fair market value of natural gas swaps that include a written option and which do not qualify for hedge accounting are reported in earnings as a component of Other, net. Gains and losses on natural gas swaps that do not include a written option and which are highly effective in hedging the cash flow variability of certain anticipated purchases are deferred and included as a component of Accumulated Other Comprehensive Income (Loss) until the purchase is consummated. At December 31, 2004, there were no open natural gas swap agreements.

Environmental Remediation and Compliance

It is Sequa's policy to accrue environmental remediation costs for identified sites when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. In 2004, 2003 and 2002, Sequa recorded charges of $2,500,000, $1,700,000 and $250,000, respectively, to increase its accruals for remediation costs. Of the total 2004 charge, $1,000,000 was included in the results of discontinued operations and relates to the ARC propulsion Gainesville, Virginia facility. Based on an analysis of currently available information and previous experience with respect to hazardous substances, it is possible that costs associated with the ARC Gainesville site may exceed current reserves although a range for possible additional costs cannot be reasonably estimated. Sequa has placed its insurance carriers on notice that a claim with respect to certain contamination will be filed and Sequa's present reserves do not consider possible recoveries from such carriers. At December 31, 2004, the potential exposure for all remediation costs, excluding financial liabilities assumed by GenCorp Inc.'s Aerojet General Corporation subsidiary (Aerojet), is estimated to range from $12,000,000 to $20,000,000, and Sequa's Consolidated Balance Sheet includes accruals for remediation costs of $16,640,000. These accruals are at undiscounted amounts and are included in accrued expenses and other noncurrent liabilities. Actual costs to be incurred at identified sites in future periods may vary from the estimates, given inherent uncertainties in evaluating environmental exposures. Sequa anticipates that remedial cash expenditures will be between $3,000,000 and $6,000,000 in 2005.

Revenue Recognition

Generally, sales are recorded when persuasive evidence of an arrangement exists, the selling price is fixed or determinable, collectibility is reasonably assured and the services have been rendered or the products are shipped and risk of loss has transferred to the customer. For arrangements entered into after June 30, 2003 that call for multiple deliverables, Sequa recognized revenue in accordance with the Emerging Issues Task Force (EITF) Issue No. 00-21 "Revenue Arrangements with Multiple Deliverables."

Revenue is recognized under the Aerospace segment's material-by-the-hour and power-by-the-hour contracts based on the estimated fair value of units shipped. Recognition of revenue associated with unbilled receivables is limited to amounts contractually recoverable. Estimates of total contract revenues and costs are reviewed at a minimum each quarter.

Research and Development

Research and development costs are charged to expense as incurred and amounted to $16,400,000 in 2004, $13,370,000 in 2003 and $13,428,000 in 2002.

Stock-Based Compensation

Sequa currently follows Accounting Principles Board (APB) Opinion No. 25, which measures compensation cost for stock options as the excess, if any, of the quoted market price of a company's stock at the grant date over the exercise price. As Sequa's stock option plans require the exercise price to be no less than the fair market value at the date of grant, no compensation expense is recognized for stock options granted.

On September 25, 2003, Sequa granted 495,000 options on Sequa's Class A common stock to key employees under the provisions of its 1998 Key Employees Stock Option Plan. Vested options totaling 309,100 had previously expired in September 2003. The total fair value of the options granted on September 25, 2003 was estimated on the date of grant to be $7,787,000 using the Black-Scholes option pricing model.

Had compensation cost for Sequa's stock option plans been determined using the fair value method under SFAS No. 123, "Accounting for Stock-Based Compensation," Sequa's income (loss) from continuing operations and related earnings (loss) per share would have been affected as follows:

	Year Ended December 31,		
	2004	2003	2002
	(Amounts in thousands, except per share data)		
Reported income (loss) from continuing operations	$12,670	$ (845)	$(3,845)
Stock-based compensation, net of related tax effects, under SFAS No. 123	(1,562)	(480)	(101)
Adjusted income (loss) from continuing operations	$11,108	$(1,325)	$(3,946)
Basic and diluted income (loss) per share:			
Reported earnings (loss) from continuing operations	$ 1.01	$ (0.28)	$ (0.57)
Stock-based compensation, net of related tax effects, under SFAS No. 123	(0.15)	(.04)	(.01)
Adjusted income (loss) from continuing operations	$ 0.86	$ (0.32)	$ (0.58)

The fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model. No options were granted in 2004. The model's weighted average assumptions in prior years were as follows: expected option life of 4 years for both 2003 and 2002, risk free interest rate of 2.56% in 2003 and 2.43% in 2002, expected volatility of 44.56% and 39.50% in 2003 and 2002, respectively, and expected dividend yield of 0% in both years.

On December 16, 2004, Statement of Financial Accounting Standards No. 123 (revised 2004) (SFAS No. 123(R)), "Share-Based Payment," was issued. SFAS No. 123(R), which must be adopted no later than July 1, 2005, is a revision of SFAS No. 123 and supersedes APB No. 25. The approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure, required under SFAS No. 123, is no longer an alternative. Sequa will adopt SFAS No. 123(R) no later than July 1, 2005. Sequa does not expect the impact of the adoption of this standard to differ significantly from the pro forma information presented above.

Income Taxes

Income taxes are recognized during the year in which transactions enter into the determination of financial statement income, with deferred taxes provided for temporary differences between amounts of assets and liabilities recorded for tax and financial reporting purposes.

Note 2. Trade Receivables, Net and Unbilled Receivables

Sequa Receivables Corp. (SRC), a special purpose corporation wholly owned by Sequa, has a Receivables Purchase Agreement (RPA) that extends through November 16, 2006. Under the RPA, SRC may sell an undivided percentage ownership interest up to a maximum participation of $75,000,000 in Sequa's eligible domestic trade receivables through a bank administered multi-seller commercial paper conduit. The RPA was amended and restated in May 2004 to include a third bank to sell commercial paper through a second bank conduit and to provide back-up liquidity. Back-up liquidity lines provided by the three banks are annually renewable at the banks' option and contain a net worth covenant applicable to Sequa. The sale of receivables through the bank administered conduit is funded through the sale of A1/P1 rated commercial paper. SRC pays a facility fee of 0.75% per annum plus 0.50% per annum above the commercial paper rate based on usage. SRC's assets will be available to satisfy its obligations to its creditors, which have a security interest in SRC's assets, prior to distribution to Sequa. In accordance with SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities — a Replacement of FASB Statement No. 125," transactions under the RPA qualify as a sale of receivables. During the year ended December 31, 2004, no trade receivables were sold under the RPA. Other, net in the Consolidated Statement of Operations includes discount expense related to the sale of receivables of $0 in 2004, $566,000 in 2003 and $1,297,000 in 2002.

Trade receivables at December 31, 2004 and 2003 are reduced by allowances for doubtful accounts of $10,192,000 and $14,606,000, respectively.

Unbilled receivables relate to the Aerospace segment's material-by-the-hour contracts, which began to contribute revenue in 2004. Unbilled receivables are limited to amounts that are contractually recoverable.

Note 3. Inventories

The components of inventories are as follows:

	At December 31,	
	2004	2003
	(Amounts in thousands)	
Finished goods	$220,899	$169,123
Work in process	112,280	106,377
Raw materials	115,874	102,459
Customer deposits	(20,520)	(15,081)
	$428,533	$362,878

Note 4. Investments and Other Receivables

Sequa's investments and other receivables consist of the following items:

	At December 31,	
	2004	2003
	(Amounts in thousands)	
Investments in unconsolidated joint ventures	$ 69,903	$59,215
Cash surrender value of corporate-owned life insurance	17,336	14,347
Restricted cash — letter of credit facility	17,289	8,930
Cash collateral at an insurance carrier	—	4,240
Business transferred under contractual arrangements	7,710	—
Investment in TCT Acquisition, Inc.	5,195	—
Other receivables	3,155	3,820
	$120,588	$90,552

Investment in unconsolidated joint ventures. Sequa has investments in numerous unconsolidated joint ventures, primarily in the Aerospace segment.

Chromalloy is a partner in joint ventures aimed at strengthening its ties to certain original equipment manufacturers (OEMs) and airline customers, as well as ensuring close cooperation with respect to the dissemination of technical specifications and requirements. Sequa's investment in Chromalloy's joint ventures was $68,023,000 and $57,309,000 at December 31, 2004 and 2003, respectively. The combination of income and losses of Chromalloy's joint ventures was income of $10,307,000 in 2004, $9,673,000 in 2003 and $263,000 in 2002. The largest of the Chromalloy joint ventures are discussed in the following paragraphs.

In the second quarter of 2003, Chromalloy and Siemens Westinghouse Power Corporation and Siemens Aktiengesellschaft (collectively referred to as Siemens) established a global cooperation consisting of joint ownership of three operating companies providing service and repairs for heavy industrial gas turbines manufactured by other companies, and for gas turbines based on the mature technologies of Siemens and its affiliates. The three operating companies are: TurboCare Gas Turbine Services LLC (TCGTS), Turbine Services Ltd (TS) and Gas Turbine Technologies, S.p.A. (GTT).

Chromalloy has a 49% ownership interest in TCGTS. Chromalloy and Siemens contributed, at existing ownership levels, a division of their existing TACR joint venture. Siemens also contributed a US operation and a minority interest in a Venezuelan subsidiary to TCGTS. TCGTS serves the North, Central and South American markets. The remaining operations of TACR, of which Chromalloy owns 49%, continue to provide coating and component repair services on Siemens' advanced engines.

Chromalloy has a 51% ownership interest in, and operating control over, TS. The financial statements of TS are consolidated with those of Sequa, and a Siemens minority interest is reflected. Chromalloy contributed the assets of its UK and Thailand industrial gas turbine operations and its 49% ownership interest in its MJB joint venture to TS. MJB, a partnership with Al Masaood, provides repair and maintenance services for industrial gas turbines from a facility in the United Arab Emirates. Sequa has guaranteed up to $6,589,000 of MJB's bank line of credit. At December 31, 2004, there were no amounts outstanding under this facility. TS serves Europe, the Far East and the Middle East.

Chromalloy has a 20% ownership interest in GTT. Siemens contributed the assets of an Italian facility to GTT, which serves Italy and certain other countries.

Chromalloy has a 52.6% ownership interest in BELAC, a component manufacturing operation that produces new replacement parts for jet engines. The 52.6% ownership interest does not equate to a controlling interest, primarily due to a super majority vote requirement (at least 75% approval) on certain key operational decisions. While Chromalloy's partners in this joint venture are major commercial airlines, whose industry has been under significant pressures, management believes that the venture is adequately capitalized to carry on its principal operations without additional subordinated financial support. At December 31, 2004, Sequa's investment in BELAC totaled $6,975,000. In the first quarter of 2003, Sequa's equity share of income from BELAC included a $3,947,000 gain relating to the proceeds of a settlement with a former partner whose withdrawal increased the remaining partners' ownership position. Due to BELAC's adequate level of capitalization, approximately 80% of the settlement amount was distributed to the remaining partners through a dividend. BELAC is not a variable interest entity as defined in Financial Accounting Standards Board Interpretation No. 46, "Consolidation of Variable Interest Entities," and therefore its financial statements are not consolidated with those of Sequa.

Chromalloy has two 50/50 joint ventures with Rolls-Royce plc: Turbine Surface Technologies Ltd (TSTL), which provides advanced coatings for Rolls-Royce turbine components, and Turbine Repair Technologies Ltd (TRTL), which provides advanced component repair services for certain Rolls-Royce engines. Sequa has guaranteed 50% of TSTL's future lease payments under the terms of a capitalized lease as well as 50% of an overdraft facility. Total amounts subject to the guarantees may not exceed 11,500,000 British pounds. At December 31, 2004, 6,017,000 British pounds were outstanding related to the guarantees.

Advanced Coatings Technologies (ACT), a 50%-owned joint venture with United Technologies Corporation, owns and operates an electron beam ceramic coater for the application of Pratt & Whitney coatings to jet engine parts.

On September 30, 2002, Chromalloy acquired the remaining 50% ownership interest in Pacific Gas Turbine Center, LLC (PGTC), which overhauls and tests certain jet engines. The acquired assets and liabilities of PGTC and the results of operations have been consolidated with those of Sequa from the acquisition date.

Summarized financial information for Sequa's joint ventures in the aggregate is as follows:

	At December 31,	
	2004	2003
	(Amounts in thousands)	
Balance sheet		
Current assets	$151,627	$140,873
Noncurrent assets	121,170	115,025
Current liabilities	62,469	68,865
Noncurrent liabilities	52,000	43,491

	Year Ended December 31,		
	2004	2003	2002
	(Amounts in thousands)		
Statement of Operations			
Sales	$275,742	$227,376	$153,293
Operating income	31,676	25,591	879
Net income (loss)	24,552	23,691	(2,267)

Restricted cash and cash collateral. Sequa's ability to obtain letters of credit and surety bonds for financial guarantees had been limited due both to debt ratings that are below investment grade and to the absence of a secured bank credit agreement. In September 2003, Sequa finalized an uncommitted $50,000,000 facility with a major global bank for the issuance of letters of credit that is secured by the assets of the Specialty Chemicals segment. In January 2005, Sequa finalized a revision to the credit line facility to include a second major bank. The revised credit line has a reduced level of pricing retroactive to September 1, 2004, eliminates all restrictions and covenants with respect to the segment and requires a cash collateral balance of 15,000,000 British pounds. Cash collateral held by an insurance carrier was refunded in 2004 upon the issuance of a letter of credit that replaced the collateral.

Business transferred under contractual arrangements. On October 22, 2004, Sequa, through its wholly owned Chromalloy subsidiary, sold the business and substantially all of the assets and certain of the liabilities of Chromalloy's Turbine Airfoils Division (TAD) to Turbine Airfoils Designs, Inc., an affiliate of Chasco Capital Corporation, the merchant banking arm of The Walton Johnson Group, Inc. The Walton Johnson Group, Inc. is a minority-owned diversified holding company based in Dallas, Texas. Chromalloy received $1,000,000 in cash, subject to certain adjustments, and $7,000,000 in notes receivable secured by a first lien against the inventory and property, plant and equipment of Turbine Airfoils Design, Inc. The notes are due and payable at prescribed intervals ending on January 31, 2007. A pre-tax loss of approximately $2,563,000, largely driven by sales related charges, was recognized on the sale. In accordance with Statement of Financial Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (FAS 144), the sale of TAD did not qualify as a discontinued operation due to a significant level of seller provided financing. In accordance with Securities and Exchange Commission guidelines, if a determination is made that a legal transfer of a business ownership should not be recognized as a divestiture for accounting purposes, the assets and liabilities of the business that were subject to the transaction should be segregated in the balance sheet of the selling entity with captions that appropriately convey the distinction between the legal form of the transaction and its accounting treatment.

Note 5. Discontinued Operations

On November 4, 2004, Sequa sold the business and substantially all of the assets and certain of the liabilities of Sequa Can Machinery to Stolle Machinery Company, LLC (Stolle). Sequa received $40,771,000 in cash, subject to certain adjustments. A preliminary after-tax gain of approximately $3,193,000 (pre-tax gain of $5,592,000) was recognized on the sale.

On April 1, 2004, Sequa, through an affiliated subsidiary of Chromalloy, sold the business and substantially all of the assets and certain of the liabilities of TCT to TCT Acquisition, Inc. TCT received $32,000,000 in cash, subject to certain adjustments, and $8,000,000 Face Amount of Series B Convertible Preferred Stock of TCT Acquisition, Inc., representing up to an 18.2% ownership interest in TCT Acquisition, Inc. An investor group and certain management executives of TCT Acquisition, Inc. hold the remaining 81.8% ownership interest. The Series B Convertible Preferred Stock does not possess voting rights, and Sequa does not have representation on the board of directors of TCT Acquisition, Inc. Sequa recognized an after-tax gain of $2,691,000 (pre-tax gain of $5,791,000) on the sale of the TCT business in 2004. The operations and cash flows of the TCT business have been eliminated from the ongoing operations of Chromalloy, and there will be no significant continuing involvement in the operations of TCT Acquisition, Inc.

On October 17, 2003, Sequa, through its ARC subsidiary, completed the sale of the ARC propulsion business. The sale to Aerojet was pursuant to an agreement entered into by ARC on May 2, 2003. The sale price was $133,000,000 in cash subject to certain adjustments, and Sequa recorded an after-tax gain of $3,104,000.

During 1991, Sequa adopted a formal plan to divest the investment portfolio of its leasing subsidiary, Sequa Capital Corporation (Sequa Capital), and to classify it as a discontinued operation. Sequa Capital's remaining investment in leveraged leases will be liquidated over the next 10 years as rentals are received and residual values are realized. Debt of discontinued operations represented the remaining amounts owed under the non-recourse securitization of Sequa Capital's leveraged lease portfolio in 1994. The debt, which was serviced by the leveraged lease cash flow stream including residual proceeds, was paid off in July 2004.

Sequa's investment in the leveraged lease portfolio is subject to risks associated with the ultimate realizability of estimated residual values, as well as the continuing creditworthiness of the various lessees. Certain of the leases concern aircraft leased to major commercial airlines including one with United Airlines (UAL). In December 2002, UAL filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code of 1986, as amended (Chapter 11). In December 2002, Sequa recorded a $10,960,000 after-tax charge of which $6,291,000 related to the write-off of the net investment in the UAL lease. The balance of the after-tax charge relates to a permanent decline in the realizability of remaining aircraft residual values. The effect of the after-tax charge from discontinued operations reduced basic earnings per share by $1.05. At December 31, 2004, Sequa's remaining investment in aircraft leases with major commercial airlines totaled $32,005,000 of which $17,347,000 relates to American Airlines, Inc. and $14,658,000 relates to Delta Airlines, Inc.

Assets and liabilities of discontinued operations are separately presented in the Consolidated Balance Sheet with the assets and liabilities of Sequa Can Machinery and TCT classified as current at December 31, 2003. The components of discontinued operations included in the Consolidated Balance Sheet are as follows:

	At December 31,	
	2004	2003
	(Amounts in thousands)	
Current assets:		
Assets of Sequa Can Machinery and TCT		
Current assets	$ —	$43,850
Property, plant and equipment, net	—	16,917
Goodwill	—	4,980
Other noncurrent assets	—	4,436
Investment in leveraged leases	222	21,122
Total current assets	$ 222	$91,305
Long-term assets:		
Investment in leveraged leases	$62,920	$70,607
Other assets	6,924	6,145
Total long-term assets	$69,844	$76,752
Current liabilities:		
Liabilities of Sequa Can Machinery and TCT		
Current liabilities	$ —	$12,963
Debt and related accrued interest	—	7,440
Total current liabilities	$ —	$20,403
Noncurrent liabilities:		
Other liabilities	$ 1,665	$ 1,787
Total noncurrent liabilities	$ 1,665	$ 1,787

Income (loss) from discontinued operations relates to Sequa Can Machinery, TCT and the ARC propulsion business, as well as the 2002 write-off of the net investment in the UAL lease and the permanent decline in the realizability of remaining aircraft residual values, and can be summarized as follows:

	Year Ended December 31,		
	2004	2003	2002
	(Amounts in thousands)		
Sales	$55,967	$229,885	$ 240,679
Costs and expenses	52,141	213,808	218,856
Operating income	3,826	16,077	21,823
Other income (loss)	97	902	504
Income before income taxes	3,923	16,979	22,327
Income tax provision	(1,700)	(7,800)	(9,300)
Income before the effect of a change in accounting principle	2,223	9,179	13,027
Effect of a change in accounting principle, net of tax	—	—	(101,799)
Income (loss) before gain on sale	2,223	9,179	(88,772)
Gain on sale of businesses, net of tax	4,334	3,104	—
Income (loss) from discontinued operations before write-offs on leveraged lease portfolio	6,557	12,283	(88,772)
Write-offs on leveraged lease portfolio, net of tax	—	—	(10,960)
Income (loss) from discontinued operations	$ 6,557	$ 12,283	$ (99,732)

Note 6. Property, Plant and Equipment, Net

Property, plant and equipment, net consists of the following:

	At December 31,	
	2004	2003
	(Amounts in thousands)	
Land and improvements	$ 27,654	$ 28,312
Buildings and improvements	241,681	244,245
Machinery and equipment	994,691	955,691
Construction in progress	20,411	17,225
	1,284,437	1,245,473
Accumulated depreciation	(853,100)	(800,240)
	$ 431,337	$ 445,233

Depreciation expense was $82,795,000 in 2004, $71,298,000 in 2003 and $67,602,000 in 2002.

In 2004, depreciation expense includes $4,146,000 related to asset impairment charges.

Note 7. Goodwill

On January 1, 2002, Sequa adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142). The statement changed the accounting for goodwill from an amortization method to an impairment only approach.

SFAS No. 142 establishes specific guidelines for use in evaluating the impairment of goodwill. Under SFAS No. 142, goodwill is considered impaired and an impairment loss must be recognized if the implied fair value of a reporting unit's goodwill is less than its carrying amount. The implied fair value of goodwill is determined by subtracting the fair value of the recognized assets and liabilities of the reporting unit from the fair value of the reporting unit.

Sequa completed the transitional impairment review required under SFAS No. 142 and recorded, effective January 1, 2002, a non-cash charge related to continuing operations of $12,965,000 (net of a related tax benefit on deductible goodwill of $7,777,000) as the effect of a change in accounting principle in the Consolidated Statement of Operations. A non-cash, after-tax charge of $101,799,000, relating to the ARC propulsion business, was reclassified to the results of discontinued operations in the Consolidated Statement of Operations. The fair value of Sequa's reporting units was measured using an income approach based on a present value technique of estimated expected future cash flows. The transitional charge related to continuing operations was for the ARC Automotive ($3,128,000) reporting unit of the Automotive segment, the Industrial Machinery segment ($9,036,000) and the After Six ($801,000) reporting unit of the Other Products segment. The effect of the change in accounting principle, relating to continuing operations, reduced basic earnings per share by $1.25 in 2002.

Pursuant to SFAS No. 142, goodwill is to be reviewed for impairment on an annual basis. Sequa has selected October 1 as the date for subsequent reviews. Sequa reviewed its goodwill as of October 1, 2004, 2003 and 2002 and determined that no further impairment of goodwill had occurred.

Of the $3,771,000 increase in goodwill in the Consolidated Balance Sheet, $2,761,000 is attributable to the acquisition of a small manufacturer of test products used by the detergent and chemical industry, and the remainder is attributable to foreign currency translation adjustments.

Note 8. Deferred Charges and Other Assets

Deferred charges and other assets consist of the following items:

	At December 31,	
	2004	2003
	(Amounts in thousands)	
Prepaid pension cost	$ 95,182	$74,227
Debt issuance costs	7,520	9,439
Trademarks	1,540	1,748
Other	2,846	7,373
	$107,088	$92,787

Note 9. Indebtedness

Long-term debt is as follows:

	At December 31,	
	2004	2003
	(Amounts in thousands)	
Senior unsecured notes, at 9%, due 2009	$498,000	$498,000
Senior unsecured notes, at 8⅞%, due 2008	300,000	300,000
Other payable in varying amounts through 2007	625	2,674
	798,625	800,674
Less current maturities	(520)	(2,508)
	$798,105	$798,166

The aggregate maturities of total long-term debt during the next five years are $520,000 in 2005, $0 in 2006, $0 in 2007, $300,000,000 in 2008 and $498,000,000 in 2009, excluding the amortizable discount and premium associated with the 9% and 8⅞% Senior unsecured notes.

Note 10. Income Taxes

The components of income (loss) from continuing operations before income taxes were:

	Year Ended December 31,		
	2004	2003	2002
	(Amounts in thousands)		
Domestic	$(47,381)	$(51,226)	$(44,669)
Foreign	59,651	43,681	27,424
	$ 12,270	$ (7,545)	$(17,245)

The income tax benefit related to continuing operations consisted of:

	Year Ended December 31,		
	2004	2003	2002
	(Amounts in thousands)		
United States Federal			
Current	$ 950	$ 206	$ (2,067)
Deferred	(18,153)	(21,224)	(22,829)
State and local	914	(1,486)	736
Foreign	15,889	15,804	10,760
	$ (400)	$ (6,700)	$(13,400)

The income tax benefit related to continuing operations is different from the amount computed by applying the US Federal statutory income tax rate of 35% to income (loss) from continuing operations before income taxes. The reasons for this difference are as follows:

	Year Ended December 31,		
	2004	2003	2002
	(Amounts in thousands)		
Computed income taxes at statutory rate	$ 4,295	$(2,641)	$ (6,036)
State and local taxes, net of Federal income tax benefit	594	1,158	479
Foreign subsidiaries at different tax rates	(2,983)	(1,653)	1,094
Foreign losses/(earnings) not benefited/(provided)	(2,164)	1,850	1,841
Adjustment to net operating loss carryforward due to completion of Internal Revenue Service audits	2,810	—	(4,149)
Reversal of reserves	—	(2,800)	(2,402)
Extraterritorial income	(289)	(525)	(1,796)
Other, net	(2,663)	(2,089)	(2,431)
	$ (400)	$(6,700)	$(13,400)

In 2003, Sequa reversed $2,800,000 of income tax reserves no longer required based on a then current analysis of probable exposures. In 2002, Sequa reversed $2,402,000 of income tax reserves no longer required, due to the completion of tax audits at two foreign units.

The deferred tax provision represents the change in deferred tax assets and liabilities from the beginning of the year to the end of the year resulting from changes in the temporary differences between the financial reporting basis and the tax basis of Sequa's assets and liabilities.

Temporary differences and carryforwards which gave rise to deferred tax assets and liabilities are as follows:

	At December 31, 2004	
	Deferred Tax Assets	Deferred Tax Liabilities
	(Amounts in thousands)	
Accounts receivable allowances	$ 2,530	$ —
Inventory valuation differences	19,279	568
Depreciation	5,809	39,288
Amortizable assets including goodwill	8,504	2,919
Lease and finance transactions	—	47,520
Accruals not currently deductible for tax purposes	36,157	—
Pension liability	18,138	37,470
Tax net operating loss carryforward	88,683	—
Alternative minimum tax credit carryforward	29,313	—
Other tax credit carryforwards	8,991	—
All other	18,373	17,695
Subtotal	235,777	145,460
Valuation allowance	(23,722)	—
Total deferred taxes	$212,055	$145,460

	At December 31, 2003	
	Deferred Tax Assets	Deferred Tax Liabilities
	(Amounts in thousands)	
Accounts receivable allowances	$ 4,354	$ —
Inventory valuation differences	23,506	333
Depreciation	5,702	42,367
Amortizable assets including goodwill	8,587	—
Lease and finance transactions	—	65,925
Accruals not currently deductible for tax purposes	39,084	—
Pension liability	16,956	22,061
Tax net operating loss carryforward	84,823	—
Alternative minimum tax credit carryforward	29,529	—
Other tax credit carryforwards	4,786	—
All other	15,012	13,535
Subtotal	232,339	144,221
Valuation allowance	(22,950)	—
Total deferred taxes	$209,389	$144,221

A valuation allowance has been established to reduce the deferred tax asset recorded for certain tax credits that may expire unutilized and to reduce the tax benefit recorded for a portion of the cumulative losses of foreign subsidiaries. The alternative minimum tax credit carryforward does not expire and can be carried forward indefinitely. Sequa has a domestic tax net operating loss carryforward of $187,402,000 at December 31, 2004 that expires in 2009 through 2024.

Management believes that its domestic net operating loss carryforwards, as well as the remaining $8,289,000 deferred tax asset established through other comprehensive income in recording a minimum required pension liability, will be utilized before their expiration through future reversals of existing taxable temporary differences, future earnings and available tax planning strategies. Sequa's ability to generate the expected amounts of domestic taxable income from future operations is dependent upon general economic conditions; the state of the airline industry and other major markets; competitive pressures on sales and margins; and other factors beyond management's control. There can be no assurance that Sequa will meet its expectations for future domestic taxable income in the carryforward period or that available tax strategies can be enacted. However, management has considered the above factors in reaching the conclusion that it is more likely than not that future domestic taxable income and available tax strategies will be sufficient to fully realize the domestic net operating loss carryforwards and deferred tax assets at December 31, 2004.

No provision has been made for US or additional foreign taxes on $382,836,000 of undistributed earnings of foreign subsidiaries. Sequa intends to permanently reinvest these earnings in its foreign operations, except where it is able to repatriate the earnings to the US without any material incremental tax provision. It is not practical to estimate the amount of taxes that might be payable upon the repatriation of such earnings.

In the fourth quarter of 2004, the American Jobs Creation Act of 2004 (the Act) was enacted, which provides a special one-time 85% dividends received deduction on the repatriation of certain foreign dividends paid by December 31, 2005, provided the criteria outlined in the tax law are met. Detailed guidance was subsequently issued by the Internal Revenue Service (IRS) on January 13, 2005. In December 2004, the FASB issued FASB Staff Position 109-2, which provided interpretative guidance in connection with accounting for the impact of the Act, due to the lack of clarification of the provisions within the Act and the timing of enactment. Given the significant amount of undistributed earnings of Sequa's foreign subsidiaries in several countries and the complexities of determining not only the effect of the newly issued IRS guidance but also the local laws and other agreements that govern dividends that may be distributed from these foreign subsidiaries, Sequa is in the process of evaluating the impact of the Act and is unable to reasonably estimate the income tax effect or range of income tax effects, if any. Consequently, no deferred tax liabilities were recorded as of December 31, 2004 related to the undistributed earnings of these companies as a result of the Act. Sequa expects to complete this evaluation during the third quarter of 2005.

Note 11. Accrued Expenses

Sequa's accrued expenses consist of the following items:

	At December 31,	
	2004	2003
	(Amounts in thousands)	
Salaries and wages	$ 58,804	$ 44,864
Interest	25,443	25,429
Current portion of pension liabilities	—	7,250
Restructuring	1,707	3,809
Current portion of environmental liabilities	6,000	5,000
Current portion of casualty insurance liabilities	6,700	6,600
Warranty	8,634	7,580
Customer rebates	17,051	13,874
Royalties	2,860	3,148
Insurance	5,742	6,889
Taxes other than income	6,100	5,255
Other	37,942	30,767
	$176,983	$160,465

Casualty insurance reserves relate to worker's compensation, product and general liability and automobile insurance coverage for which Sequa is self insured with respect to a per-claim deductible of $500,000 to $750,000 depending on the policy year. Casualty insurance reserve requirements are determined through an annual actuarial review of historical losses and claim growth rates performed by a third party. The review projects the estimated ultimate total losses by policy year and recognizes incurred but not reported claims. Casualty insurance reserves are at undiscounted amounts.

Warranty costs primarily relate to the Industrial Machinery segment. This unit sells equipment that is substantial in size, complexity, workload requirements and cost. Warranties issued are generally 12 to 18 months from the date of installation. Warranty reserves are primarily established using a percentage of sales based on past loss experience. Warranty reserve activity is summarized as follows:

	Year Ended December 31,		
	2004	2003	2002
	(Amounts in thousands)		
Warranty reserves at beginning of year	$ 8,628	$ 7,227	$ 8,534
Warranties issued	7,004	5,820	5,489
Settlements issued	(5,861)	(5,696)	(6,978)
Changes in liability for pre-existing warranties, including expirations	(527)	662	(456)
Foreign currency translation adjustments	365	615	638
Warranty reserves at end of year	9,609	8,628	7,227
Long-term portion	(975)	(1,048)	(1,101)
Current portion	$ 8,634	$ 7,580	$ 6,126

Customer rebate agreements are primarily based on sales volume. Most agreements are annual in nature although certain monthly, three-month and six-month agreements exist. Rebate-related charges are accrued monthly over the specific agreement period based on actual and/or forecasted sales volumes. Rebate charges are netted against sales in the Consolidated Statement of Operations.

Other accrued expenses include such items as legal reserves, professional services, customer claims and deposits, utilities and commissions. No item in this category is individually greater than 5% of total current liabilities.

Note 12. Other Noncurrent Liabilities

Sequa's other noncurrent liabilities consist of the following items:

	At December 31,	
	2004	2003
	(Amounts in thousands)	
Defined benefit pension plans	$ 38,954	$ 59,915
Minority interest	19,025	13,420
Environmental liabilities	10,640	11,637
Casualty insurance liabilities	10,086	8,346
Deferred compensation	2,371	2,748
Other	24,469	30,379
	$105,545	$126,445

Note 13. Financial Instruments

Sequa utilizes forward foreign exchange contracts and derivatives thereof to reduce exposure to foreign currency fluctuations on certain existing assets and liabilities, firm commitments and anticipated transactions. Sequa also utilizes natural gas swap agreements to convert a portion of its estimated natural gas requirements to fixed rates. Sequa's accounting policies with respect to these financial instruments are described in Note 1 to these Consolidated Financial Statements. At December 31, 2004 and December 31, 2003, Sequa had forward foreign exchange contracts and derivatives thereof with notional amounts primarily denominated in Euros: 59,854,000 and 34,157,000, respectively; in US dollars: 8,832,000 and 8,964,000, respectively. No natural gas swaps were outstanding as of December 31, 2004. At December 31, 2003, Sequa had an effective cash flow hedge in the form of a natural gas swap with a notional amount of $1,538,000 that fixed the price of a portion of its natural gas requirements for the first-quarter period of 2004. Sequa entered into a natural gas swap with an initial notional amount of $1,973,400 in January 2005 that extends through April 2005.

The following table presents the carrying amounts and fair values of Sequa's derivative and non-derivative financial instruments:

	At December 31,			
	2004		2003	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Amounts in thousands)			
Assets				
Cash and cash equivalents	$204,842	$204,842	$184,273	$184,273
Forward foreign exchange contracts	418	418	1,543	1,543
Natural gas swap	—	—	402	402
Liabilities				
Current and long-term debt	798,625	884,290	800,674	874,216
Forward foreign exchange contracts	2,154	2,154	946	946

The fair value of cash and cash equivalents approximates the carrying amount due to the short maturity of those instruments. The fair value of Sequa's debt is primarily based upon quoted market prices of publicly traded securities. The fair value of forward foreign exchange contracts and derivatives thereof is based on fair market valuations. The fair value of Sequa's natural gas swap agreements is based upon the amounts that Sequa could have settled with the counterparties to terminate the natural gas swaps outstanding.

Note 14. Pension Plans and Postretirement Benefits

Sequa sponsors various defined benefit pension plans covering most salaried and certain hourly employees. The defined benefit plans provide benefits based primarily on the participants' years of service and compensation. Sequa's pension plans are funded to accumulate sufficient assets to provide for accrued benefits. Sequa also has several unfunded supplemental executive retirement plans for certain key executives. These plans provide for benefits that supplement those provided by Sequa's other retirement plans.

The status of all of Sequa's significant domestic and foreign defined benefit plans was as follows:

	Funded Defined Benefit Pension Plans		Unfunded Supplemental Retirement Plans	
	At December 31,			
	2004	2003	2004	2003
	(Amounts in thousands)			
Change in Benefit Obligation				
Benefit obligation at beginning of year	$451,221	$389,683	$ 22,593	$ 19,883
Service cost	11,445	11,908	573	488
Interest cost	26,682	25,663	1,368	1,322
Actuarial loss	1,668	42,954	315	1,970
Plan amendments	2,197	3,240	309	77
Curtailments	(3,989)	(9,510)	(202)	—
Participant contributions	942	932	—	—
Benefits paid	(25,626)	(21,424)	(1,168)	(1,147)
Translation adjustment	6,199	7,775	—	—
Benefit obligation at end of year	$470,739	$451,221	$ 23,788	$ 22,593
Change in Plan Assets				
Fair value of plan assets at beginning of year	$394,005	$238,575	$ —	$ —
Actual return on plan assets	62,227	62,857	—	—
Contributions	29,056	107,742	1,168	1,147
Benefits paid	(25,626)	(21,424)	(1,168)	(1,147)
Translation adjustment	5,634	6,255	—	—
Fair value of plan assets at end of year	$465,296	$394,005	$ —	$ —
Reconciliation of Funded Status				
Funded status	$ (5,443)	$(57,216)	$(23,788)	$(22,593)
Unrecognized net actuarial loss (gain)	101,759	139,120	(576)	(897)
Unrecognized prior service cost	6,720	7,437	1,027	991
Unrecognized transition asset	211	394	—	—
	$103,247	$ 89,735	$(23,337)	$(22,499)
Included in:				
Deferred charges	$ 95,182	$ 74,227	$ —	$ —
Accrued expenses	—	(7,250)	—	—
Other noncurrent liabilities	(15,617)	(37,416)	(23,337)	(22,499)
Accumulated other comprehensive loss	23,682	60,174	—	—
	$103,247	$ 89,735	$(23,337)	$(22,499)

The accumulated benefit obligation for all of Sequa's significant domestic and foreign defined benefit plans was $448,066,000 and $425,192,000 at December 31, 2004 and 2003, respectively.

Information with respect to those funded defined benefit plans with an accumulated benefit obligation in excess of plan assets is as follows:

	At December 31,	
	2004	2003
	(Amounts in thousands)	
Projected benefit obligation	$138,179	$214,539
Accumulated benefit obligation	136,023	206,115
Fair value of plan assets	120,406	162,263

The net periodic pension cost of all of Sequa's significant domestic and foreign defined benefit plans includes the following components:

	Funded Defined Benefit Pension Plans		
	Year Ended December 31,		
	2004	2003	2002
	(Amounts in thousands)		
Service cost	$ 11,445	$ 11,908	$ 10,089
Interest cost	26,682	25,663	24,636
Expected return on assets	(32,549)	(20,688)	(24,093)
Amortization of net transition amount	213	180	(100)
Amortization of prior service cost	2,632	2,047	1,054
Recognized net loss	5,056	7,566	1,624
Special termination benefits cost	169	—	—
Net periodic pension cost	13,648	26,676	13,210
Loss due to curtailments/early retirement enhancements	2,752	914	51
	$ 16,400	$ 27,590	$ 13,261

	Unfunded Supplemental Retirement Plans		
	Year Ended December 31,		
	2004	2003	2002
	(Amounts in thousands)		
Service cost	$ 573	$ 488	$ 363
Interest cost	1,368	1,322	1,270
Amortization of prior service cost	207	217	241
Recognized net (gain) loss	—	(52)	(215)
Net periodic pension cost	2,148	1,975	1,659
Gain due to curtailment	(136)	—	—
	$ 2,012	$ 1,975	$ 1,659

At the end of 2004, certain continuing operations withdrew from one of Sequa's defined benefit pension plans to participate in an enhanced 401(k) plan. Curtailment losses related to this withdrawal amounted to $760,000. The sale of the TAD business resulted in an additional curtailment of $804,000 in 2004.

In 2004, Sequa completed the sale of certain assets and liabilities of Sequa Can Machinery and TCT. The net periodic pension cost included in discontinued operations with respect to these units was $904,000 in 2004, $1,971,000 in 2003 and $1,254,000 in 2002. The curtailment costs included in discontinued operations with respect to these units were $1,145,000 in 2004.

In 2003, Sequa completed the sale of its ARC propulsion business. The benefit obligations and plan assets of the Atlantic Research Corporation Employees' Pension Plan were retained by Sequa and benefits were frozen for transferred propulsion employees as well as ARC Automotive employees. The net periodic pension cost included in the results of the ARC propulsion discontinued operation was $3,858,000 in 2003 and $2,242,000 in 2002.

Assumptions. The weighted average assumptions used to determine benefit obligation and the net periodic pension cost are as follows:

	Benefit Obligations At December 31, 2004	Benefit Obligations At December 31, 2003
Discount rate	6.00%	6.00%
Rate of compensation increase	(a)	(b)

	Net Periodic Pension Cost At December 31, 2004	2003	2002
Discount rate	6.00%	6.75%	7.50%
Expected long-term return on plan assets	8.30%	8.30%	9.00%
Rate of compensation increase	(a)	(b)	(b)

(a) A graded rate of increase in compensation levels was utilized: 4.0% in 2004, 3.5% in 2005 and 4.0% thereafter.

(b) A graded rate of increase in compensation levels was utilized: 3.5% in 2003, 4.0% in 2004 and 4.5% thereafter.

In determining the expected return on plan assets, Sequa considers the allocation of plan assets, the historical performance of total plan assets, and economic and other indicators of future performance. In addition, Sequa may consult with and consider the opinions of financial and other professionals in developing appropriate return benchmarks.

Contributions. Sequa contributed $29,056,000 to its defined benefit pension plans in 2004. Sequa does not expect to make significant contributions to its defined benefit pension plans in 2005.

The following estimated future benefit payments for Sequa's significant domestic and foreign funded and unfunded defined benefit plans, and which reflect expected future service, are expected to be paid in the years indicated:

Year	Estimated Future Benefit Payments(1) Funded Defined Benefit Pension Plans	Unfunded Supplemental Retirement Plans
	(Amounts in thousands)	
2005	$ 23,284	$1,172
2006	24,087	1,223
2007	24,985	1,738
2008	26,095	2,097
2009	27,294	2,003
2010-2014	154,959	9,162

(1) Estimated future benefit payments for Other Postretirement Benefits are not included in the above table as the amounts were not considered significant in the aggregate.

Sequa's minimum pension contributions are determined using a three-year asset smoothing methodology. This approach is one of the allowed methods of calculating pension contributions under Internal Revenue Service regulations and serves to lessen the effect that dramatic swings in the equity markets have on the value of plan assets used in determining levels of funding.

Plan Assets. Sequa's investment strategy with respect to its domestic defined benefit pension plans is to maintain a broadly diversified portfolio of various asset classes aimed at capturing market returns commensurate with the volatility of each asset class while maintaining a framework of acceptable risk through an overall allocation strategy. The assets of Sequa's domestic defined benefit pension plans are commingled in a master trust at a major financial institution in order to minimize expenses through economies of scale. Assets of the master trust are managed by a number of investment managers including passive/index management by the master trust institution. However, investment managers offering expertise in a specific investment strategy manage the majority of the assets. Selection of investment managers and the allocation of assets to those managers are determined by a committee consisting of senior corporate officers. Sequa's investment policy allows for an investment in Sequa equity and/or debt securities up to 10% of plan assets at fair market value on the date of investment in such securities. Investments are allowed in private equity funds that are established by financial institutions to acquire or invest in existing companies. The investment performance of the master trust's assets is presented each quarter to Sequa's Board of Directors.

Sequa's investment strategy with respect to the overall allocation of assets and the actual allocation at December 31, 2004 and 2003 are as follows:

	Targeted Investment Range	At December 31, 2004	At December 31, 2003
Equities:			
US diversified	30-50%	42.8%	43.9%
Foreign	5-20	11.3	8.4
Sequa common stock	0-10	8.7	8.0
Emerging market	5-15	5.4	2.6
Total equities	40-95%	68.2%	62.9%
High yield and other debt securities	10-35	11.5	12.3
Real estate including REITs	5-15	10.5	9.4
Private equity	0-10	4.9	5.3
Cash and cash equivalents	5-15	4.9	10.1
		100.0%	100.0%

Assets of foreign plans, which comprise approximately 19% of the total of Sequa's significant domestic and foreign defined benefit plan assets at December 31, 2004, tend to be invested equally in equity and fixed income securities. Equity securities are generally of a non-US nature, and fixed income securities include the purchase of plan annuities to cover retirees.

Employees not covered by the defined benefit plans discussed above generally are covered by multiemployer plans as part of collective bargaining agreements or by small local plans. Pension expense for these multiemployer plans and small local plans was not significant in the aggregate.

Sequa's domestic non-union employees are eligible to participate in Sequa's 401(k) plans. Expenses recorded for Sequa's matching contributions under these plans with respect to continuing operations were $4,168,000 in 2004, $3,749,000 in 2003 and $2,593,000 in 2002. Through the second quarter of 2002, Sequa suspended its matching contributions to the 401(k) plans as a cost-cutting measure.

Postretirement health care and other insurance benefits are provided to certain retirees. The actuarial and recorded liabilities for these postretirement benefits, none of which have been funded, are as follows:

	Other Postretirement Benefits	
	At December 31,	
	2004	2003
	(Amounts in thousands)	
Change in Benefit Obligation		
Benefit obligation at beginning of year	$ 671	$ 943
Service cost	27	29
Interest cost	62	50
Actuarial (gain) loss	454	(14)
Curtailments	—	(307)
Participant contributions	2	9
Benefits paid	(84)	(39)
Benefit obligation at end of year	$1,132	$ 671

Net periodic postretirement benefit cost includes the following components:

	Other Postretirement Benefits		
	Year Ended December 31,		
	2004	2003	2002
	(Amounts in thousands)		
Service cost	$ 27	$ 29	$ 37
Interest cost	62	50	94
Amortization of net loss	75	4	73
Amortization of unrecognized prior service cost	27	7	(69)
Net periodic postretirement benefit cost	191	90	135
Gain due to curtailments/settlements	—	(308)	—
	$191	$(218)	$135

Discount rates used in valuing the benefit obligation and net periodic benefit cost of the unfunded postretirement health care and other insurance benefits are consistent with those used in valuing the defined benefit pension plans. An average health care cost trend rate was assumed of approximately 11%, progressively decreasing to approximately 6.0% in the year 2010 and thereafter. A one percentage point change in the assumed health care cost trend rate would not have a material effect on the postretirement benefit obligation or on the aggregate service cost and interest cost components of the net periodic postretirement benefit cost.

Postretirement health care obligations exclude amounts assumed by Aerojet with respect to former ARC propulsion employees.

Note 15. Capital Stock

Sequa's capital stock consists of Class A and Class B common stock and $5.00 cumulative convertible preferred stock. Holders of Class A common stock have one vote per share; holders of Class B common stock have ten votes per share; and preferred stockholders have one vote per share. Holders of Class B common stock are entitled to convert their shares into Class A common stock at any time on a share-for-share basis.

Each share of $5.00 cumulative convertible preferred stock is convertible into 1.322 shares of Class A common stock. The preferred stock is redeemable, at the option of Sequa, at $100 per share.

On October 30, 2000, the Board of Directors declared a dividend distribution, pursuant to the adoption on that day of a Rights Agreement, of one Right for each outstanding share of Class A and Class B common stock. The distribution was payable to holders of record on December 1, 2000. Each Right entitles the registered holder to purchase from Sequa one one-thousandth of a share of Series A Junior Participating Preferred Stock at an exercise price of $200, subject to adjustment. The Rights become exercisable on the "Distribution Date," which is the earlier of (i) ten days after public announcement that a person or group (subject to certain exceptions) acquires, has the right to acquire or has commenced a tender offer for the beneficial ownership of Class A and Class B common stock, and other voting securities, that have one-third or more of the aggregate voting power of all outstanding shares of voting stock or (ii) ten days (or such later date determined by the Board of Directors in certain circumstances) following the commencement or announcement of an intention to make a tender or exchange offer which would result in the acquisition of (or the right to acquire) one-third or more of the aggregate voting power of all outstanding shares of voting stock. The Rights are nonvoting, pay no dividends, expire on October 31, 2010 and may be redeemed by Sequa for $.001 per Right at any time on or before the Distribution Date. The Rights have no effect on earnings per share until they become exercisable.

Once the Junior Preferred Stock is issued, in the event of any merger, consolidation, combination or other transaction in which shares of Class A and Class B common stock are exchanged for or changed into other stock, securities, cash and/or other property; each share of Junior Preferred Stock will be entitled to receive 1,000 times the aggregate amount of stock, securities, cash and/or other property into which or for which each share of Class A and Class B common stock is changed or exchanged, subject to certain adjustments.

At December 31, 2004, 4,322,287 shares of Sequa Class A common stock were reserved for the conversion of preferred and Class B common stock, and for the exercise of outstanding stock options.

The following table summarizes shares held in treasury:

	At December 31,		
	2004	2003	2002
Class A common stock	207,263	212,225	218,809
Class B common stock	397,283	397,283	397,283
Preferred stock	383,990	383,990	383,990

During the years ended December 31, 2004 and 2003, no cash dividends were declared on Sequa Class A common shares or Class B common shares.

Note 16. Equity Compensation Plans

Sequa currently has four equity compensation plans in effect: the 1998 Key Employees Stock Option Plan, the 1998 Directors' Stock Compensation Plan (as amended as of January 1, 1999), the 2003 Six Sigma Restricted Stock Plan and the 2003 Directors' Stock Award Plan.

1998 Key Employees Stock Option Plan. This incentive and nonqualified stock option plan, which was approved by security holders, provides for the granting of options on Sequa's Class A common stock to key employees. The option price per share may not be less than the fair market value of the Class A common stock on the date the option is granted and the maximum term of an option may not exceed ten years. Options primarily vest in three equal annual installments, commencing on the first anniversary of the grant date. Under the terms of the 1998 Key Employees Stock Option Plan, Sequa is authorized to grant to officers and other key employees options to purchase up to a total of 950,000 shares of Class A common stock.

On September 25, 2003, Sequa granted 495,000 options on Sequa's Class A common stock to key employees under the provisions of the 1998 Key Employees Stock Option Plan. Vested options totaling 309,100 had previously expired in September 2003. The total fair value of the options granted on September 25, 2003 was estimated on the date of grant to be $7,787,000 using the Black-Scholes option pricing model. The model's assumptions were as follows: expected option life of 4 years; risk free interest rate of 2.56%; expected volatility of 44.56%; and an expected dividend yield of 0%.

The following table summarizes the activity related to employee stock options for the three years ended December 31, 2004:

	Options	Weighted Average Price
Outstanding at December 31, 2001	416,900	$57.18
Granted	9,250	$38.51
Expired or Cancelled	(22,700)	$57.55
Exercised	(37,350)	$55.58
Outstanding at December 31, 2002	366,100	$56.85
Granted	495,000	$41.76
Expired or Cancelled	(330,350)	$57.90
Exercised	—	$ —
Outstanding at December 31, 2003	530,750	$42.12
Granted	—	$ —
Expired or Cancelled	(38,498)	$44.24
Exercised	(88,976)	$43.06
Outstanding at December 31, 2004	403,276	$41.72
Exercisable at		
December 31, 2002	351,850	$57.61
December 31, 2003	33,583	$48.09
December 31, 2004	99,550	$41.66
Available for future grant	422,731	—

Options exercisable at December 31, 2004 range in price from $37.00 to $45.87 per Class A common share.

1998 Directors' Stock Compensation Plan (as amended as of January 1, 1999). The purpose of this plan, which was not required to be approved by stockholders, is to encourage members of the Board of Directors of Sequa, who are not employed by Sequa or any of its subsidiaries or affiliates, to acquire a proprietary interest or to increase an existing interest in Sequa through the ownership of Class A common stock. The plan enables eligible Directors who participate to defer receipt of their directors' compensation for specified periods of time. Prior to December 31 of every calendar year during his term of office, an eligible Director may elect to participate in the plan by directing that all (but not part) of the compensation to be paid to him in cash during the next immediate twelve months for services as a member of Sequa's Board of Directors be paid in shares of Class A common stock. The stock is valued at the last sales price on the last trading day prior to December 31. Each annual election has a three-year restriction on the transferability of that year's stock which may be extended at the election of the Director for one additional two- or three-year period. During the restricted period, the stock cannot be transferred, pledged, assigned, sold or otherwise disposed of.

2003 Six Sigma Restricted Stock Plan. This plan was effective August 28, 2003 and was approved at Sequa's annual meeting of stockholders in 2004. The purpose of the plan is to reward those employees of Sequa who successfully complete certain levels of the Operational Excellence Six Sigma Training Program by awarding them shares of Class A common stock. The stock awarded is restricted for a period of two or three years, depending on the level completed, during which time it cannot be transferred, pledged, assigned, sold or otherwise encumbered. The total number of shares awarded under this plan cannot exceed 50,000 shares. Sequa recognizes compensation expense over the restricted period based on the fair value of the stock on the date of grant.

2003 Directors' Stock Award Plan. This plan was effective December 11, 2003 and was approved at Sequa's annual meeting of stockholders in 2004. The purpose of the plan is to encourage and enable members of the Board of Directors of Sequa, who are not employed by Sequa or any of its subsidiaries or affiliates, to acquire a proprietary interest or to increase an existing interest in Sequa through the ownership of Class A common stock. The plan provides for the granting of options as approved by the Board of Directors from time to time. The option price per share may not be less than the fair market value of the Class A common stock on the date the option is granted. The options vest after a period of one year and no options may be exercised after the expiration of ten years from the date of grant. At December 31, 2004, no options were outstanding under the plan. The plan also provides that on January 15 of each calendar year beginning with 2004, eligible Directors will receive a grant of restricted Class A common stock having a market value of $10,000, unless the Board determines in its discretion prior to the grant date that a greater or lesser number of shares of restricted stock, or no shares of restricted stock, will be granted on that date. The stock is restricted for a period of one year during which time it cannot be transferred, pledged, assigned, sold or otherwise encumbered. The total number of shares that can be issued pursuant to exercise of options or pursuant to the grant of restricted stock under the plan cannot exceed 50,000 shares of Class A common stock.

Equity Compensation Plan Information

	Number of Securities to be Issued Upon Exercise of Outstanding Options, or Lapse of Restrictions on Restricted Stock (a)	Weighted-Average Exercise Price of Outstanding Options, or Restricted Stock (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by security holders	410,976	$41.72	515,031
Equity compensation plans not approved by security holders	16,715	$ —	—
Total	427,691	$41.72	515,031

Prior to the 2003 Six Sigma Restricted Stock Plan, Sequa, from time to time, would make grants of restricted stock to its Six Sigma participants. The weighted-average exercise price of a restricted stock grant is considered to be zero since the recipient receives the stock contingent on the lapse of restrictions.

Two of the Company's equity compensation plans — the 2003 Six Sigma Restricted Stock Plan and the 1998 Directors' Stock Compensation Plan — authorize the award of restricted stock to eligible participants. These plans are not registered under the Securities Act of 1993, as amended (the "Securities Act"), but require compliance with Rule 144 under the Securities Act.

Note 17. Accumulated Other Comprehensive Income (Loss)

The accumulated balances for each classification of other comprehensive income (loss) are as follows:

	At December 31, 2004	At December 31, 2003
	(Amounts in thousands)	
Cumulative translation adjustment	$ 57,387	$ 29,454
Unrealized gain on cash flow hedges, net of tax provision	—	261
Minimum pension liability adjustment, net of tax benefit	(15,393)	(39,113)
	$ 41,994	$ (9,398)

In 2004 and 2003, Sequa recorded other comprehensive income after tax of $23,720,000 and $47,078,000, respectively, related to partial reversals of minimum pension liability adjustments recorded in prior years. The reversals were due to the effect of 2004 and 2003 contributions to Sequa's defined benefit pension plans totaling $29,056,000 and $107,742,000, respectively, as well as a significant improvement in the equity markets.

Note 18. Acquisitions and Dispositions

In 2004, Sequa divested Sequa Can Machinery and TCT. Cash proceeds received on these divestitures were $40,771,000 and $32,000,000, respectively. Additional details with respect to these divestitures are included in Note 5 to these Consolidated Financial Statements.

In 2004, Sequa also completed the sale of Chromalloy's Turbine Airfoils Division for cash proceeds of $1,000,000, subject to certain adjustments, and $7,000,000 in notes receivable secured by a first lien against the inventory and property, plant and equipment of the acquiring company. This sale was not determined to be a discontinued operation in accordance with FAS 144. Additional details with respect to this divestiture are included in Note 4 to these Consolidated Financial Statements.

In 2004, Sequa also made two niche acquisitions comprising a small sensor business and a small manufacturer of test products used by the detergent and chemical industry. The gross aggregate purchase price of these acquisitions totaled $5,769,000.

In 2003, Sequa, through its ARC subsidiary, completed the sale of the ARC propulsion business. Cash proceeds received on this divestiture were $133,000,000.

In 2002, Sequa acquired the remaining 50% interest in its PGTC joint venture. The gross aggregate purchase price of this acquisition was $8,500,000.

Acquisitions have been accounted for as purchases; accordingly, operating results are included in the Consolidated Statement of Operations from the dates of purchase. Pro forma combined results of operations giving effect to these acquisitions would not vary materially from historical results.

Note 19. Restructuring and Related Asset Impairment Charges

While Sequa continues to review its individual operations in order to ensure their competitive positions in their respective markets, there were no restructuring activities in 2004.

In 2003, the Consolidated Statement of Operations includes restructuring charges of $6,217,000, which are composed of $6,211,000 of involuntary termination benefits; $521,000 of relocation charges; a $299,000 qualified pension plan curtailment loss; $74,000 of other restructuring charges; $307,000 of income related to the curtailment of a postretirement health care plan; and $581,000 of income related to a reversal of reserves no longer required. The reversal of reserves is due to a settlement agreement concerning amounts owed under a state economic development grant when Casco Products of the Automotive segment transferred its Connecticut manufacturing operations to lower-cost facilities in other states. Reserves concerning the amounts owed under the economic development grant were initially established in 2001 when management first committed to an exit strategy. Under the settlement agreement, additional amounts totaling $1,000,000 may be forgiven ($250,000 in 2004, $500,000 in 2005 and $250,000 in 2006) if Casco Products maintains a certain level of employment at its Connecticut headquarters and purchases a minimum level of goods and services from Connecticut suppliers. In addition to the 2003 restructuring costs incurred at Casco Products that were related to employee termination notification and the final transfer of manufacturing operations, the Aerospace segment closed a small repair facility transferring the operation to an existing plant and initiated workforce reductions at certain of its other facilities. The Industrial Machinery segment streamlined its operations and closed two leased facilities, transferring certain manufacturing operations to other existing facilities. The overall restructuring activities resulted in the termination of approximately 635 employees. Asset impairment charges relating to the restructuring activities in the Automotive segment totaled $225,000. The after-tax effect of the restructuring charges and related asset impairment charges reduced basic earnings per share by $0.40.

In 2002, restructuring charges of $4,176,000 are composed of: $4,219,000 of involuntary termination benefits and voluntary early retirement benefits to be paid outside of Sequa's qualified pension plans; a $350,000 reversal of reserves no longer required due to the resolution of 2001 cost estimates associated with certain employee termination benefits; and $307,000 of other restructuring charges. The restructuring program resulted in the termination of approximately 475 employees concentrated primarily in the Aerospace segment, the Industrial Machinery segment and the After Six unit of the Other Products segment. The restructuring program was primarily aimed at reducing selling, general and administrative costs, and the outsourcing of production at After Six. Asset impairment charges related to the restructuring activities totaled $353,000, primarily at After Six. The after-tax effect of the restructuring charges and related asset impairment charges reduced basic earnings per share by $0.28.

Restructuring charges in the Consolidated Statement of Operations can be summarized as follows:

	Year Ended December 31,		
	2004	2003	2002
	(Amounts in thousands)		
By caption:			
Cost of sales	$ —	$5,282	$ 650
Selling, general and administrative	(250)	935	3,526
Total	$(250)	$6,217	$4,176
By segment:			
Aerospace	$ —	$2,657	$ 820
Automotive:			
Casco Products	(250)	663	—
Industrial Machinery	—	2,897	2,340
Other Products:			
After Six	—	—	191
Corporate	—	—	825
Total	$(250)	$6,217	$4,176

Related asset impairment charges are primarily included in cost of sales.

Sequa's Consolidated Balance Sheet includes accruals relating to the restructuring program of $1,707,000 at December 31, 2004 and $3,809,000 at December 31, 2003. Activity affecting the accrual in 2004 and 2003 is summarized as follows:

	At December 31,		
	2004	2003	2002
	(Amounts in thousands)		
Balance at beginning of year	$ 3,809	$ 5,287	$10,673
(Reversals)/Charges incurred	(250)	6,217	4,176
Cash payments of involuntary termination and voluntary early retirement benefits	(1,564)	(6,469)	(9,060)
Relocation, facility shutdown costs and amounts paid due to a settlement concerning a state economic development grant	(19)	(1,344)	(431)
Other activity and translation adjustments	(269)	118	(71)
Balance at end of year	$ 1,707	$ 3,809	$ 5,287

Sequa expects that cash expenditures related to the restructuring activities will total approximately $660,000 in 2005, with the balance extending through 2012, excluding remaining amounts up to $750,000 that may be forgiven under a settlement agreement concerning a state development grant.

In 2004, Sequa received net cash proceeds of $1,567,000 on the sale of a building formerly used by the metal coating segment that was closed as part of the restructuring activities undertaken in 2001. Sequa has recognized a gain of $350,000 on the sale, which is included in Other, net in the Consolidated Statement of Operations.

In 2003, Sequa received net cash proceeds of $737,000 from the sale of a warehouse formerly used by After Six which was no longer needed due to restructuring activities undertaken in the fourth quarter of 2002. Sequa recognized a gain of $173,000 on the sale, which is included in Other, net in the Consolidated Statement of Operations.

In 2003, Sequa also received net cash proceeds of $4,246,000 from the sale of a can-forming machinery plant that was closed as part of the restructuring activities undertaken in 2001 and was subsequently managed by Sequa's Centor unit. Sequa recognized a gain in the amount of $2,353,000 on the sale, which is included in Other, net in the Consolidated Statement of Operations.

Note 20. Other, Net

Other, net includes the following income (expense) items:

	Year Ended December 31,		
	2004	2003	2002
	(Amounts in thousands)		
Gain on sale of assets, net including the 2003 sale of a can-forming machinery plant that was closed during 2001 restructuring activities and was subsequently managed by Sequa's Centor unit	$ 818	$ 4,407	$ 385
Gain/(loss) on cash surrender value of corporate-owned life insurance	1,094	2,166	(708)
Amortization of capitalized debt issuance costs	(1,920)	(1,709)	(1,477)
Letters of credit and commitment fees	(1,416)	(1,594)	(1,025)
Minority interest	(2,788)	(1,209)	—
Loss on the sale of the TAD business	(2,563)	—	—
Fair market valuation of foreign exchange contracts not qualifying for cash flow hedge accounting	(2,514)	227	930
Re-audit of 2001 consolidated financial statements which had been audited by an accounting firm no longer in existence and which re-audit was deemed required due to the classification of ARC propulsion as a discontinued operation as a result of its sale	—	(1,000)	—
Discount expense on sale of receivables	—	(566)	(1,297)
Insurance litigation settlements on product liability claims relating to a predecessor company	—	93	2,810
Fair market valuation gain on gas swap	—	—	3,261
Gain on sale of marketable securities	—	—	599
Other	(227)	(52)	199
	$(9,516)	$ 763	$ 3,677

Note 21. Operating Leases

Certain businesses of Sequa utilize leased premises or equipment under noncancellable agreements having initial or remaining terms of more than one year. The majority of the real property leases require Sequa to pay maintenance, insurance and real estate taxes. Rental expense totaled $19,079,000, $18,437,000 and $17,428,000 in 2004, 2003 and 2002, respectively.

At December 31, 2004, future minimum lease payments under noncancellable operating leases are as follows:

	(Amounts in thousands)
2005	$15,142
2006	14,456
2007	12,497
2008	10,562
2009	10,725
2010 and thereafter	15,732
	$79,114

Note 22. Earnings Per Share

Basic earnings per share (EPS) for each of the respective years have been computed by dividing the net earnings, after deducting dividends on cumulative convertible preferred stock, by the weighted average number of common shares outstanding during the year.

Diluted EPS reflects the potential dilution that could occur if each share of the cumulative convertible preferred stock outstanding were converted into 1.322 shares of Class A common stock and the outstanding in the money options to purchase shares of Class A common stock were exercised. In the following table, the conversion of each share of preferred stock into 1.322 shares of common stock (546,000 common shares for each period presented) and the resulting elimination of preferred dividends was not included in the computation of diluted EPS because inclusion would have had an anti-dilutive effect on EPS.

The computation of basic and diluted EPS is as follows:

	Year Ended December 31,		
	2004	2003	2002
	(Amounts in thousands, except per share data)		
Income (loss) from continuing operations	$12,670	$ (845)	$ (3,845)
Less: Preferred dividends	(2,064)	(2,064)	(2,064)
Income (loss) from continuing operations available to common stock — basic	10,606	(2,909)	(5,909)
Income (loss) from discontinued operations, net of income taxes	6,557	12,283	(99,732)
Income (loss) before the effect of a change in accounting principle available to common stock — basic	17,163	9,374	(105,641)
Effect of a change in accounting principle, net of income taxes	—	—	(12,965)
Net income (loss) available to common stock — basic	17,163	9,374	(118,606)
Convertible preferred stock dividend requirements	—	—	—
Net income (loss) available to common stock — diluted	$17,163	$ 9,374	$(118,606)
Weighted average number of common shares outstanding — basic	10,462	10,436	10,412
Conversion of convertible preferred stock	—	—	—
Exercise of stock options	57	1	3
Weighted average number of common shares outstanding — diluted	10,519	10,437	10,415
Basic and diluted earnings (loss) per share			
Income (loss) from continuing operations	$ 1.01	$ (.28)	$ (.57)
Income (loss) from discontinued operations	0.63	1.18	(9.57)
Effect of a change in accounting principle	—	—	(1.25)
Net income (loss)	$ 1.64	$ .90	$ (11.39)

Note 23. Supplemental Cash Flow Information

Selected noncash activities and cash payments were as follows:

	Year Ended December 31,		
	2004	2003	2002
	(Amounts in thousands)		
Increases (decreases) in joint ventures, net:			
Total increases (decreases)	$(4,061)	$ 5,840	$ (44)
Cash paid (received)	(4,317)	(6,676)	(44)
Noncash increases	$ 256	$12,516	$ —
Minority interest	$19,025	$13,420	$ —
Interest paid	$72,023	$64,821	$ 63,462

In 2003, noncash increases in joint ventures primarily relate to Sequa's interest in TCGTS and GTT, joint ventures that were established with Siemens. The minority interest represents Siemens' 49% interest in

TS as well as a third-party interest in a new 60% owned automotive airbag joint venture in China that was partially capitalized in 2004.

Note 24. Segment Information and Geographic Data

Sequa is a diversified industrial company that produces a broad range of products in six operating segments: Aerospace, Automotive, Metal Coating, Specialty Chemicals, Industrial Machinery and Other Products.

The Aerospace segment consists solely of Sequa's largest operating unit, Chromalloy Gas Turbine Corporation (Chromalloy). Chromalloy repairs and manufactures gas turbine engine components, principally for domestic and international airlines, original equipment manufacturers and the US military. In addition, the unit supplies components to the manufacturers of jet engines and repairs components for land-based aero-derivative and industrial turbine engines used for power generation.

The Automotive segment consists of ARC Automotive and Casco Products. ARC Automotive produces inflators for driver, passenger, side impact and curtain model airbag modules. Casco Products manufactures cigarette lighters, power outlets and electronic monitoring devices, primarily for North American and European automobile manufacturers.

The Metal Coating segment consists solely of Precoat Metals, which applies polymer coatings to continuous steel and aluminum coil for the nationwide building products market, the container market and diverse markets for manufactured products.

The Specialty Chemicals segment consists solely of Warwick International, which produces bleach activators for powdered laundry detergent products sold principally in European markets and distributes specialty chemicals in Europe through a network of distribution companies.

The Industrial Machinery segment consists solely of MEGTEC Systems a manufacturer of air flotation dryers for the graphic arts and other markets, as well as emission control systems for industrial applications and auxiliary equipment for web offset printing.

The Other Products segment is composed of two entities. After Six designs and markets men's formalwear and accessories for the North American market under the registered trademarks After Six, Oscar de la Renta and Raffinati. Seven is a trademark of After Six that is in the process of being registered. The Centor Company (Centor) manages properties that have become extraneous to Sequa's core operations. Presently, Centor's major holdings are the Virginia office buildings previously used by Atlantic Research Corporation's propulsion business which was sold in October 2003 to Aerojet and the New Jersey office and plant facility of Sequa Can Machinery. Both properties were excluded from the sale of these respective operations. The Virginia office buildings are leased to Aerojet under the terms of a three-year lease, and the New Jersey facility is leased to Stolle to facilitate a near term relocation of operations to other Stolle facilities.

The accounting policies of the reportable segments are the same as those described in Note 1 of the Consolidated Financial Statements. Segment information amounts presented are the same measures reported internally to management for purposes of making decisions about allocating resources to the segments and assessing their performance. Operating profit, the measure of profit reported in the segment information, represents income before income taxes, interest, equity in unconsolidated joint ventures and other, net. The expenses and assets attributable to corporate activities are not allocated to the operating segments. Assets of corporate activities include cash and cash equivalents, short-term investments, deferred tax assets and assets of discontinued operations. Investments in unconsolidated joint ventures are included in the appropriate segment.

Operations by Business Segment

	Year Ended December 31,		
	2004	2003	2002
	(Amounts in thousands)		
Aerospace			
Sales	$ 813,773	$ 624,777	$ 640,050
Operating income	42,880	23,731	39,590
Goodwill	107,564	107,995	107,361
Total assets	950,740	818,941	771,838
Capital expenditures	39,727	41,574	34,854
Depreciation and amortization	44,142	38,569	34,863
Automotive			
Sales	$ 355,137	$ 289,906	$ 249,406
Operating income (loss)	22,815	9,342	(473)
Goodwill	7,066	6,583	5,566
Total assets	177,965	182,534	163,111
Capital expenditures	13,376	16,005	16,823
Depreciation and amortization	24,579	19,352	18,890
Metal Coating			
Sales	$ 269,155	$ 263,562	$ 234,830
Operating income	28,186	23,675	20,792
Goodwill	3,987	3,987	3,987
Total assets	133,527	147,855	142,271
Capital expenditures	9,253	5,045	10,095
Depreciation and amortization	9,650	9,527	8,706
Specialty Chemicals			
Sales	$ 222,129	$ 196,937	$ 160,785
Operating income	27,888	24,410	18,224
Goodwill	29,326	25,607	24,404
Total assets	175,940	126,827	102,635
Capital expenditures	3,495	4,573	4,095
Depreciation and amortization	6,006	5,423	5,320
Industrial Machinery			
Sales	$ 185,948	$ 151,884	$ 142,292
Operating income (loss)	2,874	1,044	(7,402)
Goodwill	—	—	—
Total assets	59,526	58,563	54,654
Capital expenditures	1,735	504	669
Depreciation and amortization	1,920	2,023	2,185
Other Products			
Sales	$ 17,921	$ 20,218	$ 20,456
Operating income	1,081	359	1,380
Goodwill	—	—	—
Total assets	18,565	19,592	23,593
Capital expenditures	7	426	64
Depreciation and amortization	691	478	781
Corporate			
Expenses	$ (45,851)	$ (34,738)	$ (32,705)
Total assets	446,490	538,013	533,647
Capital expenditures	108	126	140
Depreciation and amortization	2,578	2,395	2,288
Totals			
Sales	$1,864,063	$1,547,284	$1,447,819
Operating income	79,873	47,823	39,406
Goodwill	147,943	144,172	141,318
Total assets	1,962,753	1,892,325	1,791,749
Capital expenditures	67,701	68,253	66,740
Depreciation and amortization	89,566	77,767	73,033

In 2004, operating income includes a $4,146,000 asset impairment charge, which is also included in Depreciation and Amortization, in the Automotive segment. The Corporate segment includes a $1,500,000 provision to increase environmental reserves.

In 2003, operating income includes restructuring and related asset impairment charges as follows: Aerospace $2,657,000, Automotive $888,000 and Industrial Machinery $2,897,000. Operating income for the Aerospace segment includes $3,090,000 of income resulting from a change in estimate relating to a dispute on contractual obligations pertaining to its commercial repair business. Operating income for the Metal Coating segment includes a $2,825,000 charge relating to legal disputes.

In 2002, operating income includes restructuring and related asset impairment charges as follows: Aerospace $919,000, Industrial Machinery $2,340,000, Other Products $445,000 and Corporate $825,000.

In 2002, goodwill includes the pre-tax transitional impairment charge recorded under SFAS No. 142. The charge relates to the ARC Automotive ($5,127,000) reporting unit of the Automotive segment, the Industrial Machinery segment ($14,814,000) and the After Six ($801,000) unit of the Other Products segment. Goodwill increased due to an acquisition in the Aerospace segment ($5,720,000). Remaining movements in the goodwill balances relate to foreign currency translation adjustments.

Geographic Data

Sales are attributable to countries based on location of the customer. Long-lived assets, which include property, plant and equipment and goodwill, are based on physical location.

	Year Ended December 31,		
	2004	2003	2002
	(Amounts in thousands)		
Sales			
United States	$ 878,030	$ 683,818	$ 675,062
Italy	122,294	100,643	89,409
Germany	101,797	97,773	94,727
France	84,972	76,637	70,757
United Kingdom	84,327	79,128	60,153
Mexico	70,288	52,886	38,043
South Korea	63,191	44,616	38,183
Spain	61,695	53,463	44,102
Other countries	397,469	358,320	337,383
Total	$1,864,063	$1,547,284	$1,447,819
Long-lived Assets			
United States	$ 420,598	$ 428,383	$ 437,845
United Kingdom	76,773	71,697	66,476
Other countries	81,909	89,325	76,310
Total	$ 579,280	$ 589,405	$ 580,631

No single commercial customer accounted for more than 10% of consolidated sales in any year. The largest single contract with any one US Government agency accounted for approximately 2% of sales in 2004 and approximately 3% of sales in 2003 and in 2002. Prime and subcontracts with all US Government agencies accounted for approximately 3% of sales in 2004, 4% in 2003 and 5% in 2002.

Note 25. Contingencies and Commitments

Sequa is involved in a number of claims, lawsuits and proceedings (environmental and otherwise) that arose in the ordinary course of business. Other litigation pending against Sequa involves allegations that are not routine and include, in certain cases, compensatory and punitive damage claims.

The ultimate legal and financial liability of Sequa in respect to all claims, lawsuits and proceedings referred to above cannot be estimated with any certainty. However, in the opinion of management, based on its examination of these matters, its experience to date and discussions with counsel, the ultimate outcome of these legal proceedings, net of liabilities already accrued in Sequa's Consolidated Balance Sheet, is not expected to have a material adverse effect on Sequa's consolidated financial position, although an unexpected resolution in any reporting period of one or more of these matters could have a significant impact on Sequa's results of operations for that period.

Various operating units of Sequa have had customers who have filed voluntary petitions for relief under Chapter 11. Sequa monitors the bankruptcy cases of these customers in order to file appropriate claims and take other steps necessary to protect its interests. Once a customer files a petition under Chapter 11, Sequa provides additional allowances for doubtful accounts based on an evaluation of the relevant facts. In addition, as to those bankruptcy cases where a customer's reorganization and/or liquidation plan clearly indicates that avoidance claims will likely be asserted or where such claims have been asserted, Sequa has undertaken an analysis to estimate its potential exposure for such claims in such bankruptcy cases. As of December 31, 2004, Sequa has determined that such potential exposure is in the range of $2,200,000 to $3,200,000 (no single amount is more likely than any other amount) and, accordingly, has provided a liability for the minimum amount. In the fourth quarter of 2004, Sequa settled one of its more significant preference claims for $1,650,000, which represented an amount below the low end of its expected range.

At December 31, 2004, Sequa was contingently liable for $39,350,000 of outstanding letters of credit and $4,577,000 of surety bonds not reflected in the accompanying Consolidated Financial Statements. In addition, Sequa has guaranteed a bank line of credit for its MJB joint venture in an amount up to $6,589,000 and 50% of the capitalized lease payments and 50% of the overdraft facility for its TSTL joint venture in an amount not to exceed 11,500,000 British pounds. At December 31, 2004, no amounts were outstanding under MJB's bank line of credit and 6,017,000 British pounds were outstanding related to the TSTL guarantees. Sequa is not currently aware of any existing conditions that would cause risk of loss relative to outstanding letters of credit, surety bonds or the bank guarantees.

Note 26. Quarterly Financial Information (Unaudited)

	2004 Quarter Ended				
	March 31	June 30	Sept. 30	Dec. 31	Year
	(Amounts in thousands, except per share data)				
Sales	$431,023	$464,206	$481,936	$486,898	$1,864,063
Cost of sales	355,322	386,157	392,121	398,412	1,532,012
Operating income	18,021	19,244	26,518	16,090	79,873
Income from continuing operations	193	1,969	8,434	2,074	12,670
Income (loss) from discontinued operations, net of income taxes	1,060	3,607	(142)	2,032	6,557
Net income	$ 1,253	$ 5,576	$ 8,292	$ 4,106	$ 19,227
Basic and diluted earnings (loss) per share:					
Income (loss) from continuing operations	$ (.03)	$ .14	$ .76	$ .14	1.01
Income (loss) from discontinued operations, net of income taxes	.10	.34	(.02)	.21	.63
Net income	$ .07	$ .48	$ .74	$ .35	$ 1.64

	2003 Quarter Ended				
	March 31	June 30	Sept. 30	Dec. 31	Year
	(Amounts in thousands, except per share data)				
Sales	$364,243	$385,506	$386,460	$411,075	$1,547,284
Cost of sales	308,908	324,194	317,079	345,487	1,295,668
Operating income	3,328	13,573	19,538	11,384	47,823
Income (loss) from continuing operations	(5,647)	1,422	1,751	1,629	(845)
Income from discontinued operations, net of income taxes	2,511	4,064	2,950	2,758	12,283
Net income (loss)	$ (3,136)	$ 5,486	$ 4,701	$ 4,387	$ 11,438
Basic and diluted earnings (loss) per share:					
Income (loss) from continuing operations	$ (.59)	$ .09	$ .11	$ .11	$ (.28)
Income from discontinued operations, net of income taxes	.24	.39	.29	.26	1.18
Net income (loss)	$ (.35)	$ .48	$ .40	$ .37	$ .90

The following unusual items are included in the quarterly financial information:

Operating income for 2004 includes an asset impairment charge on property and equipment of $4,146,000 and a provision to increase environmental reserves of $1,500,000 in the fourth quarter. The after-tax effect of these charges is to reduce basic earnings per share from continuing operations by $0.26 and $0.09, respectively.

Income from continuing operations in the fourth quarter of 2004 includes a pre-tax loss on the sale of TAD of $2,563,000. The after-tax effect of the loss is to decrease basic earnings per share from continuing operations by $0.16.

Income from discontinued operations in the second quarter of 2004 includes an after-tax gain on the sale of TCT of $2,691,000. The after-tax effect of the gain is to increase basic earnings per share from discontinued operations by $0.26.

Income from discontinued operations in the fourth quarter of 2004 includes an after-tax gain on the sale of Sequa Can Machinery of $3,193,000 and an after-tax charge of $1,550,000 associated with environmental and other cleanup costs at the former ARC propulsion business at the Gainesville, Virginia facility net of a purchase price adjustment. The after-tax effect of the gain and charge is to increase basic earnings per share from discontinued operations by $0.31 and to reduce basic earnings per share from discontinued operations by $0.15, respectively.

Operating income for 2003 includes restructuring charges of $3,325,000 in the first quarter, $2,452,000 in the second quarter, $264,000 in the third quarter and $176,000 in the fourth quarter. The after-tax effect of the restructuring and related asset impairment charges is to reduce basic earnings per share from continuing operations by $0.21 in the first quarter, $0.15 in the second quarter, $0.02 in the third quarter and $0.01 in the fourth quarter.

Operating income for the second quarter of 2003 includes $3,090,000 of income concerning a change in estimate relating to a dispute on contractual obligations pertaining to the Aerospace segment's commercial repair business. The after-tax effect of this income is to increase basic earnings per share from continuing operations by $0.19.

Operating income for the fourth quarter of 2003 includes a $3,025,000 charge for legal disputes and a $1,700,000 provision to increase environmental reserves. The after-tax effect of these charges is to reduce basic earnings per share from continuing operations by $0.19 and $0.11, respectively.

Income from continuing operations in the first quarter of 2003 includes $3,947,000 of gain from a settlement with a former partner in a component manufacturing operation. The after-tax effect of this gain is to increase basic earnings per share from continuing operations by $0.25.

Income from continuing operations in the second quarter of 2003 includes $2,353,000 of gain on the sale of a can-forming plant that was closed as part of the restructuring activities undertaken in 2001 and which was subsequently managed by Sequa's Centor unit. The after-tax effect of the gain is to increase basic earnings per share from continuing operations by $0.15.

Income from continuing operations in the fourth quarter of 2003 includes income of $2,800,000 related to the reversal of income tax reserves no longer required based on a then current analysis of probable exposures. The effect of this income is to increase basic earnings per share from continuing operations by $0.27.

Income from discontinued operations in the fourth quarter of 2003 includes an after-tax gain of $3,104,000 on the sale of the ARC propulsion business, which increased basic earnings per share from discontinued operations by $0.30.

Note 27. Subsequent Event

On February 17, 2005, Chromalloy acquired certain assets and liabilities of AAR Corp.'s (AAR) Engine Component Repair business unit. Chromalloy paid cash consideration of $7,700,000 and transferred certain assets from its inventory to AAR. As part of the transaction, a multi-year parts supply agreement was executed under which Chromalloy will purchase parts from AAR subject to an annual minimum threshold. In fiscal 2004, revenues of AAR's Engine Component Repair business were reported to be under $10,000,000.

Item 8. ***Separate Audited Financial Statements of Significant Equity Investees***

Separate financial statements of BELAC, Sequa's 52.6% owned component manufacturing operation, will be filed as an amendment to this Annual Report on Form 10-K within 90 days of Sequa's fiscal year-end, as permitted by Rule 309 of Regulation SX. While BELAC is not considered a significant equity investee in 2004 in accordance with Rule 309 (equity earnings less than 20% of Sequa's consolidated pre-tax earnings), BELAC did qualify as a significant equity investee in 2003. Therefore, 2004 separate financial statements will be filed as required.

Item 9. ***Disagreements on Accounting and Financial Disclosure***

None.

Item 9A. ***Controls and Procedures***

Management's Report on Internal Control over Financial Reporting

Sequa's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of Sequa's management, including the Chief Executive Officer and Chief Financial Officer, Sequa conducted an evaluation of the effectiveness of its internal control over financial reporting as of December 31, 2004 based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, management concluded that Sequa's internal control over financial reporting was not effective as of December 31, 2004 because of the effect of material weaknesses identified and more fully discussed below.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weaknesses have been identified:

Deficiencies related to inadequate or ineffective policies and practices relating to revenue recognition on non-routine transactions. The repair parts units failed to consistently include financial personnel with adequate expertise in revenue recognition in the analysis of the impact that new customer contracts would have on the financial statements which creates a more than remote likelihood of a material misstatement of revenues.

Deficiencies related to the internal controls over financial reporting of an overhaul repair facility which accounted for approximately 2% of the Company's consolidated assets and revenue as of and for the year ended December 31, 2004. The deficiencies relate primarily to the aggregation of issues pertaining to revenue recognition, account reconciliations and basic internal controls and controls surrounding the use of certain information technology applications. These deficiencies create a more than remote likelihood of a material misstatement of revenues, accounts receivable and inventories.

The certifications of Sequa's Chief Executive Officer and Chief Financial Officer attached as Exhibits 31.1 and 31.2 to this Annual Report on Form 10-K include, in paragraph 4 of such certifications, information concerning Sequa's disclosure controls and procedures and internal control over financial reporting. Such certifications should be read in conjunction with the information contained in this Item 9A for a more complete understanding of the matters covered by such certifications.

Management's assessment of the effectiveness of Sequa's internal control over financial reporting as of December 31, 2004 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their following report.

Report of Independent Registered Public Accounting Firm

The Shareholders and Board of Directors of Sequa Corporation

We have audited management's assessment that Sequa Corporation ("Sequa" or "the Company") did not maintain effective internal control over financial reporting as of December 31, 2004, because of the effect of material weaknesses identified and more fully discussed below pertaining to non-routine revenue recognition transactions and deficiencies related to the internal controls over financial reporting of an overhaul repair facility, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO control criteria). Sequa's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weaknesses have been identified and included in management's assessment:

Deficiencies related to inadequate or ineffective policies and practices relating to revenue recognition on non-routine transactions. The repair parts units failed to consistently include financial personnel with adequate expertise in revenue recognition in the analysis of the impact that new customer contracts would have on the financial statements which creates a more than remote likelihood of a material misstatement of revenues.

Deficiencies related to the internal controls over financial reporting of an overhaul repair facility which accounted for approximately 2% of the Company's consolidated assets and revenue as of and for the year ended December 31, 2004. The deficiencies relate primarily to the aggregation of issues pertaining to revenue recognition, account reconciliations and basic internal controls and controls surrounding the use of certain information technology applications. These deficiencies create a more than remote likelihood of a material misstatement of revenues, accounts receivable and inventories.

These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2004 financial statements, and this report does not affect our report dated March 9, 2005 on those financial statements.

In our opinion, management's assessment that Sequa Corporation did not maintain effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the COSO control criteria. Also, in our opinion, because of the effect of the material weaknesses described above on the achievement of the objectives of the control criteria, Sequa Corporation has not maintained effective internal control over financial reporting as of December 31, 2004, based on the COSO control criteria.

Ernst + Young LLP

Ernst & Young LLP

New York, New York
March 9, 2005

PART III

Items 10 through 14.

The information required by Item 10 with respect to executive officers is contained in this Annual Report on Form 10-K under Item 4A and is incorporated herein by reference.

The information required by Item 12 with respect to securities authorized for issuance under equity compensation plans is contained in Note 16 to the Consolidated Financial Statements in this Annual Report on Form 10-K and is incorporated herein by reference.

Sequa intends to file a definitive proxy statement with the Securities and Exchange Commission pursuant to Regulation 14A involving the election of directors not later than 120 days after the end of its fiscal year ended December 31, 2004. Accordingly, the information required by Part III (Item 10 disclosure pursuant to Item 401 of Regulation S-K concerning Sequa's Directors, disclosure pursuant to Items 405 and 406 of Regulation S-K, and Items 11, 12 (except as noted above), 13 and 14) is incorporated herein by reference to such definitive proxy statement in accordance with General Instruction G (3) to Form 10-K.

PART IV

Item 15. ***Exhibits, Financial Statements, Schedules and Reports on Form 8-K***

(a) 1. *Financial Statements*

The following consolidated financial statements are included in Part II of this Annual Report on Form 10-K:

Financial statement schedules, with the exception of Schedule II — Valuation and Qualifying Accounts, are omitted due to the absence of conditions under which they are required.

3. *Exhibits:*

Exhibit No. (Referenced to Item 601(b) of Regulation S-K)

3.1 — Restated Certificate of Incorporation of the Registrant dated as of February 15, 1985, as amended by the Certificate of Amendment of Restated Certificate of Incorporation dated as of April 24, 1986, as amended by two Certificates of Amendment of Restated Certificate of Incorporation each dated as of December 19, 1986, as amended by the Certificate of Amendment of Certificate of Incorporation dated May 7, 1987, as amended by the Certificate of Change of Registered Agent and Registered Office dated October 6, 1989, as amended by the Certificate of Amendment of Certificate of Incorporation dated June 4, 1999, and the Certificate of Designation dated December 22, 1986 (with respect to the $5.00 Cumulative Convertible Preferred Stock of the Registrant) and the Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock of the Registrant dated November 13, 2000 (incorporated by reference to Exhibit 3.1 of Sequa's Annual Report on Form 10-K, File No. 1-804, for the year ended December 31, 2000, filed on March 16, 2001).

3.2 — Amended and Restated By-laws of Sequa Corporation (as of January 27, 2005) (incorporated by reference to Exhibit 3.2 of Sequa's Current Report on Form 8-K, File No. 1-804, dated February 2, 2005, filed on February 2, 2005).

4.1 — Indenture, dated as of July 29, 1999, between Sequa and Harris Trust Company of New York (incorporated by reference to Exhibit 1 of Sequa's Registration Statement on Form 8-A, File No. 1-804, filed on November 8, 1999).

4.2 — Instruments with respect to other long-term debt of Sequa and its consolidated subsidiaries are omitted pursuant to Item 601(b)(4)(iii) of Regulation S-K since the amount of debt authorized under each such omitted instrument does not exceed 10 percent of the total assets of Sequa and its subsidiaries on a consolidated basis. Sequa hereby agrees to furnish a copy of any such instrument to the Securities and Exchange Commission upon request.

10.1 — Amended and Restated Receivables Purchase Agreement dated as of April 30, 2004 among Sequa Receivables Corp., Sequa, CP Conduit Purchasers, Committed Purchasers and Funding Agents and The Bank of Nova Scotia (incorporated by reference to Exhibit 10.11 of Sequa's Quarterly Report on Form 10-Q, File No. 1-804, for the quarter ended June 30, 2004, filed on August 6, 2004).

10.2 — Amended and Restated Purchase and Sales Agreement dated as of April 30, 2004 among the Originators named therein, Sequa Receivables Corp. and Sequa (incorporated by reference to Exhibit 10.10 of Sequa's Quarterly Report on Form 10-Q, File No. 1-804, for the quarter ended June 30, 2004, filed on August 6, 2004).

10.3 — Agreement dated September 19, 2003 between HSBC Bank plc, Warwick International Group Limited and Sequa establishing a $50 million credit line for the issuance of letters of credit (incorporated by reference to Exhibit 10.1 of Sequa's Quarterly Report on Form 10-Q, File No. 1-804, for the quarter ended September 30, 2003, filed on November 14, 2003).

10.4 — Amendment dated as of January 24, 2005 to Agreement constituting Exhibit 10.3 hereto (filed herewith).

10.5 — Contract between Chromalloy Gas Turbine Corporation and United Airlines concerning PW 2000 Piece Part MBOH Program for UAL's PW 2000 Series Aircraft Engine Fleet dated August 1, 2003 (incorporated by reference to Exhibit 10.2 of Sequa's Quarterly Report on Form 10-Q, File No. 1-804, for the quarter ended September 30, 2003, filed on November 14, 2003).

10.6 — Purchase Agreement by and between Atlantic Research Corporation (ARC) and Aerojet-General Corporation dated May 2, 2003 pursuant to which ARC sold substantially all of the assets and certain liabilities relating to the propulsion business of ARC; First Amendment to the Purchase Agreement dated August 27, 2003; Second Amendment to the Purchase Agreement dated September 30, 2003; and Third Amendment to the Purchase Agreement dated October 17, 2003 (incorporated by reference to Exhibits 2.1, 2.2, 2.3 and 2.4, respectively, of Sequa's Current Report on Form 8-K, File No. 1-804, filed on October 31, 2003).

10.7 — Rights Agreement, dated as of October 30, 2000, between Sequa and The Bank of New York, as Rights Agent (incorporated by reference to Exhibit 10.12 of Sequa's Annual Report on Form 10-K, File No. 1-804, for the year ended December 31, 2000, filed on March 16, 2001).

COMPENSATORY PLANS OR ARRANGEMENTS

10.8 — 1998 Key Employees Stock Option Plan (incorporated by reference to Exhibit 10.2 of Sequa's Annual Report on Form 10-K, File No. 1-804, for the year ended December 31, 1997, filed on March 20, 1998).

10.9 — Amendment No. 1 dated as of May 1, 1998 to 1998 Key Employees Stock Option Plan (incorporated by reference to Exhibit 10.1 of Sequa's Quarterly Report on Form 10-Q, File No. 1-804, for the quarter ended March 31, 2000, filed on May 12, 2000).

10.10 — Amendment No. 2 dated as of March 30, 2000 to 1998 Key Employees Stock Option Plan (incorporated by reference to Exhibit 10.2 of Sequa's Quarterly Report on Form 10-Q, File No. 1-804, for the quarter ended March 31, 2000, filed on May 12, 2000).

10.11 — Sequa Corporation Management Incentive Bonus Program for Corporate Executive Officers (Revised for 1998) (incorporated by reference to Exhibit 10.3 of Sequa's Annual Report on Form 10-K, File No. 1-804, for the year ended December 31, 1997, filed on March 20, 1998).

10.12 — Amendment No. 1 to Sequa Corporation's Management Incentive Bonus Program for Corporate Executive Officers, effective as of March 25, 2004 (incorporated by reference to Exhibit 10.47 of Sequa's Quarterly Report on Form 10-Q, File No. 1-804, for the quarter ended March 31, 2004, filed on May 10, 2004).

10.13 — Sequa's Supplemental Executive Retirement Plans I, II, and III, effective as of January 1, 1990 (incorporated by reference to Exhibit 10(c) of Sequa's Annual Report on Form 10-K, File No. 1-804, for the year ended December 31, 1990, filed on April 1, 1991) and amendments thereto (incorporated by reference to Exhibit 10(c) of Sequa's Annual Report on Form 10-K, File No. 1-804, for the year ended December 31, 1991, filed on March 30, 1992).

10.14 — First Amendment to Second Amendment to the Supplemental Executive Retirement Plan I (incorporated by reference to Exhibit 10.34 of Sequa's Quarterly Report on Form 10-Q, File No. 1-804, for the quarter ended March 31, 2002, filed on May 15, 2002); Second Amendment to the Supplemental Executive Retirement Plan I (incorporated by reference to Exhibit 10.28 of Sequa's Annual Report on Form 10-K, File No. 1-804, for the year ended December 31, 2003, filed on March 15, 2004); and Third Amendment to the Supplemental Executive Retirement Plan I (incorporated by reference to Exhibit 10.28 of Sequa's Annual Report on Form 10-K, File No. 1-804, for the year ended December 31, 2003, filed on March 15, 2004).

10.15 — Supplemental Executive Retirement Plan II, as Amended and Restated Effective January 1, 2000 (incorporated by reference to Exhibit 10.4 of Sequa's Quarterly Report on Form 10-Q, File No. 1-804, for the quarter ended September 30, 2000, filed on November 14, 2000) and First Amendment to the Supplemental Executive Retirement Plan II (incorporated by reference to Exhibit 10.35 of Sequa's Quarterly Report on Form 10-Q, File No. 1-804, for the quarter ended March 31, 2002, filed on May 15, 2002); Second Amendment to the Supplemental Executive Retirement Plan II (incorporated by reference to Exhibit 10.29 of Sequa's Annual Report on Form 10-K, File No. 1-804, for the year ended December 31, 2003, filed on March 15, 2004); and Third Amendment to the Supplemental Executive Retirement Plan II (incorporated by reference to Exhibit 10.29 of Sequa's Annual Report on Form 10-K, File No. 1-804, for the year ended December 31, 2003, filed on March 15, 2004); and Fourth Amendment to the Sequa Corporation Supplemental Executive Retirement Plan II (filed herewith).

10.16 — Supplemental Executive Retirement Plan III, as Amended and Restated Effective January 1, 2000 (incorporated by reference to Exhibit 10.5 of Sequa's Quarterly Report on Form 10-Q, File No. 1-804, for the quarter ended September 30, 2000, filed on November 14, 2000); and First Amendment to the Sequa Corporation Supplemental Executive Retirement Plan III (filed herewith).

10.17 — Sequa Corporation Management Incentive Bonus Program for Corporate Non-Executive Officers and Corporate Staff (Revised for 1998) (incorporated by reference to Exhibit 10.5 of Sequa's Annual Report on Form 10-K for the year ended December 31, 1997, filed on March 20, 1998).

10.18 — Letter Agreements, dated May 24, 1984, by and between Norman E. Alexander and Sequa (incorporated by reference to Exhibit 10(h) of Sequa's Annual Report on Form 10-K, File No. 1-804, for the year ended December 31, 1989, filed on March 30, 1990).

10.19 — Letter Agreements, dated April 30, 1990, by and between Norman E. Alexander and Sequa (incorporated by reference to Exhibit 10(h) of Sequa's Annual Report on Form 10-K, File No. 1-804, for the year ended December 31, 1990, filed on April 1, 1991).

10.20 — Employment Agreement, dated February 26, 2004, by and between John J. Quicke and Sequa (incorporated by reference to Exhibit 10.34 of Sequa's Annual Report on Form 10-K, File No. 1-804, for the year ended December 31, 2003, filed on March 15, 2004).

10.21 — Employment Agreement, dated February 26, 2004, by and between Martin Weinstein and Sequa (incorporated by reference to Exhibit 10.35 of Sequa's Annual Report on Form 10-K, File No. 1-804, for the year ended December 31, 2003, filed on March 15, 2004).

10.22 — Executive Life Insurance Plan of Sequa (incorporated by reference to Exhibit 10(o) of Sequa's Annual Report on Form 10-K, File No. 1-804, for the year ended December 31, 1991, filed on March 30, 1992).

10.23 — Key Employee Medical Insurance Plan of Sequa (incorporated by reference to Exhibit 10(p) of Sequa's Annual Report on Form 10-K, File No. 1-804 for the year ended December 31, 1991, filed on March 30, 1992).

10.24 — Sequa Corporation Management Incentive Bonus Program for Operating Divisions (Revised 1997) (incorporated by reference to Exhibit 10.18 of Sequa's Annual Report on Form 10-K, File No. 1-804, for the year ended December 31, 1996, filed on March 24, 1997).

10.25 — Employment Agreement, dated as of December 16, 1999, by and between Howard Leitner and Sequa (incorporated by reference to Exhibit 10.23 of Sequa's Annual Report on Form 10-K, File No. 1-804, for the year ended December 31, 1999, filed on March 28, 2000); and Amendment thereto, dated as of October 25, 2001 (incorporated by reference to Exhibit 10.33 of Sequa's Annual Report on Form 10-K, File No. 1-804, for the year ended December 31, 2001, filed on March 25, 2002); and Amendment thereto, dated as of March 1, 2003 (incorporated by reference to Exhibit 10.33 of Sequa's Quarterly Report on Form 10-Q, File No. 1-804, for the quarter ended March 31, 2003, filed on May 15, 2003); and Amendment thereto dated as of March 1, 2004 (incorporated by reference to Exhibit 10.48 of Sequa's Quarterly Report on Form 10-Q, File No. 1-804, for the quarter ended March 31, 2004, filed on May 10, 2004).

10.26 — Employment Agreement, dated as of March 1, 2003 by and between Joanne M. O'Sullivan and Sequa (incorporated by reference to Exhibit 10.35 of Sequa's Quarterly Report on Form 10-Q, File No. 1-804, for the quarter ended March 31, 2003, filed on May 15, 2003); and Amendment thereto dated as of March 1, 2004 (incorporated by reference to Exhibit 10.49 of Sequa's Quarterly Report on Form 10-Q, File No. 1-804, for the quarter ended March 31, 2004, filed on May 10, 2004).

10.27 — Employment Agreement, dated as of September 28, 1995 by and between Gerard M. Dombek and Sequa, and Amendments thereto, dated as of December 31, 1997, December 31, 1999 and March 1, 2001 (incorporated by reference to Exhibit 10.34 of Sequa's Annual Report on Form 10-K, File No. 1-804, for the year ended December 31, 2002, filed on March 24, 2003); and Amendment thereto dated as of March 1, 2004 (incorporated by reference to Exhibit 10.50 of Sequa's Quarterly Report on Form 10-Q, File No. 1-804, for the quarter ended March 31, 2004, filed on May 10, 2004).

10.28 — Service Agreement, dated as of May 1, 1995 by and between Robert F. Ellis and Warwick International Group Limited, and Amendment No. 1 thereto, dated as of July 1, 1999 (incorporated by reference to Exhibit 10.35 of Sequa's Annual Report on Form 10-K, File No. 1-804, for the year ended December 31, 2002, filed on March 24, 2003); and Amendment No. 2 thereto dated as of March 23, 2004 (incorporated by reference to Exhibit 10.51 of Sequa's Quarterly Report on Form 10-Q, File No. 1-804, for the quarter ended March 31, 2004, filed on May 10, 2004).

10.29 — Agreement dated as of June 10, 1987 by and between John J. Dowling III and Sequa (filed herewith).

10.30 — 1998 Directors' Stock Compensation Plan, as amended as of January 1, 1999 (incorporated by reference to Exhibit 10.44 of Sequa's Annual Report on Form 10-K, File No. 1-804, for the year ended December 31, 2003, filed on March 15, 2004).

10.31 — 2003 Six Sigma Restricted Stock Plan (incorporated by reference to Exhibit 10.45 of Sequa's Annual Report on Form 10-K, File No. 1-804, for the year ended December 31, 2003, filed on March 15, 2004).

10.32 — 2003 Directors' Stock Award Plan (incorporated by reference to Exhibit 10.46 of Sequa's Annual Report on Form 10-K, File No. 1-804, for the year ended December 31, 2003, filed on March 15, 2004).

10.33 — Purchase Agreement dated November 4, 2004 by and between Sequa Can Machinery, Inc., Sequa Can Machinery, Limited, Sequa and Stolle Machinery Company, LLC (incorporated by reference to Exhibit 2.1 of Sequa's Current Report on Form 8-K, File No. 1-804, filed on November 10, 2004).

10.34 — Purchase Agreement dated April 1, 2004 by and among Chromalloy Gas Turbine Corporation, TurboCombustor Technology, Inc. and TCT Acquisition, Inc. (incorporated by reference to Exhibit 2.1 of Sequa's Current Report on Form 8-K, File No. 1-804, filed on April 15, 2004).

END OF COMPENSATORY PLANS OR ARRANGEMENTS

21.1 — List of subsidiaries of Sequa (filed herewith).

23.1 — Consent of Independent Registered Public Accounting Firm (filed herewith).

31.1 — Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).

31.2 — Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).

32.1 — Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).

32.2 — Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).

(b) *Reports on Form 8-K:*

Registrant filed a Current Report on Form 8-K dated November 15, 2004 with respect to the new multi-year agreement for the maintenance of Independence Air's fleet of CF34 engines.

Registrant filed a Current Report on Form 8-K dated November 10, 2004 with respect to the sale of substantially all of the assets and certain of the liabilities of its Sequa Can Machinery, Inc. unit to Stolle Machinery Company, LLC.

SEQUA CORPORATION AND SUBSIDIARIES

VALUATION AND QUALIFYING ACCOUNTS

	Balance at Beginning of Period	Additions Charged to Costs and Expense	Deductions(a)	Other(b)	Balance at End of Period
		(Amounts in thousands)			
Allowances for Doubtful Accounts					
Year Ended					
December 31, 2004	$14,606	$ 229	$(4,913)	$ 270	$10,192
December 31, 2003	14,293	2,954	(3,223)	582	14,606
December 31, 2002	11,646	3,568	(1,371)	450	14,293
Deferred Taxes — Valuation Allowance					
Year Ended					
December 31, 2004	$22,950	$1,949	$(2,602)	$1,425	$23,722
December 31, 2003	22,409	666	(3,069)	2,944	22,950
December 31, 2002	15,113	5,555	—	1,741	22,409

(a) With respect to Allowances for Doubtful Accounts, values represent amounts determined not to be collectible, net of recoveries. With respect to Deferred Tax Valuation Allowances, values represent amounts determined to be no longer required, primarily due to the expiration of certain tax credits in 2003 and to the utilization of certain foreign net operating loss carryforwards in 2004.

(b) Effect of foreign currency translation.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEQUA CORPORATION

By: /s/ HOWARD M. LEITNER
Howard M. Leitner
Senior Vice President, Finance
(Chief Financial Officer)

Date: March 14, 2005

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on March 14, 2005.

By: /s/ NORMAN E. ALEXANDER Norman E. Alexander	Executive Chairman of the Board and Director
By: /s/ MARTIN WEINSTEIN Martin Weinstein	Vice Chairman, Chief Executive Officer and Director
By: /s/ HOWARD M. LEITNER Howard M. Leitner	Senior Vice President, Finance (Chief Financial Officer)
By: /s/ JOANNE M. O'SULLIVAN Joanne M. O'Sullivan	Vice President and Controller (Chief Accounting Officer)
By: /s/ EDWARD E. BARR Edward E. Barr	Director
By: /s/ ALVIN DWORMAN Alvin Dworman	Director
By: /s/ DAVID S. GOTTESMAN David S. Gottesman	Director
By: /s/ RICHARD S. LEFRAK Richard S. LeFrak	Director
By: /s/ R. SCOTT SCHAFLER R. Scott Schafler	Director
By: ____________ Michael I. Sovern	Director
By: /s/ FRED R. SULLIVAN Fred R. Sullivan	Director
By: /s/ GERALD TSAI, JR. Gerald Tsai, Jr.	Director

Exhibit 31.1

CERTIFICATIONS

I, Martin Weinstein, Vice Chairman and Chief Executive Officer of Sequa Corporation, certify that:

1. I have reviewed this annual report on Form 10-K of Sequa Corporation, a Delaware corporation ("Sequa" or "registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Martin Weinstein

Martin Weinstein
Vice Chairman and Chief Executive Officer

Date: March 14, 2005

Exhibit 31.2

CERTIFICATIONS

I, Howard M. Leitner, Senior Vice President, Finance (chief financial officer) of Sequa Corporation, certify that:

1. I have reviewed this annual report on Form 10-K of Sequa Corporation, a Delaware corporation ("Sequa" or "registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Howard M. Leitner

Howard M. Leitner
Senior Vice President, Finance
(chief financial officer)

Date: March 14, 2005

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Sequa Corporation (the "Company") on Form 10-K for the period ending December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Martin Weinstein, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Martin Weinstein

Martin Weinstein
Vice Chairman and Chief Executive Officer

March 14, 2005

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Sequa Corporation (the "Company") on Form 10-K for the period ending December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Howard M. Leitner, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Howard M. Leitner

Howard M. Leitner
Chief Financial Officer

March 14, 2005

(Certain Exhibits are omitted.)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K/A

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2004

Commission file number 1-804

SEQUA CORPORATION

(Exact name of registrant as specified in its charter)

Delaware *(State or other jurisdiction of incorporation or organization)*	**13-1885030** *(I.R.S. Employer Identification No.)*
200 Park Avenue, New York, New York *(Address of principal executive offices)*	**10166** *(Zip Code)*

(212) 986-5500
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Class A Common Stock, no par value	New York Stock Exchange
Class B Common Stock, no par value	New York Stock Exchange
\$5.00 Cumulative Convertible Preferred Stock, \$1.00 Par Value	New York Stock Exchange
9% Senior Notes, Due August 1, 2009	New York Stock Exchange
8⅞% Series B Senior Notes, Due April 1, 2008	—

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes ☑ No ☐

The aggregate market value of registrant's voting stock (Class A Common Stock, Class B Common Stock and \$5.00 Cumulative Convertible Preferred Stock) held by nonaffiliates as of the last business day of the registrant's most recently completed second fiscal quarter was \$375,278,389.

Indicate the number of shares outstanding of each of the registrant's classes of Common Stock:

Class	Outstanding at March 1, 2005
Class A Common Stock, no par value	7,218,341
Class B Common Stock, no par value	3,321,772

DOCUMENTS INCORPORATED BY REFERENCE

Portions of Registrant's definitive proxy statement for its annual meeting of stockholders scheduled to be held on May 5, 2005 are incorporated by reference into Part III of Form 10-K.

SEQUA CORPORATION
FORM 10-K/A
AMENDMENT No. 1
FOR THE YEAR ENDED DECEMBER 31, 2004

Sequa Corporation (Sequa) hereby amends Item 8, Financial Statements and Supplementary Data, of its Annual Report on Form 10-K for the year ended December 31, 2004 by including the separate audited financial statements of its significant equity investee as required under Rule 3-09 of Regulation S-X.

Explanatory Note

This Form 10-K/A is being filed in order to provide the audited financial statements of Sequa's 52.6%-owned component manufacturing operation, BELAC LLC (BELAC), which qualified as a significant equity investee as of and for the year ended December 31, 2003. While BELAC is not considered a significant equity investee in 2004 under Rule 3-09 (equity earnings less than 20% of Sequa's consolidated pre-tax earnings), 2004 separate financial statements are being filed for comparative purposes as required. The audited financial statements of BELAC are being filed as an amendment to Sequa's Annual Report on Form 10-K within 90 days of Sequa's fiscal year-end, as permitted by Rule 3-09 of Regulation S-X. BELAC was not consolidated with the financial statements of Sequa at December 31, 2004, as Sequa's 52.6% ownership interest does not equate to a controlling interest, primarily due to a super majority vote requirement (at least 75% approval) on certain key operational decisions. In addition, BELAC has been determined not to be a Variable Interest Entity, and therefore its financial statements are not required to be consolidated with those of Sequa under Financial Accounting Standard Board Interpretation No. 46, *Consolidation of Variable Interest Entities.*

This Amendment No. 1 does not reflect events occurring after the filing of the original Form 10-K. Such events include, among others, the events described in the company's current reports on Form 8-K filed after the date of the original Form 10-K. This Amendment No. 1 is effective for all purposes as of the filing date of the original Form 10-K.

Item 8. ***Separate Audited Financial Statements of Significant Equity Investees***

BELAC LLC

FINANCIAL STATEMENTS

Contents

INDEPENDENT AUDITORS' REPORT

The Members
BELAC LLC

We have audited the accompanying balance sheet of BELAC LLC (hereinafter "Company") as of December 31, 2004 and the related statements of operations, members' capital and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The prior year information has been derived from the Company's 2003 financial statements, which were audited by other auditors whose report was dated January 19, 2004, and who expressed an unqualified opinion on those financial statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BELAC LLC as of December 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Kerkering, Barberio & Co., P.A.

Sarasota, Florida
January 18, 2005

BELAC LLC

BALANCE SHEETS
December 31, 2004 and 2003

	2004	2003
ASSETS		
Current Assets		
Cash and cash equivalents	$ 6,382,825	$ 7,433,582
Accounts receivable	1,272,986	1,197,359
Inventory	2,436,365	1,999,503
Prepaid expenses	34,358	18,949
Total current assets	10,126,534	10,649,393
Long-term Assets		
Property and equipment, net	4,658,654	5,351,863
Other assets	47,325	47,325
Total long-term assets	4,705,979	5,399,188
Total Assets	$14,832,513	$16,048,581
LIABILITIES AND MEMBERS' CAPITAL		
Current Liabilities		
Accounts payable	$ 760,430	$ 819,404
Accrued liabilities	792,495	1,332,198
Total current liabilities	1,552,925	2,151,602
Long-term Liabilities		
Accrued deferred rent	75,952	86,310
Total liabilities	1,628,877	2,237,912
Members' Capital		
Members' capital contributions	14,000,000	19,000,000
Accumulated deficit	(796,364)	(5,189,331)
Total members' capital	13,203,636	13,810,669
Total Liabilities and Members' Capital	$14,832,513	$16,048,581

The accompanying notes are an integral part of these financial statements.

BELAC LLC

STATEMENTS OF OPERATIONS
Years Ended December 31, 2004 and 2003

	2004	2003
Net sales	$12,832,416	$7,278,912
Cost of goods sold	6,601,596	3,908,096
Gross profit	6,230,820	3,370,816
Operating Expenses		
Selling, general and administrative	1,371,811	1,327,397
Research and development	549,979	1,937,037
Total operating expenses	1,921,790	3,264,434
Operating Income	4,309,030	106,382
Interest and other income	83,937	7,574,599
Net Income	$ 4,392,967	$7,680,981

The accompanying notes are an integral part of these financial statements.

BELAC LLC

STATEMENTS OF MEMBERS' CAPITAL
Years Ended December 31, 2004 and 2003

	Members' Capital	Accumulated Deficit	Total
Balance, December 31, 2002	$25,000,000	$(12,870,312)	$12,129,688
Distributions	(6,000,000)		(6,000,000)
Net income		7,680,981	7,680,981
Balance, December 31, 2003	19,000,000	(5,189,331)	13,810,669
Distributions	(5,000,000)		(5,000,000)
Net income		4,392,967	4,392,967
Balance, December 31, 2004	$14,000,000	$ (796,364)	$13,203,636

The accompanying notes are an integral part of these financial statements.

BELAC LLC

STATEMENTS OF CASH FLOWS
Years Ended December 31, 2004 and 2003

	2004	2003
Cash Flows from Operating Activities		
Net income	$ 4,392,967	$ 7,680,981
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization expense	1,336,951	1,244,138
Deferred rent	(10,357)	(10,357)
(Increase) decrease in operating assets		
Accounts receivable	(75,627)	(602,055)
Inventory	(436,862)	(492,199)
Prepaid expenses	(15,409)	(10,927)
Increase (decrease) in operating liabilities		
Accounts payable	(58,974)	454,884
Accrued liabilities	(539,703)	608,869
Total adjustments	200,019	1,192,353
Net cash provided by operating activities	4,592,986	8,873,334
Cash Flows from Investing Activities		
Purchases of property and equipment	(643,743)	(829,530)
Maturities of investments	—	2,643,407
Net cash provided by (used in) investing activities	(643,743)	1,813,877
Cash Flows from Financing Activities		
Distributions to members	(5,000,000)	(6,000,000)
Net cash used in financing activities	(5,000,000)	(6,000,000)
Change in cash and cash equivalents	(1,050,757)	4,687,211
Cash and cash equivalents — beginning of year	7,433,582	2,746,371
Cash and cash equivalents — end of year	$ 6,382,825	$ 7,433,582

The accompanying notes are an integral part of these financial statements.

BELAC LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003

Note 1 — Summary of Significant Accounting Policies

Organization and Nature of Operations

BELAC LLC (hereinafter "Company") was formed on July 6, 1998. The Company was formed to develop, manufacture, market, distribute and sell first and second stage blades for jet engines from its main manufacturing and operating facility located in Oldsmar, Florida. The Company's strategy is to be an alternate supplier in the airline industry for high-volume jet engine blades to compete against the companies that hold the original Type Certificate for the parts. The Company expects to distribute the majority of its products to its members and their affiliates both domestically and internationally.

A summary of significant accounting policies consistently applied in the preparation of the financial statements follows:

Financial Statements

The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. The accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with an original maturity of ninety days or less to be cash equivalents.

Inventory

Inventories consist mainly of jet engine blades and related materials and are stated at the lower of cost or market on a first in, first out basis. Inventory consists of raw materials, work-in-process and finished goods.

Property and Equipment

Property and equipment consists principally of machinery and equipment used in the manufacturing of jet engine blades, which is recorded at cost and is being depreciated using the straight-line method. A summary of estimated useful lives is as follows:

Leasehold improvements	10 years
Machinery and equipment	7 years
Furniture and fixtures	10 years
Computers and office equipment	5 years

Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Property and equipment to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the fair value of the asset. There were no impairment losses recognized for the years ended December 31, 2004 and 2003.

Accounts Receivable and Bad Debts

The Company uses the allowance method for recognizing potential bad debts relating to accounts receivable. The Company routinely reviews all accounts receivable outstanding and assesses collectibility based on aging and payment history of each customer. All accounts receivable are considered to be collectible at December 31, 2004 and 2003.

Fair Value of Financial Instruments

The Company's financial instruments consist primarily of cash and cash equivalents, accounts receivable and accounts payable. The carrying amounts reported in the balance sheet approximate fair value because of the short-term nature of these financial instruments.

Net Sales

The Company recognizes sales at the time the blades are shipped to the customer, net of estimated sales returns.

Income Taxes

The Company, with the consent of its members, has elected under the Internal Revenue Code and the laws of the State of Florida to be a limited liability company (LLC). Under LLC status, the members report their share of the Company's taxable earnings or losses in their respective federal and state income tax returns. Consequently, the accompanying financial statements of the Company do not include a provision for current or deferred income taxes.

This position is subject to federal and state taxing authority review, and potential changes could affect the members' share of the Company's taxable earnings or losses.

Economic Risk

The United States (U.S.) airline industry is experiencing a period of financial instability. To the extent that the Company manufactures and sells to the U.S. airline industry, the impact of this instability on the Company is not easily determined.

Research and Development Expense

The Company records research and development expense as incurred. Research and development expense charged to operations totaled $549,979 and $1,937,037 for the years ended December 31, 2004 and 2003, respectively.

Advertising Expense

The Company has elected to report advertising costs as incurred, rather than when the advertising first takes place. Advertising expense charged to operations totaled $7,693 and $2,113 for the years ended December 31, 2004 and 2003, respectively.

Note 2 — Inventory

Inventory consisted of the following at December 31:

	2004	2003
Raw materials	$ 590,727	$ 187,500
Work in process	1,717,260	840,808
Finished goods	128,378	971,195
Total inventory	$2,436,365	$1,999,503

Note 3 — Property and Equipment

Property and equipment consisted of the following at December 31:

	2004	2003
Leasehold improvements	$ 338,037	$ 289,876
Machinery and equipment	8,685,776	7,881,306
Furniture and fixtures	130,094	120,286
Computers and office equipment	523,628	498,702
Construction-in-process, including deposits on equipment	145,499	389,122
	9,823,034	9,179,292
Less accumulated depreciation	(5,164,380)	(3,827,429)
Property and equipment, net	$ 4,658,654	$ 5,351,863

Depreciation and amortization expense totaled $1,336,951 and $1,244,138 for the years ended December 31, 2004 and 2003, respectively.

Note 4 — Members' Capital

The ownership of the Company and total capital as of December 31, 2004 and 2003 are as follows:

	Approximate Ownership Percentage		Contributed Capital	
	December 31,		December 31,	
	2004	2003	2004	2003
Chromalloy Gas Turbine Corporation	52.63%	52.63%	$ 6,710,700	$ 9,342,200
Lufthansa Technik AG	21.05%	21.05%	2,684,500	3,737,000
United Airlines Ventures, Inc.	21.05%	21.05%	2,684,500	3,737,000
Alitalia Linee Aeree Italiane S.p.A.	5.27%	5.27%	670,300	933,800
Unallocated capital	—	—	1,250,000	1,250,000
Total members' capital			$14,000,000	$19,000,000

Profit and losses of the Company are shared by the members, generally in accordance with their respective ownership percentages, unless prior disproportionate allocations have occurred. The Company's Operating Agreement specifies that if the distributions to the members are not expected to cover each member's federal and state taxes on its distributive share of the Company's taxable income for each fiscal year, then the Company shall be required to make additional distributions to the members in accordance with their membership interest to the extent the Company has sufficient net cash, as defined. In the event of liquidation of the Company, net assets are to be distributed (a) to the Company's creditors, including member creditors; and (b) then to the members in accordance with their capital account balances.

Note 5 — Tax Deferred Savings

The Company offers a tax-deferred savings plan which qualifies as a voluntary contribution savings plan under Internal Revenue Code Section 401(k). Employees who are eligible may provide tax-deferred contributions to fully vested individual retirement accounts up to the Internal Revenue Code limit. The plan covers substantially all employees twenty-one (21) years of age and having three (3) months of employment. The Company provides contributions matching one hundred percent (100%) of the first six percent (6%) of the employee contribution. Amounts contributed by the Company on behalf of employees vest at a rate of twenty percent (20%) per year. For the years ended December 31, 2004 and 2003, the Company contributed $94,000 and $80,000 to the plan, respectively.

Note 6 — Operating Lease Commitments

The Company has entered into a non-cancelable operating lease for its main manufacturing and headquarters facility with a term of one hundred twenty-six (126) months, expiring June 30, 2010. Base rent for the first four (4) years is fixed and will escalate starting in the fifth year based on the Consumer Price Index (CPI), capped at four percent (4%) per annum. At the end of the fifth year, the Company will have the option to purchase the leased facility based on the landlord's cost of the facility plus ten percent (10%). The first six (6) months of lease payments were abated. Lease expense is being recognized on a straight-line basis over the entire term of the lease, excluding the effects of CPI escalations.

Future minimum payments under this lease for the next five years and in the aggregate computed using base rent amounts, at December 31, 2004, are as follows:

2005	$ 217,500
2006	217,500
2007	217,500
2008	217,500
2009	217,500
Thereafter	108,750
Total operating lease commitment	$1,196,250

Rent includes the base rent, common area maintenance, association fees, management fees and sales tax at seven percent. For the years ended December 31, 2004 and 2003, lease expense amounted to $295,000 and $298,000, respectively.

Note 7 — Concentrations of Economic and Credit Risk

The Company maintains its cash and cash equivalents with a single financial institution in accounts which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

The Company extends unsecured credit to customers as a part of normal operations.

Note 8 — Transactions with Related Parties

The Company purchases raw material and services from Chromalloy Gas Turbine Corporation (Chromalloy), United Airlines, Inc. and Lufthansa Technik AG. Purchases of raw material and related services, for the years ended December 31, 2004 and 2003, were approximately $4,114,000 and $1,502,000, respectively. The Company also purchases certain administrative services, primarily insurance coverage and employee benefits, from Chromalloy. The value of these services for the years ended December 31, 2004 and 2003, were approximately $628,000 and $420,000, respectively. As of December 31, 2004 and 2003, amounts due to Chromalloy were approximately $542,000 and $601,000, respectively, and are included in accounts payable and accrued liabilities in the accompanying balance sheets. As of December 31, 2004 and 2003, no significant amounts were owed to United Airlines, Inc. or Lufthansa Technik AG.

In 2002, the Company contracted with Alitalia Linee Aerre Italiane S.p.A. (Alitalia) to perform engine tests in an effort to obtain FAA approval for its blades. The amount paid to Alitalia for the engine test was approximately $202,000 and $384,000 for the years ended December 31, 2004 and 2003, respectively.

Of the total sales for the years ended December 31, 2004 and 2003, eighty-nine percent (89%) and ninety-six percent (96%) were to its members and their affiliates, respectively. One hundred percent (100%) and ninety-one percent (91%) of the total accounts receivable of $1,272,986 and $1,197,359 at December 31, 2004 and 2003 is due from members and their affiliates, respectively.

Note 9 — Separation Agreement with Member

Effective December 31, 2002 (the Effective Date), the Company's Executive Committee approved Blue Yonder VII B.V.'s (KLM) withdrawal from the Company. Pursuant to the provisions of the Amended and Restated Operating Agreement (the Operating Agreement), KLM forfeited its capital contributions on the Effective Date and was obligated to either (1) pay an amount equal to the gross profit which the Company projects it would have earned from projected purchases made by KLM during the five-year period (the Buy-out) beginning with the Effective Date of the withdrawal or (2) be obligated to the purchase commitments, as defined, through the same five-year period. In addition, KLM remained responsible for the future capital contribution requirements.

During 2003, KLM and the Company reached a settlement of $7.5 million to terminate the financial requirements under the Operating Agreement. This settlement payment is included in other income in the statement of operations.

As a result of KLM's withdrawal from the Company, a portion of KLM's ownership interest was allocated to remaining members in relation to their respective proportional ownership percentages. The remainder of KLM's capital contributions remained with the Company and was not allocated to the remaining members, as specified in the Operating Agreement. See the schedule of members' capital at Note 4.

Note 10 — Warranty Reserve

The Company manufactures and sells to the end user, first and second stage blades for jet engines that have been approved for use by the United States Federal Aviation Authority (FAA) within the last four (4) years. These blades generally provide a warranty for full replacement of the defective blade for a predetermined number of hours of operation. Based on the historical performance and limited number of blades in use, the Company considers the warranty exposure to be immaterial at December 31, 2004 and 2003.

Note 11 — Commitments and Contingencies

As part of the Operating Agreement, each of the members commits that it and its affiliates will purchase from the Company the blades, which the Company manufactures and sells for use in jet engines, subject to certain pricing maximums as specified in the Operating Agreement. During the years ended December 31, 2004 and 2003, the majority of the Company's sales were to its members and their affiliates.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

Members
BELAC LLC

We have audited the accompanying balance sheets of BELAC LLC as of December 31, 2003 and 2002, and the related statements of operations, members' capital and cash flows for each of the two years in the period ending December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, financial statements referred to above present fairly, in all material respects, the financial position of BELAC LLC at December 31, 2003 and 2002, and the results of its operations and its cash flows for the two years in the period ending December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Tampa, Florida
January 19, 2004

BELAC LLC

BALANCE SHEETS

	December 31, 2003	December 31, 2002
ASSETS		
Current assets:		
Cash and cash equivalents	$ 7,433,582	$ 2,746,371
Investments	—	2,643,407
Accounts receivable	1,197,359	595,304
Inventories	1,999,503	1,507,304
Other current assets	18,949	8,022
Total current assets	10,649,393	7,500,408
Property and equipment, net	5,351,863	5,766,471
Other assets	47,325	47,325
Total assets	$16,048,581	$ 13,314,204
LIABILITIES AND MEMBERS' CAPITAL		
Current liabilities		
Accounts payable	$ 819,404	$ 364,520
Accrued liabilities	1,332,198	723,329
Total current liabilities	2,151,602	1,087,849
Deferred rent	86,310	96,667
Members' capital:		
Members' capital contributions	19,000,000	25,000,000
Accumulated deficit	(5,189,331)	(12,870,312)
Total members' capital	13,810,669	12,129,688
Total liabilities and members' capital	$16,048,581	$ 13,314,204

See accompanying notes.

BELAC LLC

STATEMENTS OF OPERATIONS

	Year Ended December 31,	
	2003	2002
Net sales	$7,278,912	$ 2,064,211
Cost of sales and unfavorable variances	3,908,096	2,325,834
Gross margin	3,370,816	(261,623)
Operating expenses:		
Selling, general and administrative	1,327,397	1,161,509
Research and development	1,937,037	2,027,570
Total operating expenses	3,264,434	3,189,079
Operating income (loss)	106,382	(3,450,702)
Interest and other income	7,574,599	79,606
Net income (loss)	$7,680,981	$(3,371,096)

See accompanying notes.

BELAC LLC

STATEMENTS OF MEMBERS' CAPITAL

	Members' Capital	Accumulated Deficit	Total Members' Capital
Balance, January 1, 2002	$22,000,000	$ (9,499,216)	$12,500,784
Capital contributions	3,000,000	—	3,000,000
Net loss	—	(3,371,096)	(3,371,096)
Balance, December 31, 2002	25,000,000	(12,870,312)	12,129,688
Distribution	(6,000,000)	—	(6,000,000)
Net income	—	7,680,981	7,680,981
Balance, December 31, 2003	$19,000,000	$ (5,189,331)	$13,810,669

See accompanying notes.

BELAC LLC

STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2003	2002
Cash flows from operating activities		
Net income (loss)	$ 7,680,981	$(3,371,096)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	1,244,138	1,192,562
Deferred rent	(10,357)	(10,357)
Change in operating assets and liabilities:		
Accounts receivable	(602,055)	(595,304)
Inventories	(492,199)	(621,471)
Other current assets	(10,927)	(7,822)
Accounts payable	454,884	(62,279)
Accrued liabilities	608,869	291,650
Net cash provided by (used in) operating activities	8,873,334	(3,184,117)
Cash flows from investing activities		
Purchases of property and equipment	(829,530)	(664,165)
Purchases of investments	—	(3,679,236)
Maturities of investments	2,643,407	984,461
Net cash provided by (used in) investing activities	1,813,877	(3,358,940)
Cash flows from financing activities		
Contributed capital	—	3,000,000
Capital distributions	(6,000,000)	—
Net cash (used in) provided by financing activities	(6,000,000)	3,000,000
Net change in cash and cash equivalents	4,687,211	(3,543,057)
Cash and cash equivalents, beginning of year	2,746,371	6,289,428
Cash and cash equivalents, end of year	$ 7,433,582	$ 2,746,371

See accompanying notes.

1. Organization and Nature of Business

BELAC LLC (the Company), a Delaware limited liability company, was formed on July 6, 1998. The Company was formed to develop, manufacture, market, distribute and sell first and second stage blades for jet engines from its main manufacturing and operating facility located in Florida. The Company's strategy is to be an alternate supplier in the airline industry for high-volume jet engine blades to compete against the companies that hold the original Type Certificate for the parts. The Company expects to distribute the majority of its products to its members (see Note 4) and their affiliates both domestically and internationally.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

For all periods presented, the Company made no payments for interest or income taxes.

Accounts Receivable

Accounts receivable in the accompanying balance sheets are reported net of any necessary allowance. As of December 31, 2003 and 2002, there were no accounts for which an allowance was deemed necessary. These receivables potentially subject the Company to concentrations of credit risk, as the Company currently contracts with a few customers.

Investments

As of December 31, 2002, all investments consist of government securities and are classified as held-to-maturity with maturities of less than a year. Accordingly, the Company's investments are stated at amortized cost, adjusted for amortization of premiums. As of December 31, 2003, there are no investments.

Inventories

Inventories are stated at the lower of cost, based on the first-in, first-out basis, or market. Inventories consist of the following at December 31, 2003 and 2002:

Inventory Type	2003	2002
Raw materials	$ 187,500	$ 18,585
Work in process	840,808	448,961
Finished goods	971,195	1,039,758
Total	$1,999,503	$1,507,304

As of December 31, 2003, approximately $289,000 of inventory relates to a jet engine blade that has not been approved by the Federal Aviation Administration (FAA). Management believes they will obtain FAA approval during 2004.

Property and Equipment

Property and equipment consists principally of machinery and equipment used in the manufacturing process of jet engine blades and is recorded at cost. Depreciation is recognized over the estimated economic lives of the assets using the straight-line method. Repair and maintenance costs are expensed as incurred. The estimated useful lives and cost basis of property and equipment at December 31, 2003 and 2002 are as follows:

Asset Description	2003	2002	Estimated Useful Life
Leasehold improvements	$ 289,876	$ 287,516	10 years
Machinery and equipment	7,881,306	7,418,854	7 years
Furniture and fixtures	120,286	117,824	10 years
Computers and office equipment	498,702	479,026	5 years
Construction-in-process, including deposits on equipment	389,122	46,542	
	9,179,292	8,349,762	
Less accumulated depreciation	(3,827,429)	(2,583,291)	
Property and equipment, net	$ 5,351,863	$ 5,766,471	

Impairment of Long-Lived Assets

Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the fair value of the asset. There were no impairment losses recognized during the years ended December 31, 2003 and 2002.

Net Sales

The Company recognizes sales at the time the blades are shipped to the customer, net of estimated sales returns.

Income Taxes

The Company is a limited liability company (LLC) under state law. It has elected to be treated as a Partnership for federal income tax purposes. As such, the members report their share of the Company's taxable earnings or losses in their respective federal and state income tax returns. Consequently, the accompanying financial statements of the Company do not include a provision for current or deferred income taxes.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amount and disclosures of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Fair Value of Financial Instruments

The Company's financial instruments consist primarily of cash and cash equivalents, investments, accounts receivable and accounts payable. The carrying amounts reported in the balance sheets approximate fair value because of the short-term nature of these financial instruments.

Impact of Recently Issued Accounting Pronouncements

In April 2002, the FASB issued SFAS No. 145, *Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections* (SFAS No. 145). The Company adopted SFAS No. 145 on December 31, 2002. SFAS No. 145 requires the Company to include gains and losses on extinguishment of debt as income or loss from continuing operations rather than as extraordinary items as previously required under SFAS No. 4, *Reporting Gains and Losses from Extinguishment of Debt.* The Company is also required to reclassify any gain or loss on extinguishment of debt previously classified as an extraordinary item in prior periods presented. SFAS No. 145 also provides accounting standards for certain lease modifications that have economic effects similar to sale-leaseback transactions and various other technical corrections. It is not anticipated that the provisions of SFAS No. 145 will have an impact on the Company's financial position, results of operations or cash flows.

In April 2003, the FASB issued SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities* (SFAS No. 149). SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. SFAS No. 149 is generally effective for derivative instruments embedded in certain contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. It is not anticipated that the provisions of SFAS No. 149 will have an impact on the Company's financial position, results of operations or cash flows.

In May 2003, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity* (SFAS No. 150). The statement modifies the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The new statement requires that those instruments be classified as liabilities in a company's statement of financial position. This statement is effective for the year-end period beginning after December 31, 2003. It is not anticipated that the provisions of SFAS No. 150 will have an impact on the Company's financial position, results of operations or cash flows.

In November 2002, the FASB issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* (FIN 45). FIN 45 supersedes Interpretation No. 34, *Disclosure of Indirect Guarantees of Indebtedness of Others*, and provides guidance on the recognition and disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees. The initial recognition and measurement provisions of FIN 45 are effective for guarantees issued or modified after December 31, 2002 and are to be applied prospectively. The disclosure requirements are effective for financial statements for interim or annual periods ending after December 15, 2002. It is not anticipated that the provisions of FIN 45 will have an impact on the Company's financial position, results of operations or cash flows.

In January 2003, the FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities* (FIN 46). FIN 46 requires a company to consolidate a variable interest entity (VIE), as defined, when the company will absorb a majority of the VIE's expected losses, receives a majority of the VIE's expected residual returns or both. FIN 46 also requires consolidation of existing, non-controlled affiliates if the VIE is unable to finance its operations without investor support, or where the other investors do not have exposure to the significant risks and rewards of ownership. FIN 46 applies immediately to a VIE created or acquired after January 31, 2003. For a VIE created before February 1, 2003, FIN 46 applies in the first fiscal year or interim period beginning after March 15, 2004. Application of FIN 46 is also required in financial statements that have interests in structures that are commonly referred to as special-purpose entities for periods ending after December 15, 2003. It is not anticipated that the provisions of FIN 46 will have an impact on the Company's financial position, results of operations or cash flows.

3. Benefit Plan

In 1999, the Company began providing a 401(k) savings plan for its employees. Employees who are 21 years of age with 90 continuous days of employment are eligible to participate, with the Company making matching contributions on a dollar-for-dollar basis up to a maximum of 6% of the employee contribution. Amounts contributed by the Company vest at the rate of 20% per year. During 2003 and 2002, the Company recorded approximately $80,000 and $71,000, respectively, in matching 401(k) contributions.

4. Members' Capital

The ownership of the Company and total capital as of December 31, 2003 and 2002 are as follows:

	Approximate Ownership Percentage December 31,		Capital Contributions December 31,	
	2003	2002	2003	2002
Chromalloy Gas Turbine Corporation (Chromalloy)	52.63%	52.63%	$ 9,342,200	$12,500,000
Lufthansa Technik AG (Lufthansa)	21.05%	21.05%	3,737,000	5,000,000
United Airlines, Inc. (United)	21.05%	21.05%	3,737,000	5,000,000
Alitalia Linee Aeree Italiane S.p.A (Alitalia)	5.27%	5.27%	933,800	1,250,000
Travel Industry Systems B.V. (KLM)	—	—	—	—
Unallocated capital	—	—	1,250,000	1,250,000
Total			$19,000,000	$25,000,000

Effective December 31, 2002 (the Effective Date), the Company's Executive Committee approved KLM's withdrawal from the Company. Pursuant to the provisions of the Amended and Restated Operating Agreement (the Operating Agreement), KLM forfeited its capital contributions on the Effective Date and was obligated to either (1) pay an amount equal to the gross profit which the Company projects it would have earned from projected purchases made by KLM during the five-year period (the Buy-out) beginning with the Effective Date of the withdrawal or (2) be obligated to the purchase commitments, as defined, through the same five-year period (see Note 5). In addition, KLM remained responsible for future capital contribution requirements.

During 2003, KLM and the Company reached a settlement of $7.5 million to terminate the financial requirements under the Operating Agreement. This settlement payment is included in other income in the statement of operations.

As a result of KLM's withdrawal from the Company, a portion of KLM's ownership interest was allocated to the remaining members in relation to their respective proportional ownership percentages. The remainder of KLM's capital contributions remained with the Company and were not allocated to the remaining members, as specified in the Operating Agreement.

Profits and losses of the Company are shared by the members, generally in accordance with their respective ownership percentages, unless prior disproportionate allocations have occurred. The Company's Operating Agreement specifies that if the distributions to the members are not expected to cover each member's federal and state taxes on its distributive share of the Company's taxable income for each fiscal year, then the Company shall be required to make additional distributions to the members in accordance with their membership interests to the extent the Company has sufficient net cash, as defined. In the event of liquidation of the Company, net assets are to be distributed (a) to the Company's creditors, including member creditors, and (b) then to the members in accordance with their capital account balances.

5. Major Customers and Risk Concentration

As part of the Operating Agreement, each of the members commits that it and its affiliates will purchase from the Company the blades, which the Company manufactures and sells for use in jet engines, subject to certain pricing maximums as specified in the Operating Agreement. During the years ended December 31, 2003 and 2002, the majority of the Company's sales were to its members and their affiliates.

6. Transactions with Related Parties

The Company purchases raw materials and services from Chromalloy, United and Lufthansa. Purchases of raw materials and related services, during the years ended December 31, 2003 and 2002, were approximately $1,502,000 and $1,271,000, respectively. The Company also purchases certain administrative services, primarily insurance coverage and employee services, from Chromalloy. Payments for these services during the years ended December 31, 2003 and 2002 were approximately $420,000 and $273,000, respectively. As of December 31, 2003 and 2002, amounts due to Chromalloy were approximately $601,000 and $421,000, respectively, and are included in accounts payable and accrued liabilities in the accompanying balance sheets. As of December 31, 2003 and 2002, no amounts were owed to United or Lufthansa.

In 2002, the Company contracted with Alitalia to perform engine tests in an effort to obtain FAA approval for its blades. The amount paid to Alitalia for the engine test was approximately $384,000 as of December 31, 2003.

7. Leases

The Company has entered into a noncancelable operating lease for its main manufacturing and headquarters facility with a term of 126 months, expiring June 30, 2010. Base rent for the first four years is fixed and will escalate starting in the fifth year based on the Consumer Price Index (CPI), capped at 4% per annum. At the end of the fifth year, the Company will have the option to purchase the leased facility based on the landlord's cost of the facility plus 10%. The first six months of lease payments were abated. Lease expense is being recognized on a straight-line basis over the entire term of the lease, excluding the effects of CPI escalations.

Future minimum payments computed using base rent amounts, under this lease at December 31, 2003 are as follows:

Year Ending December 31:	Amount
2004	$ 217,500
2005	217,500
2006	217,500
2007	217,500
2008	217,500
Thereafter	326,250
	$1,413,750

Total rent expense under the operating lease for the years ended December 31, 2003 and 2002 was approximately $298,000 and $284,000, respectively.

8. Supplemental Financial Information

Accrued expenses consisted of the following at December 31, 2003 and 2002:

	2003	2002
Accrued test costs	$ 923,057	$381,120
Accrued salaries and benefits	300,495	295,232
Other	108,646	46,977
	$1,332,198	$723,329

Item 15. ***Exhibits***

23.2 — Consent of Independent Auditors (filed herewith).

23.3 — Consent of Independent Certified Public Accountant (filed herewith).

31.1 — Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).

31.2 — Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).

32.1 — Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).

32.2 — Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SEQUA CORPORATION

By: /s/ HOWARD M. LEITNER

Howard M. Leitner
Senior Vice President, Finance
(Chief Financial Officer)

March 29, 2005

Exhibit 31.1

CERTIFICATIONS

I, Martin Weinstein, Vice Chairman and Chief Executive Officer of Sequa Corporation, certify that:

1. I have reviewed this annual report on Form 10-K/A of Sequa Corporation, a Delaware corporation ("Sequa" or "registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Martin Weinstein

Martin Weinstein
Vice Chairman and Chief Executive Officer

Date: March 29, 2005

Exhibit 31.2

CERTIFICATIONS

I, Howard M. Leitner, Senior Vice President, Finance (chief financial officer) of Sequa Corporation, certify that:

1. I have reviewed this annual report on Form 10-K/A of Sequa Corporation, a Delaware corporation ("Sequa" or "registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Howard M. Leitner

Howard M. Leitner
Senior Vice President, Finance
(chief financial officer)

Date: March 29, 2005

Exhibit 32.1

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Sequa Corporation (the "Company") on Form 10-K/A for the period ending December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Martin Weinstein, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Martin Weinstein

Martin Weinstein
Vice Chairman and Chief Executive Officer

March 29, 2005

Exhibit 32.2

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Sequa Corporation (the "Company") on Form 10-K/A for the period ending December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Howard M. Leitner, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Howard M. Leitner

Howard M. Leitner
Chief Financial Officer

March 29, 2005

(Certain Exhibits are omitted.)

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OPERATIONS

AEROSPACE

Chromalloy Gas Turbine Corporation
4430 Director Drive
San Antonio, Texas 78219
(210) 333-6010

Dr. Martin Weinstein
Chairman and Chief Executive Officer

Kenneth Binder
President and Chief Operating Officer
Chromalloy Industrial Turbine Services

Chris Richardson
President and Chief Operating Officer
Chromalloy Aircraft Engine Services

Neil Henderson
Executive Vice President
Sales and Marketing

Bruce Johnson
Executive Vice President
Engineering Services

AUTOMOTIVE

ARC Automotive Products
1729 Midpark Road
Knoxville, Tennessee 37921
(865) 583-7700
Internet: www.arcautomotive.com

John E. Skladan
President and General Manager

Casco Products Corporation
One Waterview Drive
Shelton, Connecticut 06484
(203) 922-3200
Internet: www.cascoglobal.com

Ali El-Haj
President and General Manager

METAL COATING

Precoat Metals
1310 Papin Street
St. Louis, Missouri 63103
(314) 436-7010
Internet: www.precoatmetals.com

Gerard M. Dombek
President and General Manager

SPECIALTY CHEMICALS

Warwick International Group Limited
Mostyn, Holywell
Flintshire, CH8 9HE
United Kingdom
(44-1745) 560651
Internet: www.warwickint.com

Robert F. Ellis
Managing Director and
Chief Executive Officer

INDUSTRIAL MACHINERY

MEGTEC Systems, Inc.
830 Prosper Road
DePere, Wisconsin 54115
(920) 336-5715
Internet: www.megtec.com

Mohit Uberoi
President and General Manager

OTHER PRODUCTS

After Six, Inc.
240 Collins Industrial Drive
Athens, Georgia 30601
(706) 543-5286
Internet: www.aftersix.com

Cecil Wimbs
President and General Manager

BOARD OF DIRECTORS

Norman E. Alexander[1]
Chairman of the Board

Edward E. Barr[3]
Chairman
United Water Resources, Inc.
water and wastewater services

Alvin Dworman[1,2]
Chairman
ADCO Group
financial services, merchant banking and real estate

David S. Gottesman*[4]
Senior Managing Partner
First Manhattan Co.
investment management company

Richard S. LeFrak[4]
President
Lefrak Organization, Inc.
diversified real estate, energy, finance and entertainment production

R. Scott Schafler*[3]
President
Cortec Group, Inc.
middle market buyout group

Michael I. Sovern[4]
President Emeritus
Columbia University

Fred R. Sullivan[2]
Manager
FRS Capital, LLC
investment firm

Gerald Tsai, Jr.[2]
Private Investor

Robert F. Weinberg**
President
Robert Martin Company, LLC
real estate management and development

Dr. Martin Weinstein[1]
Vice Chairman

*Not standing for reelection in May 2005
**Effective March 2005

[1]Executive Committee
[2]Audit Committee
[3]Compensation Committee
[4]Nominating Committee

CORPORATE OFFICERS

Norman E. Alexander*
Executive Chairman

Dr. Martin Weinstein*
Vice Chairman and Chief Executive Officer

Howard M. Leitner*
Senior Vice President, Finance

John J. Dowling III
Senior Vice President, Legal

Gerard M. Dombek
Senior Vice President
Metal Coating

Robert F. Ellis
Senior Vice President
Specialty Chemicals

Michael Blickensderfer
Vice President, Taxes

Robert D. DeVito
Vice President
Corporate Development and Strategy

Kenneth A. Drucker
Vice President and Treasurer

Robert L. Iuliucci
Vice President
Environmental, Safety and Health

Linda G. Kyriakou
Vice President
Corporate Communications

Steven R. Lowson
Vice President

Joanne M. O'Sullivan
Vice President and Controller

Stephen J. Schaus
Vice President
Operational Excellence

Diane C. Bunt
Secretary

Mitchell D. Bittman
Assistant Secretary

James P. Langelotti
Assistant Treasurer

John J. Van Decker
Assistant Controller

*Management Executive Committee

CORPORATE DATA

Sequa Corporation
200 Park Avenue
New York, NY 10166
Tel: (212) 986-5500
Fax: (212) 370-1969
Internet: www.sequa.com

Transfer Agent and Registrar
The Bank of New York
New York, New York
Tel: 1-800-524-4458
Internet: www.stockbny.com
E-mail: shareowner-svcs@bankofny.com

Stock Listing
New York Stock Exchange

Common stock symbols:	SQA A
	SQA B
Preferred stock symbol:	SQA Pf

Certifications
For the year ended December 31, 2004, the company's 10-K filed with the Securities and Exchange Commission (SEC) includes as an exhibit the CEO/CFO certification required under Sarbanes-Oxley. For the year ended December 31, 2003, the company submitted to the New York Stock Exchange the required CEO certification.

Internet
For up-to-date information on Sequa Corporation and links to its operating units, visit www.sequa.com. The web site contains documents filed with the SEC, including the annual report on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K. Documents are available on the web site as soon as practicable after filing and may be downloaded in PDF, Microsoft Word or Excel format. The company will also provide hard copies of its 10-Ks, 10-Qs and 8-Ks at no charge; requests should be made to the corporate communications department by mail (200 Park Avenue, New York, NY 10166) or phone (212-986-5500).

Annual Meeting
The annual meeting of stockholders will be held on Thursday, May 5, 2005, at 11:00 a.m. at J.P. Morgan Chase, 277 Park Avenue, New York, NY, 17th Floor Conference Room.

Design and Production: BenderPlus, New York Printed in U.S.A.
Photograph on page 7 courtesy of the New York Stock Exchange
Illustration on page 5 by Lyn Tetelman

Sequa Corporatio
200 Park Avenu
New York, NY 1016